082-34955

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

RECEIVED
2009 JUN -9 P 12:38

02 June 2009

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

09046581

JLW 7/20

057004

bank hapoalim

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*12/05/09*	*1*
2.	*Immediate Report*	*14/05/09*	*2*
3.	*Immediate Report*	*20/05/09*	*3*
4.	*1st Quarter Results*	*26/05/09*	*4*
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

082-34955

bank hapoalim

Schedule 1

Head Office

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781

Tel: 972-3-5673800; Fax: 972-3-5674576

RECEIVED

2008 JUN -9 P 12:38

Date: May 12, 2009

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, Bank Hapoalim B.M. advises that on 12th May, 2009 there were received by the Bank a statement of claim and an application for the approval and prosecution thereof as a class action under the Class Actions Law, 5766-2006, which were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi Le'Israel B.M., Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd. and The First International Bank of Israel Ltd. (hereinafter together: "the Respondents" or "the Respondent Banks").

The applicants, who allege that they are customers of the Respondent Banks, are attempting to attribute to the Respondents a restrictive arrangement regarding the scale of charges for their fees. The applicants allege that due to a collusive policy of the Respondent Banks, which, according to them, was characterized by prohibited cooperation among them and by intentional and systematic exchanges of information, the competitiveness of the market, according to them, was affected and it became possible for the Respondent Banks to maintain a uniform (and high) level of fees.

The claim is based on a determination under Section 43(a) (1) of the Restrictive Trade Practices Law, 5748-1988 published by the Antitrust Commissioner under the heading "In the matter of: Restrictive arrangements between Bank Hapoalim, Bank Leumi, Discount Bank, Mizrahi Bank and the International Bank the subject of which is the transfer of information concerning fees" (hereinafter: "the Determination"). The applicants allege that the Determination sets forth the *modus operandi* adopted by the Respondent Banks in order to lead to a high and uniform rate of fees.

The cause of action available to the applicants, so they allege, is on the strength of Section 2 of the Restrictive Trade Practices Law, since according to them, the Respondent Banks were party to a restrictive arrangement which affected competition and caused the charges for fees to be coordinated, in such a way that the applicants paid excessive prices for the services they received.

The applicants set their claim against all of the Respondent Banks at the sum of NIS 1 billion, which, according to them, is according to an estimated calculation only and for the purpose of placing it within the bounds of the material jurisdiction of the District Court.

Yours faithfully,

Bank Hapoalim B.M.

Eldad Kahana, Advocate
Head of Central Legal Counseling Division

Yoram Weissbrem
Secretary of the Bank

057004 1.0

082-34955

bank hapoalim

Schedule 2

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

RECEIVED
2009 JUN -9 P 12:39

Date: May 14, 2009

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises, further to immediate reports, which it published on 30th April, 2009 (number 097881-01-2009), on 12th May, 2009 (number 107205-01-2009) and on 13th May, 2009 (number 108297-01-2009), as follows:

On 14th May, 2009 the Board of Directors of the Bank gave its reply to the letter of the Supervisor of Banks dated 12th May, 2009.

A copy of the reply is attached to this report.

Yours faithfully,

Bank Hapoalim B.M.

Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

057004 12.1

[Translation from the Original Hebrew]

Dani Dankner
Chairman of the Board of Directors
Bank Hapoalim B.M.
63 Yehuda Halevy St., Tel-Aviv 65781
Tel: 03-567 3543 Fax: 03-567 6013 dani@bhnp.co.il

Date: 14th May, 2009

To:
Mr. Ronny Hizkiyahu, the Supervisor of Banks
Bank of Israel
Jerusalem

Dear Sir,

Re: Your Notice of 12th May, 2009 Regarding Faults –
Substitution of the CEO of Bank Hapoalim

1. The Board of Directors of Bank Hapoalim B.M. ("the Bank") discussed your letter under reference at its meeting of 13th May, 2009.

2. Before I reply to your aforesaid letter, the Board of Directors would like again to stress that it continues to hold the opinion, as set forth in my letter to you of 11th May, 2009, that the resolution to appoint forthwith Mr. Zion Kenan as the next CEO of the Bank was valid and proper, both from the point of view of the process and intrinsically. At the same time, the Board of Directors attaches much importance to the position of the Supervisor and accordingly the substance of your letters has been carefully considered.

3. The Board of Directors is very sorry and disappointed that you chose not to respond, at this stage, to its request to meet with you in order to discuss the subject set forth in Paragraph 6.4 of my letter to you of 11th May, 2009. The Board of directors is of the opinion that considering this material and sensitive subject, a direct and unmediated discussion should be allowed to take place between the parties concerned – the Board of Directors of the Bank on the one hand, and the Supervisor of Banks on the other hand – and that this course of action is preferable to a public exchange of letters. Such a direct discussion would again enable the Board of Directors to understand the preferences, the reasons and the considerations which direct your decisions in this matter, and thus the dialogue would become productive. All the more so in view of the fact that we are dealing with a requirement to act for which there is no precedent from which to draw an analogy between it and the matter in question. It seems that dealing with a complex, sensitive and unprecedented issue such as this, is not possible

by means of formal correspondence, but rather at a meeting where all of the considerations are laid out and the proposals are raised and reviewed together by both sides.

4. Moreover, the Board of Directors is of the opinion that in the present circumstances it is not proper and practical to require that the Board of Directors submit to you a written document which contains "a menu of alternatives", from which you would chose the alternative which seems to you to be the most appropriate (if any). The Board of Directors is of opinion that, in as much as the alternatives to the way in which it acted need to be discussed, it is proper that the Board of Directors present to you the alternative which seems to the Board as being more than any other right and proper in the circumstances.

5. The Board of Directors, at its meeting yesterday, asked me to place before you a proposed outline, as described below, for appointing a CEO of the Bank

   5.1 The Board of Directors would establish a dedicated committee which would actively seek to draw up a list of candidates for the position of the CEO of the Bank. The committee would include the following five members of the Board of Directors: Imri Tov (Chairman), Yair Orgler, Pnina Dvorin, Efrat Peled and Moshe Koren. The committee would present to the plenum of the Board of Directors each candidate endorsed by at least two members of the committee.

   5.2 In addition, each of the members of the Board of Directors would act to present additional candidates for the position of the CEO of the Bank to the plenum of the Board of Directors. The Board of Directors would consider the candidacy of each candidate endorsed by three directors (at least).

   5.3 The Board of Directors would select the next CEO of the Bank from among the candidates brought before it as provided in sub-paragraphs 5.1 and 5.2. Mr. Zion Kenan, whom the Board of Directors views as an eligible candidate for the job, would be deemed a candidate to be brought before the Board of Directors.

6. The proposed outline combines the advantage of actively seeking out candidates by the dedicated committee with the right and even the duty of directors, who are not members of the committee, to bring before the Board of Directors candidates who appear to them to be suited for the job. The members of the Board of Directors are intimately acquainted with senior personnel in the business and banking world in Israel, from whose midst candidates for the position of CEO of the Bank can be identified. The proposal combination would make it possible, in the opinion of the Board of Directors, to present to it the most and best candidates who are suitable for the job.

7. The members of the dedicated committee have been chosen by the Board of Directors based on personal suitability. The Board of Directors does not consider that it would be fitting or right to distinguish for this purpose between "kinds of directors". There is no provision in the Companies Law or in the Regulations for the Proper Conduct of

Banking Business that can justify or provide a basis for any distinction between "kinds of directors" for the purpose of proceedings for the appointment of a CEO of a bank. Moreover, the Board of Directors did not find in the letters of the Supervisor or in his examination report of 23rd April, 2009 any reasons or facts capable of justifying a distinction between "kinds of directors" in this matter. The Board of Directors considers that the proposed outline enables all of the directors, without any distinction between kinds, to participate and contribute to the appointment process, for which all of them bear responsibility in equal measure.

8. Mr. Zion Kenan informed the Board of Directors that in the circumstances and with the good of the Bank in mind, he understands and respects the process proposed in this letter.

9. Should you have any objections to the proposed outlines, in all of its component parts, the Board of Directors requests a meeting with you at the earliest.

Yours faithfully,

(signed)

Dan Dankner, Chairman of the Board of Directors

082-34955

bank hapoalim

Head Office

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 3

Date: May 20, 2009
Reference: 802/09

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises, further the immediate reports of 30th April, 2009 (number 097881-01-2009), of 12th May, 2009 (number 107205-01-2009), of 13th May 2009 (number 108297-01-2009) and of 14th May, 2009 (number 109518-01-2009), as follows:

1. On 19th May, 2009, in the forenoon, the Supervisor of Banks received the members of the Board of Directors of the Bank in his Jerusalem office for a conversation.

2. The members of the Board of Directors noted that the meeting was positive and beneficial. The Supervisor presented his position to the Board of Directors in connection with the process of the substitution of the CEO of the Bank and the establishment of a search committee for the selection of a new CEO of the Bank. The Board of Directors took account of what the Supervisor said and expressed their position.

   Following the meeting, the Supervisor made it clear that he would consider his position and that he would inform the Board of Directors of his decision.

3. Today, 20th May, 2009, the Board of directors decided to co-opt Prof. Oded Sarig on to the dedicated committee which was established for the purpose of seeking out a CEO for the Bank; thus the committee will number 6 members: Mr. Imri Tov (Chairman), Prof. Yair Orgler, Adv. Pnina Dvorin, Ms. Efrat Peled, Mr. Moshe Koren and Prof. Oded Sarig. The Board of Directors of the Bank will select the next CEO from candidates to be recommended to it by the committee alone. The committee, when it is convened, will determine, its work procedures with the approval of the Board of Directors; the committee will characterize the requirements of the office, will filter and sort the candidates identified by it and proposed to it and will place its recommendations before the Board of Directors. Each candidate endorsed by at least three members of the committee will be included in the list of candidates that the committee shall submit to the Board of Directors.

   Any member of the Board of Directors who may wish to propose a candidate may do so through the dedicated committee.

4. On 20th May, 2009 the Chairman of the Board of Directors of the Bank received a message from the Supervisor of Banks according to which he accepts the responses of the Board of Directors to the letter of 27th April, 2009 of the Supervisor of Banks:

   (a) As for paragraphs 1 to 5 of the aforesaid letter of the Supervisor, the Supervisor accepted the statement of the Board of Directors as transmitted to him in the letter of 11th May, 2009, of the Chairman of the Board of Directors.

   (b) As for paragraph 6 of the aforesaid letter of the Supervisor, the Supervisor advised that he accepts the outline of the procedure for seeking out and selecting the CEO of the Bank, according to the resolution of the Board of Directors of today, 20th May, 2009, as set forth in paragraph 3 above. The Bank is supposed to complete the procedure of selecting the CEO not later than 30th September, 2009.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

057004 1.10

082-34955

bank hapoalim

Schedule 4

Head Office

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781

Tel: 03-5673800; Fax: 03-5674576

Date: May 26, 2009

Reference: 802/09

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding the Approval of the Financial Statements as at March 31, 2009**

1. We wish to inform you that at its meeting held in the afternoon of May 25, 2009, the Board of Directors of Bank Hapoalim resolved to approve the Financial Statements as at March 31, 2009.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on May 26, 2009, and has been sent to the Bank of Israel and the Registrar of Companies in Israel.

3. Enclosed is a summary of the Financial Statements of the Bank as at March 31, 2009. The full Financial Statements are available upon request, and can be accessed on the Bank's internet site: http://www.bankhapoalim.com.

Sincerely yours,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Ran Oz	**Ofer Levy**
Senior Deputy Managing Director	Senior Deputy Managing Director
CFO	Chief Accountant

bank hapoalim

bank hapoalim Press Release

May 26, 2009

Bank Hapoalim reported today its Financial Results for the First Quarter of 2009

Tel Aviv, Israel -- Bank Hapoalim (IT: POLI) (LI: BKHD) (Pink Sheets: BKHYY)

Highlights of the financial statements:

- **Net Profit** for the first quarter of 2009 totaled NIS 42 million compared with a loss of NIS 363 million in the previous quarter.

  Profit for the first quarter of 2009 was significantly affected by the continued decline in the CPI-linked interest rate, which resulted in an exceptional accounting expense in the amount of NIS 855 million, gross, stemming from the measurement of profit and loss in derivative instruments that serve mainly as an economic hedge, on a fair-value basis, in contrast to measuring results of balance-sheet financial activity on an accrual basis.

- **Return on equity** for the first quarter of 2009 was 0.9%, on an annualized basis compared with a negative return in the previous quarter.

- **The Bank's capital adequacy** rose to 11.27% at the end of the first quarter of 2009 compared with 10.92% at the end of 2008.

  Tier 1 Capital rose to 7.55% at the end of the first quarter of 2009 compared with 7.44% at the end of 2008.

Chairman of the Board Dan Dankner commented:

Bank Hapoalim's financial results for the first quarter of 2009 reflect the recessionary pressures felt throughout the Israeli economy. Recent macro-economic data that highlights the depth of this recession is in line with the estimates used as the foundation for the Bank's business plans and is consistent with the economic forecasts of Bank Hapoalim's economists.

The Bank continues to make progress towards its objectives of a 4%-7% return on equity for 2009 and a capital adequacy ratio of 12% by the end of the year.

In addition, Bank Hapoalim is continuing its extensive, wide-ranging community-oriented activities during the recession, through monetary donations and volunteer activities of Bank employees. The financial value of these activities reached NIS 9.8 million in the first quarter of 2009.

The Israeli banking system, with Bank Hapoalim as a key player, has demonstrated stability and resilience. This has enabled the Israeli economy

to weather the current global crisis with relatively little damage, compared to most other developed countries. In contrast to the situation in the United States and many European countries, the Israeli government has not needed to provide banks with assistance during this period. This mainly reflects the cautious risk profiles of Israel's banks in recent years. Compared to banks overseas, Israeli banks are conservatively leveraged and, as a result, the global de-leveraging process has had a far lesser impact here than elsewhere. While the American government has needed to inject more than USD 700 billion into U.S. banks to enable them to continue providing credit, the primary source for credit granted by Israeli banks is deposits from the public.

As seen in the recent global macro economic indicators published, it is clear that we have not yet emerged from the global crisis. If it is deeper and more prolonged than expected, there will be negative consequences for the Israeli economy.

I would like to congratulate the Government of Israel, the Prime Minister, the Minister of Finance, the Chairman of the General Federation of Labor and related organizations for their success in reaching an agreement regarding the State budget. We hope that the budget framework will remain intact so that we continue to avoid high inflation rates, as we have in recent years due to budgetary restraint.

CEO Zvi Ziv commented:

The Bank's net profit reached NIS 42 million in the first quarter of 2009. The relatively low profit was negatively impacted by the decrease in the CPI-linked interest rate; which resulted in an exceptional accounting expense in the amount of NIS 855 million, gross, stemming from the measurement of profit and loss in derivative instruments that serve mainly as an economic hedge, on a fair-value basis, in contrast to measuring results of balance-sheet financial activity on an accrual basis.

Despite the ongoing crisis in global markets and the absence of signs of a forthcoming recovery in the Israeli economy, retail banking and corporate banking, the key pillars of the Bank's operations, maintained their customary profitability levels this quarter.

The financial results for the quarter show the impact of the decrease in interest rates; interest rates in Israel (as in other markets) have dropped to an unprecedented low and impacted, inter alia, the Bank's income from deposits.

Financing Profit (before provisions for doubtful debts) reached NIS 972 million for the quarter, compared with a profit of NIS 1.2 billion in the fourth quarter of 2008. The decrease resulted primarily from the sharp declines in interest rates.

The relative calm in the capital markets in recent months enabled the financial stabilization of some of the Bank's customers, leading to a decrease in the provision for doubtful debts compared to the last quarter. However, as I mentioned earlier, we are not yet seeing signs of recovery and emergence from the recession in the Israeli economy. This is evident in the continued

increase in the volume of problematic debts, which increased 8.8% this quarter.

With respect to our previously announced plans to strengthen the Bank's capital base, we raised approximately NIS 830 million during the quarter in Israel and overseas, and have attained a capital adequacy ratio of 11.27%.

Bank Hapoalim continues to operate according to its annual work plans, aiming to achieve the two key objectives we have set for 2009: a capital adequacy ratio of 12%, and return on equity of 4%-7%.

Main developments in the financial statements for the first quarter of 2009:

Net operating profit for the first quarter of 2009 totaled NIS 21 million compared with a loss of NIS 393 million in the previous quarter. Net return of operating profit on equity for the first quarter of 2009 was 0.4%, on an annualized basis, compared with a negative return in the previous quarter.

The increase in net profit results, among others, from the following factors:

Profit from financing activity before provisions for doubtful debts, totaled NIS 972 million in the first quarter of 2009, compared with a profit of NIS 1,242 million in the previous quarter. The decrease was mainly due to an exceptional accounting loss, as mentioned above, in the amount of NIS 855 million related to the measurement of derivative instruments that serve mainly as an economic hedge, on a fair-value basis. This was offset by a decrease in losses in respect of investments by the Bank's overseas offices in asset-backed securities, and a decrease in losses in respect of the credit-derivative portfolio.

The provision for doubtful debts was made on a conservative basis, with due regard for assessments of the risks in the credit portfolio. In the first quarter of 2009 the Bank recorded provisions totaling NIS 314 million, compared with NIS 765 million in the previous quarter. The Bank recorded a specific provision in the amount of NIS 270 million, compared with NIS 825 million in the previous quarter. The specific provisions totaled NIS 388 million; however was reduced by NIS 118 million as a result of the collection of debts written off in the past and from reduction of provisions.

The rate of the specific provision to total credit to the public, before the reduction in provisions and the collection of debts written off in the past, reached 0.70%, in the first quarter of 2009, compared with 1.81% in the previous quarter.

Problematic debt for the Bank Group totaled NIS 17.6 billion at the end of March 2009, an increase of 8.8% compared to the previous quarter.

Operating Income – totaled NIS 1,162 million in the first quarter of 2009 compared with NIS 1,013 million in the previous quarter, an increase of 14.7%. The increase was mainly due to an increase in income from capital market activity and from the transition to profit in investment in shares, following a loss in the previous quarter.

Operating and other expenses totaled NIS 1,940 million in the first quarter of 2009 compared with NIS 2,008 million in the previous quarter, a decrease of 3.4%. The decrease was mainly due to the decrease in other expenses.

Contribution to the community – The community-service activities of the Bank's employees are varied and extensive, and take the form of community involvement, monetary donations, and wide-ranging volunteer activities. This activity of the Bank Group in the first three months of 2009 had a monetary value of approximately NIS 9.8 million.

Developments in Balance-Sheet Items

The consolidated balance sheet as at March 31, 2009 totaled NIS 305.1 billion, compared with NIS 306.8 billion at the end of 2008.

Credit to the public totaled NIS 220.9 billion, a decrease of 0.6% compared to the end of 2008. The decrease was influenced by a decline in the volume of activity in the Israeli economy and repayment of debt due to the low interest rate on deposits. Appreciation of the shekel against most foreign currencies offset the decrease in credit to the public at a rate of 2.1%.

Deposits from the public totaled NIS 232.4 billion compared with NIS 227.0 billion at the end of 2008, an increase of 2.4%. The increase is a result of the appreciation of the shekel against most foreign currencies and an increase in deposits in overseas offices.

About Bank Hapoalim

Bank Hapoalim is Israel's leading financial group. In Israel, the Bank Hapoalim Group includes financial companies involved in investment banking, credit cards, trust services and portfolio management. The Group also has holdings in non-banking sectors.

Internationally, Bank Hapoalim operates through 40 branches, subsidiaries and representative offices, in North and Latin America, Europe, the Far East, Turkey and Australia. In these markets, the Bank is engaged in trade, corporate finance, private banking and retail banking.

Bank Hapoalim is the only Israeli Bank listed on both the Tel Aviv and London Stock Exchange. In addition, a Level-1 ADR is traded "over-the -counter" in New York.

For further information please contact the Bank's Spokesperson:
Tel: +972-3-567-3635; Fax: +972-3-567-3500
spokesperson@bnhp.co.il

Principal Data of the Bank Hapoalim Group

Profit and profitability

	For the three months ended on				
	3/31/2009	12/31/2008	9/30/2008	6/30/2008	3/31/2008
Profit (loss) from financing activities before provision for doubtful debts	**972**	1,242	2,083	1,943	(2,012)
Operating and other income	**1,162**	1,013	1,153	1,205	1,284
Total income (loss)	**2,134**	2,255	3,236	3,148	(728)
Provision for doubtful debts	**314**	765	471	252	32
Operating and other expenses	**1,940**	2,008	1,960	1,911	2,268
Operating profit (loss)	**21**	(393)	384	545	(2,005)
Net profit from extraordinary transactions, after taxes	**21**	30	57	49	438
Net profit (loss)	**42**	(363)	441	594	(1,567)

Balance Sheet – Principal Items

	3/31/2009	12/31/2008	9/30/2008	6/30/2008	3/31/2008
Total balance sheet	**305,156**	306,847	297,854	300,909	308,916
Credit to the public	**220,859**	222,100	214,296	211,193	210,496
Deposits from the public	**232,442**	226,953	214,802	226,955	231,520
Debentures and subordinated notes	**18,967**	20,818	20,676	19,111	18,627
Shareholders' equity	**18,986**	18,795	19,030	18,758	17,322
Overall Credit risk -Problematic Debts	**17,558**	16,142	15,208	12,416	13,609
Of which: Non-income bearing debt	**4,145**	4,140	3,870	3,366	3,454

Principal financial ratios

	3/31/2009	12/31/2008	9/30/2008	6/30/2008	3/31/2008
Shareholders' equity to total assets	**6.2%**	6.1%	6.4%	6.2%	5.6%
Tier I capital to risk assets	**7.55%**	7.44%	7.74%	7.49%	6.73%
Total capital to risk assets	**11.27%**	10.92%	11.29%	10.77%	9.54%
Ratio of specific provision to total credit to the public(a)	0.70%	1.81%	1.34%	0.71%	0.66%
Ratio of specific provision to total credit to the public attributed to the statement of profit and loss(a)	0.49%	1.49%	0.76%	0.44%	0.14%
Return of operating profit (loss) on equity, net(a)	0.4%	(7.9%)	8.3%	12.6%	(36.8%)
Return of net profit (loss) on equity(a)	0.9%	(7.3%)	9.6%	13.8%	(29.8%)

(a) Quarterly figures on an annualized basis



Q1

Bank Hapoalim

Condensed Financial Statement
as at March 31, 2009

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Q1

Bank Hapoalim

Condensed Financial Statement as at March 31, 2009

1. Sinaya Marciano - Afridar **2.** Oded Yanchovich - Hadarim **3.** Helen Azrzar-Aton - Azur **4.** Yoav Bar-Dov - Azur **5.** Yoni Tarnir - Ramot **6.** Roni Yitzaki - Ben Gurion University **7.** Yafit Winer - Netanya **8.** Lee Siman-Tov - Nes Ziona **9.** Florie Shterling - Dimona **10.** Helena Freiman - Kiryat Shalom **11.** Erez Mesilati - Rehovot **12.** Ruth Nassi - Har Hotzvim **13.** Rinat Daniel - Merkaz Clal **14.** Shlomo Yifrach - Beer Yaakov **15.** Yael Haziz - Afridar **16.** Anafa Baruch - Jabotinsky **17.** Galit Moiddoch - Hayetzira **18.** Ilanit Cohen - Kiryat Motzkin **19.** Sigal Naftaly - Kiryat Shmona **20.** Oksana Ashkenazy - Akko **21.** Meital Reshef-Nagar - Negev Region Mgmt. **22.** Inbal Mizra - Jerusalem Region Mgmt. **23.** Haim Aviram - Merkaz Clal **24.** Galit Shulman-Mishael - Kiryat Haim **25.** Ullach Cohen - Ahuza **26.** Shir Kimchi - Hod Hasharon **27.** Ran Rosenzweig - E-marketing **28.** Sagit Steiner - Hadar Tal **29.** Dikla Sharvit - Afula Ilit **30.** Keren Rozolio - Jerusalem Region Mgmt. **31.** Carmit Raba - Shimshon **32.** Shmuel Levi - Rehovot **33.** Anat Babich-Hemo - Akko **34.** David Mahadany - Arad **35.** Shai Alon - Jerusalem Region Mgmt. **36.** Norny Katz - Haifa University **37.** Ofer Bans - Azur **38.** Konstantin Douvidzon - Beer Yaakov **39.** Meital Shem-Tov - Sharon Region Mgmt. **40.** Limor Bufton - Southern Region Mgmt. **41.** Ehud Issaschar - Bet Shemesh **42.** Liran Raz - Nahariya **43.** Galia Itzhak - Rishonim **44.** Savin Ben-Isyhi - Pinkas **45.** Shlomo Barkey - Hayetzira **46.** Dafna Talmon - E-marketing **47.** Sivan Dagan - Akko **48.** Meital Edri - Mazkeret Batya **49.** Ayelet Eyni - Nes Ziona **50.** Eran Zeda - Lev Dizengoff **51.** Efrat Goldfeld - Shaarey Ha'ir **52.** Moshe Shneor - Pisgat Zeev **53.** Einat Teitlbaum - Haifa- Main **54.** Gali Meamen-Shefer - Kfar Yonah **55.** Hagit Barak - Hatzafon **56.** Elior Chruya - Poalim Express - Ramla **57.** Gilat Shoshany - Azur **58.** Roni Shliva - Central Region Mgmt. **59.** Tehila Sandrusi - Gur **60.** Limor Abada-Itzhaki - Hatishbi **61.** Miri Mor - Southern Region Mgmt. **62.** Idit Zeavi - Poalim Express **63.** Elena Bolotin - Kiryat Eliezer **64.** Itamar Ben-Harush - Har Hacarmel **65.** Firas Kabha - Netanya **66.** Ilana Vaisman - Akko **67.** Hesham Amwad - Poalim Express - Yafiya **68.** Mirit Ochayon - Haifa Region Mgmt. **69.** Nabil Totri - Poalim Express **70.** Saly Shulman - Sharon Region Mgmt. **71.** Sandra Avissar - Poalim Exp.- Ramat Gan **72.** Irene Khazen - Kiryat Eliezer **73.** Anat Ginzburg - Hadera **74.** Alon Levin - Ahuza **75.** Hagit Alvas - Ramat Aviv **76.** Oren Markovitch - Ashdod **77.** Micha Ziv - Bet Hakerem **78.** Suzi Mihaeli - Gan Yavne **79.** Yaron Ozer - Poalim Express **80.** Uri Cohen - Shaul Hamelech **81.** Ami Sheetrit - Kfar Saba **82.** Yulia Aizenshtadet - Haifa- Main **83.** David Mor - Kiryat Motzkin **84.** Yael Attias-Adjadj - Kiryat Hasharon

Contents

Board of Directors' Report
As at March 31, 2009

At the meeting of the Board of Directors held on May 25, 2009, it was resolved to approve and publish the unaudited consolidated financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the period of January-March 2009.

The following are details of the principal developments and changes that occurred during the reported period.

General Review

Economic Activity

Developments in the Global Economy

The contraction in economic activity in most countries persisted in the first quarter. The developed economies are in the worst recession since the 1930s. Global trade volumes are dropping sharply, with notable damage to countries where the weight of exports in GDP is high, such as Germany, Japan, Taiwan, and Singapore. GDP decreased by 6.1% in the United States and by 9.8% in the euro zone in the first quarter, in annualized terms. Unemployment rates are rising worldwide, heightening internal tensions in many countries. A few positive points can also be found in the developments of the quarter, mainly in the financial markets. The brisk action taken by policy makers, especially in the United States, slightly improved confidence in the market, as reflected in price gains in global equity markets, a decrease in credit spreads, and several new offerings. Some economic figures in the US indicated a certain tempering of the deterioration of economic activity, in comparison to the preceding quarter; however, the high job-loss rate and the sharp increase in unemployment are still a heavy burden on the American economy. Trends in the emerging economies have been uneven; the sharp decline in demand harmed all countries, but while growth remained positive in China and India, many countries, especially those with high dependence on external financing, entered financial crises and were obliged to receive aid from the International Monetary Fund.

The economic policies being applied globally to check the deterioration of economic activity and financial stability are unprecedented in scope. In the US, a stimulus package worth USD 787 billion, or 5.5% of American GDP, has been approved. In Europe and Japan, more moderate fiscal incentives of 1.5% and 2% of GDP were approved, respectively. Monetary policy worldwide is highly expansive, with interest rates of the central banks down to near zero in the US and Japan, 0.5% in the UK, and 1.00% in the euro zone, as of May. Additional monetary tools have also been applied with the aim of expanding liquidity and easing the credit crunch.

Israel - Economic Activity

Gross domestic product decreased at an annualized rate of 3.6% in the first quarter, following a 0.5% decline in the preceding quarter. The contraction of activity, in line with forecasts, was particularly notable in exports and in investments in fixed assets, which fell by 46.3% and 27.8%, respectively. Private consumption also decreased by 4.3%. An increase in new job seekers has been apparent, and the unemployment rate was up to 6.9% in February, based on trend data. The strong economic figures just prior to the recession continue to support the economy's stability and cushion the blow, notably in comparison to developments in many emerging markets. Compared to the developed countries as well, the negative effect of the global crisis on domestic activity has been weaker in Israel than elsewhere. As in financial markets overseas, some degree of calming has been evident in Israel as well in the financial area, with credit spreads of corporate bonds decreasing. In April, the Prime Minister and the Minister of Finance presented the highlights of the "Containment and Breakthrough" economic plan aimed at curbing the severe effects of the crisis and leading the economy back to a growth trajectory. Main elements of the plan are an increase in credit, encouragement of exports and employment, structural reforms, gradual reduction of direct taxation rates, and development of infrastructures and human capital. At this stage, the economic developments in Israel appear to depend to a great extent on global developments and on the degree of success of the actions taken to stabilize the financial sector globally.

Inflation and Exchange Rates

The consumer price index (in lieu) decreased by 0.1% in the first quarter, and rose by 3.6% in the twelve months ended in March. The decrease in prices of commodities and energy globally in the second half of 2008 greatly moderated inflationary pressures worldwide as well as in Israel. In contrast to the global trend, the housing item increased by 16.2% in the last twelve months in Israel, and was the main reason that inflation remained relatively high. The April CPI rose at a high rate of 1.0%, and Inflation reached 3.1% in the twelve months ended in April. The current inflation environment is within the government's target range of 1%-3%

The shekel depreciated by 10.2% against the US dollar and by 5.2% against the euro in the first three months of the year. In March, the Bank of Israel announced that it would continue to purchase foreign currency at an average volume of USD 100 million daily, as part of its plan to increase foreign-currency reserves, and due to the economic situation. Foreign-currency reserves reached USD 44.1 billion at the end of March.

Fiscal and Monetary Policy

Tax revenues continue to respond to the slowdown in growth in the Israeli economy; in the first quarter, tax revenues (excluding legislative changes) decreased at a real rate of 16% year-on-year. A budget deficit of NIS 4.8 million accumulated in the first quarter, versus a surplus of NIS 5.2 billion in the same period last year. Due to the change in government, this year's state budget has not yet been approved by Knesset. The government has approved the state budget for 2009 and 2010, with planned deficits at 6.5% and 5.5% of GDP, respectively. The planned annual increase in government expenditures grew to 3.0% per year, from 1.7% in the original plan. In addition, lateral cutbacks were performed in government ministries' budgets, and tax hikes are planned, such as an increase in VAT and the application of VAT to fruits and vegetables, an increase in tax on fuel and cigarettes, and an increase in the ceilings for National Insurance and health tax payments.

The large budget deficit is in line with the fiscal developments in most other countries; however, in our opinion, a high rate of public debt relative to GDP in Israel greatly reduces the ability to persist in applying an expansive fiscal policy beyond the next two years.

Monetary policy in the first quarter remained focused on curbing the economic slowdown. The interest-rate reduction process begun in the fourth quarter of 2008 continued in the first quarter this year, as the Bank of Israel interest rate fell from 2.5% in December 2008 to 0.75% in March. In April, expansive monetary policy continued with a further reduction of the interest rate to 0.5%. The interest rate renained at the same level in May. In addition to the interest-rate cuts, the Bank of Israel is using additional means such as continued purchases of foreign currency at an average rate of USD 100 million daily, and purchases of government bonds for NIS 200 million daily.

Financial and Capital Markets

Developments in the Israeli capital market were influenced by the stabilization and calming of global markets. The equity market was highly volatile in the first two months of the year; at the end of this period, the TA-100 index remained almost unchanged. In March, in line with the global trend, the equity market posted sharp gains, and the TA-100 index rose by a total of 18% for the quarter. The corporate bond market responded accordingly, with sharp price gains of 14.7%.

The reduction of the interest rate to a record low of 0.5% led to price gains in the government bond market as well: the index of government bonds linked to the consumer price index rose by 5.5% in the first quarter, while the index of unlinked bonds rose by 2.7%. The relatively sharp increase in prices of CPI-linked bonds stemmed from factors including an increase in inflation expectations at all ranges. Yields of linked bonds reached very low levels, with the ten-year bond reaching 2.5%. Since February, the Bank of Israel has been buying government bonds in order to reduce long-term capital prices. On March 26, the Bank of Israel announced that the rate of bond purchases would increase to NIS 200 million daily, up to an overall total of NIS 15-20 billion.

Set out below are data regarding changes in the consumer price index and in exchange rates:

	For the three months ended March 31		For the year
	2009	2008	2008
	In percent		
Rate of increase (decrease) in "known" CPI	**(0.7)**	0.4	4.5
Rate of increase (decrease) in USD exchange rate	**10.2**	(7.6)	(1.1)
Rate of increase in CHF exchange rate	**3.1**	4.6	4.2
Rate of increase (decrease) in EUR exchange rate	**5.2**	(0.7)	(6.4)
Rate of increase (decrease) in TRY exchange rate	**2.2**	(18.6)	(25.2)

Strategic Plan

The Bank operates under a long-term strategic plan, which is examined and updated each year. In early 2009, the Board of Management and Board of Directors of the Bank approved the Bank's work plans and business objectives for 2009, based on its strategic plan, while making adjustments to the plan derived from the condition of the global economy, especially in the United States; the severe crisis underway in the global financial system; and their potential impact on the economy and financial system in Israel.

The Bank expects the recession in global economic activity and the worldwide financial crisis to continue to exert a powerful effect on activity in the Israeli economy for the duration of 2009. The recession in the United States, Europe, and Japan, along with the significant slowdown in growth in the emerging markets, is likely to lead to near-zero growth in global GDP, and to negative growth and recession in the Israeli economy. Yet despite all of the difficulties, risks, and uncertainties in both the global and the Israeli economy, the Bank estimates that it will achieve a positive annual return on equity in 2009, at a rate of 4.0% to 7.0%.

Given the substantial increase in uncertainty in its environment, the Bank is coping with the challenges of the current period by acting on two levels, while continually examining developments that may require further adjustments to its work plans.

A. Focused short-term actions:

- Strengthening the Bank's capital.
- Streamlining and curbing expenses.
- Strengthening relationships with customers, with an emphasis on understanding customers' needs and matching solutions to help them cope with the difficulties of the current situation.
- Short-term postponement of strategic moves and initiatives that would not bear fruit until the long term.

B. Examination of the multi-year strategic plan and adjustments of the long-term strategic focus, in accordance with the Bank's assessment of the effect of the crisis on long-term business trends.

The multi-year plan is focused on five main areas of activity:

- Expanding relationships and activity with the Bank's customers, based on professional skill and the Bank's optimal familiarity with customers' needs, with the aim of reinforcing the Bank's market leadership in Israel.
- Expanding activity abroad and creating a platform for future growth based on customer relationships.
- Development and expansion of income sources from investment activity, based on specialization in the management of the Bank's relationships with its customers.
- Operational excellence in the performance of existing activities and in the realization of the Bank's growth plans, while streamlining and curbing expenses.
- Strengthening global risk management and capital management capabilities.

In the retail sector, the Bank has worked in recent years to solidify its leadership. The Bank is therefore focused on improving the value offered to the segment of customers with extensive banking activity and on prudent expansion in the area of credit, while strengthening risk-management capabilities. The Bank accords high importance to customer service and continually strives to significantly improve service while adapting it to customers' needs. The Bank aims to solidify its standing in the various customer segments and plans to invest efforts towards that end, including by optimizing the deployment of its branches, while developing an advanced service concept and experience tailored to customers' needs.

The Corporate Area continues to work to preserve the Bank's leading position with customers in the corporate and commercial segments. In recent years, the Bank has achieved improvement in the quality of its credit portfolio and has strengthened its credit-risk measurement and credit management capabilities. These abilities should enable the Bank to cope optimally with the Israeli economy's slide into recession. Concurrently, the Bank is working to extend its activity with customers in this area, emphasizing the expansion of the services and products offered, with the aim of increasing its non-credit income from these customers.

In Treasury activity, centralized under the Global Treasury Area, the Bank implements a strategic plan based on global treasury management, encompassing the dealing rooms in Tel Aviv, New York, and London, while continuing to reinforce the infrastructures of the operational systems serving the dealing rooms and the area of asset and liability management at the Bank. Since early 2008, in light of the changes in global financial markets, the Bank has devoted an exceptionally high degree of attention and emphasis to concentrating the work of global treasury on activity with and for customers.

In international activity, under the management of the International Area, the Bank has continued its strategy of organic growth. In Global Private Banking, the Bank is striving to continue to improve its abilities in products, marketing, and customer service in 2009, in order to strengthen the platform for the growth rate of its asset portfolio, focusing on customers with extensive assets. An examination of the trajectory for the Bank's international expansion performed in collaboration with a leading international consulting firm reinforced the importance of expanding Global Private Banking activity in the coming years as a key element in the development of the Bank's international platform. The objectives defined and the derived implications of the implementation of the strategic trajectory are currently under examination by the Bank. Concurrently, due to the fluctuations in the financial markets and in the economies of the developing countries, the Bank decided to suspend its continued expansion into new developing markets.

It should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in any planning, especially in planning several years ahead, and all the more so during a crisis, a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent the assumptions on which the strategic plan is based from materializing, or may prevent them from materializing in full, and may prevent the realization or full realization of future plans. Among these factors, it should be noted that the success of a plan of this kind depends on the Bank's internal ability to carry out its objectives, as well as on the business environment in Israel and globally and on macro conditions. Special importance should be accorded to the condition of the global economy, taking into account the crisis that has been escalating since the second half of 2007, reaching unforeseen dimensions; the economic, political, and security situation in Israel and in the region; and the impact of the global crisis on these conditions. The possibility of a further slowdown in the growth rate in Israel and in the industrialized countries must be taken into consideration, as well as the possibility that the recession may worsen and persist, given the global economic crisis, as well as various other risks that may threaten growth in Israel and worldwide, such as terrorist attacks, political instability, volatility of commodity prices in general and those of resources (such as fuel) in particular, volatility in capital markets, and continuation or possibly escalation of the liquidity crisis in international banking.

It is emphasized that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all of the above information in this section with regard to the Bank's action plans and intentions, including the return on equity forecast, is "forward-looking information."

Forward-Looking Information

The information contained in this report with regard to the description of the Bank's business, its financial status, and the results of its operations may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements containing expressions such as "we believe," "aim," "expect," "plan," "should", "estimate," "forecast," and similar expressions indicate forward-looking information. This information reflects the Bank's current viewpoint with regard to future events, which is based on estimates, and is therefore subject to risks and uncertainty, as well as to the possibility that expected events or developments may not materialize at all or may only partially materialize.

Profit and Profitability

The net profit of the Bank Group in the first three months of 2009 amounted to NIS 42 million, compared with a loss in the amount of NIS 1,567 million in the same period last year.

The rate of return on equity was 0.9%, in annualized terms, in the first three months of 2009, compared with a negative return at a rate of 29.8% in the same period last year and a negative return at a rate of 4.8% in the whole of 2008.

Net operating profit totaled NIS 21 million, compared with a loss in the amount of NIS 2,005 million in the same period last year.

The rate of return of operating profit on equity reached 0.4%, in annualized terms, in the first three months of 2009, compared with a negative return at a rate of 36.8% in the same period last year and a negative return at a rate of 7.8% in the whole of 2008.

Set out below are the changes in the results of operations for the period of January-March:

	2009	2008	Change
		NIS millions	
Net operating profit (loss)	**21**	(2,005)	2,026
Net profit from extraordinary transactions, after taxes	**21**	438	(417)
Net profit (loss)	**42**	(1,567)	1,609

The increase in the Group's net profit in the first three months of 2009, compared with same period last year, resulted mainly from the following factors:

1. An increase of NIS 2,984 million in profit from financing activity before provision for doubtful debts.
2. A decrease of NIS 328 million in operating and other expenses.

However, the following factors offset the aforesaid increase in net profit:

1. An increase of NIS 282 million in provisions for doubtful debts.
2. A decrease of NIS 122 million in operating and other income.
3. A decrease of NIS 812 million in the tax benefit.
4. A decrease of NIS 417 million in net profit from extraordinary transactions.

Developments in Income and Expenses

Profit from financing activity before provision for doubtful debts totaled NIS 972 million in the first three months of 2009, compared with a loss in the amount of NIS 2,012 million in the same period last year.

The increase in profit mainly stems from the fact that losses in the amount of NIS 3,101 million were recorded in the first quarter of 2008, as a result of the sale of the entire portfolio of mortgage-backed securities held by the New York branch, as well as additional financing losses related to the financial crisis.

The following are the principal causes of the transition from loss to profit from financing activity in the first three months of 2009, as compared to the same period last year:

- A decrease in losses in respect of investments by the Bank's overseas offices in asset-backed securities. The total loss in the first quarter of 2009 amounted to NIS 110 million, compared with a loss of NIS 3,576 million in the same period last year.

- An increase of NIS 192 million in income in respect of the credit-derivative portfolio. Total profit amounted to NIS 8 million in the first quarter of 2009, compared with a loss in the amount of NIS 184 million in the same period last year.
- An increase of NIS 90 million in income in respect of the realization of non-asset-backed bonds. Total profit amounted to NIS 132 million in the first quarter of 2009, compared with profit in the amount of NIS 42 million in the same period last year.

However, the following main factors offset the decline in profit from financing activity:

- A decrease of NIS 503 million stemming from the measurement of profit and loss in derivative instruments that serve mainly as an economic hedge, on a fair-value basis, in contrast to measuring results of balance-sheet financial activity on an accrual basis, mainly as a result of the reduction of interest rates in the CPI-linked segment. A loss in the amount of NIS 855 million was recorded in the first three months of 2009, compared with a loss in the amount of NIS 352 million in the same quarter last year.
- A decrease of NIS 187 million in financing income on financial capital invested in the various linkage segments, resulting from a decrease in interest rates, fluctuations in exchange rates and the decrease of the known CPI- by 0.7% in the first quarter of 2009, compared with an increase at a rate of 0.4% in the same quarter last year.
- A decrease of NIS 96 million in respect of interest income on doubtful debts not previously recorded. Income of NIS 99 million was recorded in the first three months of 2009, compared with NIS 195 million in the same quarter last year.
- A decrease in revenues in the amount of NIS 96 million due to the cessation of consolidation of Bank Massad and Bank Yahav, which were sold during 2008.

Set out below is the contribution of the different linkage segments to profit from financing activity:

	For the three months ended March 31					
	2009			2008		
	Volume of activity	Contribution to profit including effect of derivatives	Interest spread	Volume of activity	Contribution to profit including effect of derivatives	Interest spread
	%	NIS millions	%	%	NIS millions	%
Israeli currency:						
Unlinked	**39.9**	**1,006**	**1.71**	34.5	1,070	2.28
CPI-linked	**11.9**	**(747)**	**(5.09)**	12.2	(88)	(1.43)
Foreign currency (including f.c. linked)	**48.2**	**595**	**0.89**	53.3	316	0.51
Other derivative financial instruments, net (non-ALM)	**-**	**21**	**-**	-	(83)	-
Other financing income (expenses), net	**-**	**97**	**-**	-	(3,227)	-
Total	**100**	**972**	**(0.11)**	100	(2,012)	1.13

The overall interest spread in the first quarter of 2009 was negative at a rate of 0.11%, compared with a positive interest spread of 1.13% in the same period last year. The decrease stemmed mainly from the CPI-linked segment in which the interest spread decreased to a negative 5.09%, compared with a negative 1.43% in the same period last year. The decrease in the overall interest spread and in the interest spread in the CPI-linked segment mainly resulted from the effects of the measurement of profit and loss in derivative instruments on a fair-value basis, versus the measurement of the results of balance-sheet financial actvity on an accrual basis, as noted above.

Unlinked NIS segment - Profit from financing activity in the unlinked NIS segment decreased by NIS 64 million and totaled NIS 1,006 million, due mainly to a decrease in the interest spread, which resulted from a decrease in market interest rates, as well as an increase in the volume of off-balance-sheet activity in derivative financial instruments, which is performed at lower spreads than balance-sheet activity. The decrease in profit was offset by an increase in the volume of activity in this segment, in both balance-sheet activity and off-balance-sheet activity.

CPI-linked NIS segment - The loss from financing activity in the CPI-linked NIS segment increased by NIS 659 million, and amounted to NIS 747 million. The increase in loss mainly resulted from the measurement of profit and loss in derivative instruments that serve mainly as an economic hedge, on a fair-value basis, versus the measurement of results of balance-sheet financial activity on an accrual basis, most of which was recorded in this segment, due to a decrease in the interest rate in the CPI-linked segment, as noted above, as well as a decrease in financial capital invested in this segment.

Foreign-currency denominated and foreign-currency linked segment - Profit from financing activity in this segment increased by NIS 279 million, and totaled NIS 595 million. Note that expenses of NIS 33 million was recorded in the results of activity in options, mainly currency options, which are not included in the segment's results, compared with income in the amount of NIS 62 million in the same period last year, which partially affected the increase in this segment.

Other derivative financial instruments, net - Includes net results of activity in derivative financial instruments not defined as hedging or ALM activity, principally the results of credit derivatives, results of activity in derivative instruments embedded in structured deposits, and activity in currency and interest-rate options. Net income in the amount of NIS 21 million was recorded in the first three months of 2009, compared with a net expense of NIS 83 million in the same period last year. The increase mainly resulted from the fact that losses in the amount of NIS 184 million were recorded in the same quarter last year in respect of the credit-derivative portfolio, compared with income in the amount of NIS 8 million in the first quarter of 2009. As noted, this increase was offset by a decrease of NIS 95 million in profits in respect of currency and interest options.

Other financing income (expenses) - Net income in the amount of NIS 97 million were recorded in the first three months of 2009, compared with an expense in the amount of NIS 3,227 million in the same period last year. The increase in income resulted from a decrease of NIS 3,466 million in losses in asset-backed securities. In addition, income in respect of bonds increased by NIS 90 million. However, interest income on doubtful debts not previously attributed to profit and loss decreased by NIS 96 million.

Set out below is the development of results of financing activity by principal segments of activity:

	For the three months ended March 31		
	2009	2008	Change
	NIS millions		%
Households Segment	**425**	485	(12.4)
Private Banking Segment	**286**	353	(19.0)
Small Business Segment	**213**	254	(16.1)
Commercial Segment	**170**	53	220.8
Corporate Segment	**597**	218	173.9
Financial Management Segment	**(719)**	(3,375)	(78.7)
Total	**972**	(2,012)	

The increase in the results of financing activity in the first three months of the year is mainly reflected in the Financial Management Segment. The losses in this segment are smaller than the losses recorded in the same quarter last year stemming from the Bank's overseas offices investments in MBS-type asset-backed securities and in CDO instruments, which are included in the results of this segment. In addition, income from the credit-derivative portfolio and income from bonds increased. By contrast, the segment's income decreased due to the effect of measurement of profit and loss in derivative instruments that serve mainly as an economic hedge, on a fair-value basis, versus measuring results of balance-sheet financial activity on an accrual basis.

The provision for doubtful debts was made on a conservative basis, with due regard for assessments of the risks in the credit portfolio, and totaled NIS 314 million in the first three months of 2009, compared with NIS 32 million in the same period last year.
The specific provision for doubtful debts totaled NIS 270 million, compared with NIS 72 million in the same period last year. Provisions increased during the reported period and totaled NIS 388 million, compared with NIS 347 million, mainly due to the private individuals sector. Likewise, the decrease in reduction of provisions and the collection of debts written off in previous years which totaled approximately NIS 118 million, compared with NIS 275 million in the same period last year, contributed to the increase in the specific provision.

The supplementary provision for doubtful debts, which is performed for unidentified risks in customer indebtedness portfolios, increased by NIS 44 million in the first quarter of 2009, compared with a decrease of NIS 40 million in the same period last year. Most of the increase (approximately NIS 35 million) stemmed from the reclassification of major borrowers from "under supervision" to "restructured debt".
The balance of the supplementary provision for doubtful debts totaled NIS 418 million on March 31, 2009.
The balance of the general provision, determined according to the directives of the Supervisor of Banks, totaled NIS 679 million on March 31, 2009. The aggregate total of the general and supplementary provisions for doubtful debts amounted to NIS 1,097 million, compared with NIS 1,053 million at the end of 2008.
See Note 3 to the Condensed Financial Statements with regard to the components of the specific provision and the supplementary provision for doubtful debts.

Set out below is the quarterly development of the provision for doubtful debts:

	2009	2008			
	Q1	Q4	Q3	Q2	Q1
	(NIS millions)				
Specific provision during the period	**388**	1,004	720	376	347
Reduction of specific provision and collection of debts written off in the past	**(118)**	(179)	(309)	(141)	(275)
Change in specific provision	**270**	825	411	235	72
Change in supplementary provision	**44**	(60)	60	17	(40)
Total	**314**	765	471	252	32
Rate of specific provision out of total credit to the public*:					
Specific provision	**0.70%**	1.81%	1.34%	0.71%	0.66%
Reduction of specific provision and collection of debts written off in the past	**(0.21%)**	(0.32%)	(0.58%)	(0.27%)	(0.52%)
Total	**0.49%**	1.49%	0.76%	0.44%	0.14%

* Annualized.

Set out below is the development of the provision for doubtful debts by principal segments of activity:

	For the three months ended March 31		
	2009	2008	Change
	NIS millions		%
Households Segment	**63**	31	103.2
Private Banking Segment	**14**	5	180.0
Small Business Segment	**48**	34	41.2
Commercial Segment	**31**	42	(26.2)
Corporate Segment	**158**	(80)	
Total	**314**	32	881.3

Profit from financing activity after provision for doubtful debts totaled NIS 658 million in the first three months of 2009, compared with a loss in the amount of NIS 2,044 million in the same period last year.

Operating and other income totaled NIS 1,162 million in the first three months of 2009, compared with NIS 1,284 million in the same period last year, a decrease of 9.5%.

This income was affected by the Amendment to the Banking Law (Customer Service), 5741-1981, concerning bank fees, which took effect in July 2008. This effect led to a decrease in income in the amount of approximately NIS 50 million in comparison to the same quarter last year.

Due to the change in the structure of fees upon the inception of the new Fee Law, in March 2009 the Bank of Israel issued a circular concerning "Disclosure of Operating Fees in Financial Statements of Banking Corporations." The circular addresses the manner of classification and presentation of operating fees in the financial statements of banking corporations, in accordance with the new fee list, and states that the classification of fees is to be based on the area of activity used to derive the fees, such that fees arising from activities similar in essence are aggregated. The main change in the circular is that fees from the distribution of financial products are to be stated under the "operating fees" item rather than under the "other income" item, as was the practice until now. The Bank has reclassified and stated comparison figures for previous years in accordance with the new format required in the circular.

Income from fees totaled NIS 1,101 million in the first three months of 2009, compared with NIS 1,264 million in the same period last year, a decrease of 12.9%.

Income from capital-market activity decreased by 20.7% in the first three months of 2009 and totaled NIS 334 million, compared with NIS 421 million in the same period last year.

Income from fees for management, operation, and trusteeship for institutional entities totaled NIS 18 million in the first three months of 2009, compared with NIS 16 million in the same period last year.

As a result of the sale of the Bank's provident funds, no income from provident funds management fees was recorded in the quarter compared with the amount of NIS 83 million in the same period last year.

Income from financial products distribution fees totaled NIS 38 million compared to NIS 67 million in the first quarter of 2008. The decrease is mainly as a result of a decline in the volume of financial products, especially in mutual funds.

Income from credit cards totaled NIS 344 million in the first quarter of 2009, compared with NIS 345 million in the same period last year.

Net profit in the amount of NIS 4 million was recorded in respect of investments in shares in the first three months of 2009, compared with net loss in the amount of NIS 3 million in the same period last year.

Other income, mainly including profits from severance-pay funds and computer services provided to banking subsidiaries sold, totaled NIS 57 million, compared with NIS 23 million in the same period last year.

Operating and other expenses totaled NIS 1,940 million in the first three months of 2009, compared with NIS 2,268 million in the same period last year, a decrease of 14.5%.

Salary expenses totaled NIS 1,122 million in the first three months of 2009, compared with NIS 1,463 million in the same period last year, a decrease of 23.3%. The decrease in salary expenses resulted from expenses for voluntary retirement recorded in the first quarter of 2008, in the amount of NIS 326 million, and from profits recorded in severance compensation funds, compared with a loss in the same period last year. In addition, a total of approximately NIS 61 million contributed to the decrease due to the cessation of consolidation of Bank Yahav and Bank Massad.

Maintenance expenses and depreciation of buildings and equipment totaled NIS 341 million, similar to the expense in the same period last year.

Other expenses totaled NIS 477 million, compared with NIS 462 million in the same period last year, an increase of 3.2%, which mainly resulted from an increase in expenses for fees paid for activity in securities and credit cards due to higher volumes of activity, and was offset by a decrease in marketing and advertising expenses and a decrease in provisions for legal claims.

The coverage rate of operating and other expenses by operating and other income reached 59.9%, compared with 56.6% in the same period last year and 57.1% in the whole of 2008.

Operating loss before taxes totaled NIS 120 million, compared with a loss in the amount of NIS 3,028 million in the same period last year.

The tax benefit on operating loss amounted to NIS 140 million in the first three months of 2009, compared with a tax benefit of NIS 952 million in the same period last year. The tax benefit in the first quarter of 2009 was affected by the depreciation of the shekel against foreign currencies on investments in consolidated companies overseas, which are not included in the tax base. The tax benefit was offset by the supplementary provision for doubtful debts and by unrecognized expenses not included in the tax base.

Net operating profit (loss) after taxes totaled a net profit of NIS 20 million in the first three months of 2009, compared with a loss in the amount of NIS 2,076 million in the same period last year.

The Bank's net share in the operating results of equity-basis investees, after taxes amounted to NIS 3 million in the first three months of 2009, compared with NIS 7 million in the same period last year.

Minority interests' share in net results of consolidated companies totaled NIS 2 million in the first three months of 2009, compared with a share in losses in the amount of NIS 64 million in the same period last year, which mainly resulted from a negative contribution in shekels, of Bank Pozitif, due to the significant appreciation of the NIS against the Turkish lira.

Net operating profit (loss) totaled a net profit of NIS 21 million in the first three months of 2009, compared with a loss in the amount of NIS 2,005 million in the same period last year.

Net profit from extraordinary transactions after taxes totaled NIS 21 million in the first three months of 2009, compared with NIS 438 million in the same period last year. The profit in the first quarter of 2008 mainly resulted from profit from the sale of provident-fund management rights in the amount of NIS 443 million.

Net profit of the Bank Group totaled NIS 42 million in the first three months of 2009, compared with a loss in the amount of NIS 1,567 million in the same period last year.

Net profit per share amounted to NIS 0.03 in the first three months of 2009, compared with a loss of NIS 1.24 in the same period last year.

Set out below are details regarding return on equity, in annualized terms, by quarters (in percent):

	2009	2008			
	Q1	Q4	Q3	Q2	Q1
Net return of operating profit (loss) on equity	**0.4**	(7.9)	8.3	12.6	(36.8)
Net return (loss) on equity	**0.9**	(7.3)	9.6	13.8	(29.8)

Developments in Balance Sheet Items

The consolidated balance sheet totaled NIS 305.2 billion, compared with NIS 306.8 billion at the end of 2008.

Set out below are the developments in the main balance-sheet items:

	March 31, 2009	December 31, 2008	Change	
		NIS millions		%
Total balance sheet	**305,156**	306,847	(1,691)	(0.6)
Credit to the public	**220,859**	222,100	(1,241)	(0.6)
Cash on hand and deposits with banks	**41,079**	38,590	2,489	6.4
Securities	**27,587**	26,657	930	3.5
Deposits from the public	**232,442**	226,953	5,489	2.4
Bonds and subordinated notes	**18,967**	20,818	(1,851)	(8.9)
Shareholders' equity	**18,986**	18,795	191	1.0

Off-Balance Sheet Activity

Set out below are the developments in the principal off-balance-sheet items:

	March 31, 2009	December 31, 2008	Change
	NIS millions		%
A. Off-balance-sheet financial instruments, excluding derivatives:			
Documentary credit	**1,501**	1,636	(8.3)
Guarantees and other commitments	**35,038**	31,943	9.7
Unutilized credit-card credit facilities	**32,657**	*28,995	12.6
Unutilized revolving overdraft and other credit facilities in on-demand accounts	**68,645**	69,374	(1.1)
Irrevocable obligations to grant credit approved but not yet provided, and obligations to provide guarantees	**31,749**	31,619	0.4
B. Derivative instruments (notional value amounts):			
Interest contracts	**215,349**	204,485	5.3
Currency contracts	**183,450**	185,987	(1.4)
Share contracts	**22,790**	21,756	4.8
Commodity and service contracts (including credit derivatives)	**4,911**	17,684	(72.2)
Total notional value of derivatives	**426,500**	429,912	(0.8)

* Restated.

Customers' Assets - Off-Balance-Sheet Activity

Set out below are the developments in the balance of off-balance-sheet assets of the Bank Group's customers for which the Bank Group provides operational management and/or custody services:

	March 31, 2009	December 31, 2008	Change
	NIS millions		%
In securities portfolios[1][2]	**495,351**	450,797	9.9
In mutual funds	**33,224**	30,633	8.5
Total assets of provident funds receiving operational services	**66,203**	60,999	8.5
Total	**594,778**	542,429	9.7

(1) Including securities balances of provident funds and mutual funds for which the Bank Group provides operational services.
(2) Excluding mutual funds held by customers of the Bank.

Credit to the public amounted to NIS 220.9 billion on March 31, 2009, compared with NIS 222.1 billion at the end of 2008, a decrease of 0.6%. The change reflects the negative economic growth in Israel during the first quarter of the year, whereby the decline in economic activity reduces credit demand particularly from the business sector. Note that the depreciation of the shekel against most foreign currencies offset the decrease in the balances of credit to the public, by approximately 2.1%.

For details regarding changes in credit to the public by activity segments, see the section "Results of Operations of the Bank Group's Segments of Activity".

Overall credit risk to the public on March 31, 2009 totaled NIS 403.4 billion, compared with NIS 403.2 billion at the end of 2008, an increase of 0.1%. Credit to private individuals, increased in the amount of approximately NIS 1.9 billion. In addition, an increase occurred in the business and other services sector, in the amount of approximately NIS 1.6 billion and in the industry sector in the amount of approximately NIS 1.3 billion. This increase was offset by a decrease in the commerce sector, in the amount of approximately NIS 2.3 billion and from a decrease in the financial services sector, in the amount of approximately NIS 2.0 billion, of which a decrease of approximately NIS 1.5 billion in balance-sheet credit risk for the activity of borrowers in Israel, mainly due to a decrease in the fair value balances of derivative financial instruments, as a result of netting agreements.

Set out below is the development of overall credit risk* to the public, by principal sectors of the economy:

	March 31, 2009		December 31, 2008**		
	Overall credit risk to the public	Percent of total	Overall credit risk to the public	Percent of total	Rate of change
Economic sector	NIS millions	%	NIS millions	%	%
Agriculture	**1,913**	**0.5**	1,980	0.5	(3.4)
Industry	**50,118**	**12.4**	48,795	12.1	2.7
Construction & real estate	**65,035**	**16.1**	65,505	16.2	(0.7)
Electricity & water	**7,175**	**1.8**	7,597	1.9	(5.6)
Commerce	**21,453**	**5.3**	23,761	5.9	(9.7)
Hotels, hospitality & food services	**10,560**	**2.6**	10,139	2.5	4.2
Transportation & storage	**9,776**	**2.4**	9,584	2.4	2.0
Communications & computer services	**8,024**	**2.0**	7,871	2.0	1.9
Financial services	**59,374**	**14.7**	61,344	15.2	(3.2)
Business & other services	**18,961**	**4.7**	17,359	4.3	9.2
Public & community services	**9,737**	**2.4**	9,829	2.4	(0.9)
Private individuals - housing loans	**32,736**	**8.1**	32,743	8.1	(0.0)
Private individuals - other	**108,509**	**26.9**	106,646	26.5	1.7
Total	**403,371**	**100.0**	403,153	100.0	(0.1)

* Including off-balance-sheet credit risk, investments in corporate bonds, assets arising from derivative instruments transacted with the public as the counterparty, and securities which were borrowed or bought under agreements to resell with the public as the counterparty.

** Restated. Off-balance-sheet credit risk was restated as a result of a correction of credit card credit facilities balances.

Set out below is the details of credit balances to the public and off-balance sheet credit risk to borrowers whose balance of debt exceeds NIS 1,200 million, by principal sectors of the economy, as at March 31, 2009:

	Number of borrowers	Balance Sheet Credit	Off-balance sheet credit	Total
Economic sector		NIS millions		
Industry	3	2,795	5,204	7,999
Construction & real estate	3	3,594	678	4,272
Electricity & water	1	677	1,181	1,858
Commerce	1	1,377	596	1,973
Transportation & storage	1	1,569	488	2,057
Communications & computer services	1	1,626	-	1,626
Financial services	5	2,760	5,878	8,638
Total	15	14,398	14,025	28,423

Problematic Credit

As a result of the global financial crisis and the deterioration in economic conditions, the volume of problematic credit grew significantly starting in the third quarter of 2008.

Set out below are the developments in problematic debts[(1)], according to the classifications established by the Supervisor of Banks:

	March 31		December 31
	2009	2008	2008
	NIS millions		
Problematic debts			
Non-income bearing	**4,145**	3,454	4,140
Restructured[(2)(b)]	**540**	1,155	829
Designated for restructuring[(3)(b)]	**2,084**	678	1,884
In temporary arrears	**875**	714	702
Under special supervision[(a)(b)]	**7,134**	5,950	6,120
Total balance-sheet credit to problematic borrowers[(1)]	**14,778**	11,951	13,675
Off-balance-sheet credit risk in respect of problematic borrowers[(1)(5)]	**2,233**	1,448	2,040
Bonds	**363**	195	358
Other assets in respect of derivative instruments	**13**	15	12
Deposits with foreign banks	**171**	-	57
Total problematic debts[(1)]	**17,558**	13,609	16,142
Assets received in respect of discharged credit	**237**	500	207
(a) Of which: credit for housing in respect of which a provision commensurate with the extent of arrears exists	**457**	495	457
(b) Of which: debts for which a specific provision exists[(4)]	**4,097**	3,741	3,919

(1) Not including debts covered by collateral deductible for the purpose of limits to the indebtedness of borrowers and of groups of borrowers.
(2) Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.
(3) Credit to borrowers for which a restructuring decision has been made but not yet implemented.
(4) Except for housing credit for which a provision commensurate with the extent of arrears exists.
(5) As calculated for the purpose of limits to the indebtedness of borrowers and of groups of borrowers, except in respect of guarantees provided by a borrower to secure the indebtedness of a third party.

Cash on hand and deposits with banks totaled NIS 41.1 billion, compared with NIS 38.6 billion at the end of 2008, an increase of 6.4%.

Deposits with central banks totaled NIS 28.5 billion, of which NIS 12.2 billion with the Bank of Israel, compared with NIS 29.9 billion at the end of 2008. The increase in deposits with central banks abroad stems from an increase in deposits with the US Federal Reserve Bank in the amount of NIS 8.4 billion compared with the end of 2008. The balance of deposits with the US Federal Reserve Bank as at March 31, 2009 totaled NIS 13.6 billion.

Set out below are details of the balance of cash and deposits with banks:

	March 31, 2009	December 31, 2008	Change
	NIS millions		%
Cash	**1,941**	2,014	(3.6)
Deposits with the Bank of Israel	**12,218**	23,656	(48.4)
Deposits with central banks abroad	**16,237**	6,262	159.3
Deposits with banks in Israel	**692**	*293	136.2
Deposits with banks abroad	**9,991**	*6,365	57.0
Total	**41,079**	38,590	6.4

* Restated.

Securities totaled NIS 27.6 billion, compared with NIS 26.7 billion at the end of 2008, an increase of 3.5%. The change mainly resulted from an increase in unlinked government bonds, in the amount of NIS 1.2 billion; an increase in government bonds at overseas branches, in the amount of NIS 0.5 billion; and an increase in the available-for-sale portfolio at Bank Hapoalim Switzerland, in the amount of NIS 0.7 billion. This increase was offset by a decrease in the portfolio held to maturity at Bank Hapoalim Switzerland, in the amount of NIS 1.5 billion.

Classifications of the securities of the Bank Group are set out below:

	March 31, 2009				
	Depreciated cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance-sheet value
	NIS millions				
Bonds					
Held to maturity	**719**	**49**	**(12)**	**756**	**719**
Available for sale	**22,125**	**459**	**(459)**	**22,125**	**22,125**
For trade	**2,511**	***35**	***(1)**	**2,545**	**2,545**
	25,355	**543**	**(472)**	**25,426**	**25,389**
Shares					
Available for sale	**1,965**	**279**	**(68)**	**2,176**	**2,176**
For trade	**22**	***2**	***(2)**	**22**	**22**
	1,986	**281**	**(70)**	**2,198**	**2,198**
Total securities	**27,342**	**824**	**(542)**	**27,624**	**27,587**

	December 31, 2008				
	Depreciated cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance-sheet value
	NIS millions				
Bonds					
Held to maturity	2,045	-	(12)	2,033	2,045
Available for sale	21,191	361	(483)	21,069	21,069
For trade	1,691	*22	*(3)	1,710	1,710
	24,927	383	(498)	24,812	24,824
Shares and mutual funds					
Available for sale	1,644	207	(38)	1,813	1,813
For trade	21	*-	*(1)	20	20
	1,665	207	(39)	1,833	1,833
Total securities	26,592	590	(537)	26,645	26,657

* Charged to the statement of profit and loss.

Set out below are details of the unrealized loss from adjustments to fair value in respect of securities in the available-for-sale portfolio, as of March 31, 2009:

With respect to bonds:

	Time elapsed since beginning of decline in value				
	Up to 6 months	6-9 months	9-12 months	Over 12 months	Total
Rate of decrease	NIS millions				
Up to 20%	**99**	**5**	**27**	**168**	**299**
20%-30%	**-**	**-**	**-**	**29**	**29**
Total	**99**	**5**	**27**	**197**	**328**

With respect to asset-backed securities:

	Time elapsed since beginning of decline in value				
	Up to 6 months	6-9 months	9-12 months	Over 12 months	Total
Rate of decrease	NIS millions				
Up to 20%	**-**	**40**	**-**	**32**	**72**
20%-30%	**-**	**-**	**-**	**31**	**31**
30%-40%	**-**	**-**	**-**	**28**	**28**
Total	**-**	**40**	**-**	**91**	**131**

With respect to shares:

	Time elapsed since beginning of decline in value				
	Up to 6 months	6-9 months	9-12 months	Over 12 months	Total
Rate of decrease	NIS millions				
Up to 20%	**61**	**-**	**-**	**-**	**61**
20%-30%	**7**	**-**	**-**	**-**	**7**
Total	**68**	**-**	**-**	**-**	**68**

The following table lists the sources of price quotes used to determine the fair value of bonds:

	March 31, 2009			
	Traded on stock exchanges	Indicative price*	Counterparty price**	Total
	In NIS millions			
Government bonds	**18,068**	**-**	**-**	**18,068**
Bonds of banks and financial institutions	**55**	**4,366**	**5**	**4,426**
Bonds of corporations other than financial institutions, non-asset-backed	**119**	**1,580**	**166**	**1,865**
Asset-backed bonds	**-**	**536**	**494**	**1,030**
Total	**18,242**	**6,482**	**665**	**25,389**

* Indicative price - An indication established by the Bank, usually based on price quotes obtained from a specialist external entity or entities.

** Counterparty price - A price quote obtained from the counterparty to the transaction.

Investments in Debentures and Bonds

The following table provides additional details regarding the Bank Group's investments in debentures and bonds, as of March 31, 2009 (in NIS millions).

	Balance-sheet value	Total Balance-sheet value
Government bonds:		
Israeli government	**15,428**	
US government	**1,012**	
Governments of developed countries	**1,411**	
Governments of developing countries	**217**	
		18,068
Bonds of banks and financial institutions:		
US banks		**344**
Banks in other developed countries:		
France	**326**	
Italy	**309**	
Germany	**254**	
Austria	**253**	
Switzerland	**217**	
UK	**166**	
Netherlands	**138**	
Korea	**129**	
Other*	**456**	
		2,248
Banks in developing countries:		
Russia	**83**	
Other	**20**	
		103
Financial institutions other than banks		
US**	**747**	
Israel	**643**	
UK	**213**	
Other	**128**	
		1,731
		4,426

* Includes 8 countries, with the highest balance at approximately NIS 83 million.

** Includes 7 issuers, with the highest balance of a single issuer at a total of approximately NIS 377 million.

Bonds of corporations other than banks and financial institutions, non-asset-backed, by economic sector:	Balance-sheet value	Total Balance-sheet value
Industry	**409**	
Real-estate activities	**55**	
Electricity and water	**563**	
Commerce	**575**	
Hotels, hospitality services, and food	**2**	
Transportation	**53**	
Communications and computer services	**69**	
Financial services	**116**	
Public services	**23**	
		1,865
Asset-backed securities:		
Mortgage-backed securities (MBS)		**324**
Other asset-backed securities (ABS):		
Commercial and industrial loans	**347**	
Collateralized debt obligations (CDO)	**359**	
		706
Total Asset-backed securities		**1,030**
Total debentures and bonds		**25,389**

Investments in Shares

Investments in shares totaled NIS 2,198 million as at March 31, 2009, compared with NIS 1,833 million at the end of 2008. The increase in balances mainly resulted from the first-time inclusion of shares of Clal Insurance Enterprises Holdings, which until December 31, 2008 were included in investments in equity-basis investee companies.

In order to receive a pension advisor's license, among other requirements, the Bank was required to reduce its investment in Clal Holdings to 10%. In January 2009, the Bank sold 0.11% of the share capital of Clal Holdings; its stake near the date of publication of the financial statements is 9.95% of the company's capital. As of that date, the Bank is no longer represented on the board of directors of the company.

Set out below are details regarding the principal investments in shares listed under the securities item (the available-for-sale portfolio) as at March 31, 2009:

	The Bank's share in capital granting the right to receive profits	Cost of the investment	Market value
	%	NIS millions	
Clal Insurance Enterprises Holdings(1)(2)	**9.95**	**209**	**152**
Bezeq The Israel Telecommunication Corporation Ltd.(3)	**5.47**	**729**	**940**

(1) The market value near the date of publication of the financial statements was NIS 260 million.
(2) Not including subordinated notes in the amount of NIS 202 million.
(3) In accordance with a directive of the Supervisor of Banks, the Bank includes its share of credit granted by a consortium of banks, which is to be settled by the realization of tradable shares on the stock exchange by a receiver, under the item "securities available for sale." As of that date, the accounting treatment of the aforesaid credit balance is performed according to the Public Reporting Directives of the Supervisor of Banks referring to securities available for sale; the securities are stated at the lower of their fair value and the balance of the credit.

Activity of the Bank Group in Asset-Backed Securities

Set out below are data regarding the Bank Group's holdings in asset-backed securities as at March 31, 2009:

	Depreciated cost	Unrealized profits*	Unrealized losses*	Fair value & balance-sheet value	Decline in value of an other-than-temporary nature**
			NIS millions		
Mortgage-backed securities (MBS)	**351**	**4**	**(31)**	**324**	**82**
Asset-backed securities (ABS):					
Commercial and industrial loans	**388**	**-**	**(41)**	**347**	**30**
Collateralized debt obligations (CDO)	**415**	**3**	**(59)**	**359**	**2**
Total ABS	**803**	**3**	**(100)**	**706**	**32**
Total	**1,154**	**7**	**(131)**	**1,030**	**114**

* Attributed to the statement of changes in shareholders' equity.
** Charged as a loss to the statement of profit and loss for January-March 2009 (not including balances in respect of securities sold).

Set out below are data regarding the Bank Group's holdings in asset-backed securities as at December 31, 2008:

	Depreciated cost	Unrealized profits*	Unrealized losses*	Fair value & balance-sheet value	Decline in value of an other-than-temporary nature**
			NIS millions		
Mortgage-backed securities (MBS)	413	2	(40)	375	197
Asset-backed securities (ABS):					
Commercial and industrial loans	376	-	(34)	342	85
Structured investment vehicles (SIV)	-	-	-	-	367
Collateralized debt obligations (CDO)	563	-	(84)	479	74
Total ABS	939	-	(118)	821	526
Total	1,352	2	(158)	1,196	723

* Attributed to the statement of changes in shareholders' equity.

** Charged as a loss to the statement of profit and loss for 2008 (not including balances in respect of securities sold).

The following table lists the sources of price quotes used by the Bank to determine the fair value of asset-backed securities:

Type		Indicative price*	Counterparty price**	Total
		NIS millions		
MBS	Fair value	279	45	324
	Depreciated cost	306	45	351
CDO	Fair value	-	359	359
	Depreciated cost	-	415	415
Other ABS	Fair value	257	90	347
	Depreciated cost	298	90	388

* Indicative price - An indication established by the Bank, usually based on price quotes obtained from a specialist external entity or entities.

** Counterparty price - A price quote obtained from the counterparty to the transaction.

MBS (Mortgage-Backed Securities)

The Bank's investment in MBS is through its London branch and through Banque Hapoalim Luxembourg. The remaining fair value of the Bank Group's investments in MBS as at March 31, 2009 totals NIS 324 million (USD 77 million), compared with NIS 375 million (USD 99 million) at the end of 2008.

These securities are exposed to assets in Europe only (UK, Ireland, the Netherlands, and Germany). Other than four securities, which were downgraded during the first quarter of 2009, the credit ratings of the securities by the various rating agencies remained unchanged during the quarter. Insignificant changes for the worse occurred in other parameters (such as the average amount in arrears, LTV rates, etc.) in some of the securities.

In the first quarter of 2009, a provision for decline in value of an other-than-temporary nature was recorded against MBS in the amount of approximately NIS 82 million (approximately USD 20 million), allocated as a loss to the statement of profit and loss. A decline in value of a temporary nature in the amount of NIS 27 million, net, was allocated to shareholders' equity.

Calculation of the Fair Value of MBS at the Bank's London branch:

MarkIT, a supplier of quotes, is the primary source of quotes for securities held by the London branch. Quotes are also obtained for a security from the counterparty to the transaction. MarkIT is the leading and most commonly used company in the industry in the U.K. The company generates price quotes by contacting 29 investment banks at the end of each business day and generating prices using a model that filters out unreasonable transaction prices, and at the end of the process provides a quote for each security. In cases in which MarkIT does not quote a price for a security for a particular date, the branch uses a price quote obtained from the counterparty to the transaction.

Other Asset-Backed Securities (Commercial and industrial loans) - ABS

The Bank, mainly through its branches in New York and London, has invested in ABS transactions, underlying assets of which are varied and include loans to religious institutions, loans to tourist facilities and hotels, loans to nursing homes, loans to pubs and also precious metals (gold, silver, platinum, etc.).

The balance of the fair value of these securities as at March 31, 2009 totals NIS 347 million (approximately USD 83 million). Of that amount, approximately NIS 230 million is securities received by the Bank as a result of the closure of the Venus SPE. The Bank determines the fair value of ABS based on the price received from MarkIT and/or the counterparty to the transaction.

In the first quarter of 2009, a provision for decline in value of an other-than-temporary nature was recorded against other asset-backed securities, in the amount of approximately NIS 30 million (approximately USD 7 million), which was allocated as a loss to the statement of profit and loss. The balance of unrealized losses allocated to shareholders' equity at the end of March 2009 totaled NIS 41 million.

Collateralized Debt Obligations (CDO)

A CDO is an investment entity that invests in debt assets bearing fixed interest by raising liabilities divided into layers. The Bank holds a CDO portfolio of square CDOs - securitization of various CDOs and asset-backed securities - with a depreciated cost of approximately NIS 415 million (USD 99 million) and a total fair value of NIS 359 million (USD 86 million), at its New York and London branches and at its subsidiary in Luxembourg.

Approximately 14% of the asset-backed securities originate with various types of MBS, 12% with consumer credit and leasing, and 18% with financial institutions and insurance (including credit insurers, or monolines). 57% of the volume of the portfolio invested in these securities is exposed to the United States, while the remaining 43% is exposed to Europe. 68% of the volume of the portfolio invested in these securities is rated AAA, 2% is rated AA, 10% is rated A, and the remaining 20% is rated BBB-. 98% of the CDOs mature in 2009, and the remainder mature in 2010. The Bank determines the fair value of CDO securities based on a price received from the counterparty to the transaction.

In the first quarter of 2009, a provision for decline in value of an other-than-temporary nature was recorded against CDO securities, in the amount of approximately NIS 2 million, and was charged as a loss in the statement of profit and loss. The decline in value and the balance of unrealized losses allocated to shareholders' equity at the end of March 2009 totaled NIS 59 million, resulting from CDOs with a high credit rating and a term to maturity shorter than one year.

Off-Balance Sheet Transactions with Similar Characteristics to CDOs

The Bank has investments in unfunded CDO or synthetic CDO transactions. These are transactions in which risk transfers are executed through credit derivatives, without a purchase of the CDO itself. Accordingly, these transactions are treated as derivatives, with changes in fair value charged to profit and loss. The Bank determines the fair value of unfunded CDO credit derivatives based on a price received from the counterparty to the transaction.

The total notional value of these transactions as at March 31, 2009 is NIS 689 million (USD 165 million). The fair value is negative, in the amount of NIS 220 million (USD 53 million). Compared with the end of December 2008, the total notional value stood at NIS 639 million (USD 168 million). The fair value was negative, in the amount of NIS 223 million (USD 59 million).

In the first quarter of 2009, profits in the amount of NIS 21 million (USD 5 million) were charged to the statement of profit and loss as a result of increases in the fair value of these transactions.

Total deposits amounted to NIS 240.6 billion, compared with NIS 236.8 billion at the end of 2008. These deposits include deposits from the public, deposits from the government, and deposits from the Bank of Israel and other banks.

Deposits from the public totaled NIS 232.4 billion, compared with NIS 227.0 billion at the end of 2008, an increase of 2.4%. Most of the increase resulted from an increase in deposits, as a result of the effect of the depreciation of the shekel against most foreign currencies, in the amount of NIS 6.9 billion, and an increase in deposits at overseas branches and subsidiaries, in the amount of NIS 1.9 billion. This increase was offset by a decrease in deposits from the public in Israel, in the amount of NIS 1.5 billion, and the maturation of callable CDs in the amount of approximately NIS 1.9 billion.

Deposits from banks totaled NIS 6.5 billion, compared with NIS 8.2 billion at the end of 2008, a decrease of 20.7%.

Bonds and subordinated notes totaled NIS 19.0 billion, compared with NIS 20.8 billion at the end of 2008. Most of the decrease resulted from the net maturation of bonds issued by the subsidiary Hapoalim International in the amount of NIS 1.1 billion and from the maturation in Israel of subordinated notes in the amount of NIS 0.4 billion.

Shareholders' equity totaled NIS 19.0 billion, compared to NIS 18.8 billion at the end of 2008.

The ratio of shareholders' equity to total assets reached 6.2%, similar to the ratio at the end of 2008.

The ratio of capital to risk-adjusted assets reached 11.27%, compared with 10.92% at the end of 2008.
The ratio of core (Tier I) capital to risk-adjusted assets reached 7.55%, compared with 7.44% at the end of 2008. Tier I capital includes subordinated capital notes in the amount of NIS 1,881 million, which were authorized by the Supervisor of Banks as "hybrid capital instruments," and which contributed 0.7% to the Tier I capital ratio.
The ratio of supplementary (Tier II) capital to risk-adjusted assets reached 3.73%, compared with 3.49% at the end of 2008. Tier II capital includes Upper Tier II capital (subordinated capital notes and general provision for doubtful debts), the balance of which totaled NIS 1,463 million on March 31, 2009, and contributed 0.53% to the overall capital ratio.

Following the downgrade by Israeli rating agencies of the credit rating of the mortgage-insurance company EMI, assets backed by EMI in the amount of NIS 325 million were weighted based on a coefficient of 100%, instead of the 50% rate applied until the downgrade. The effect of this change on the capital ratio amounts to 0.01%.

The principal changes in total capital for the purpose of calculating the ratio of capital to risk-adjusted assets during the period of January-March 2009 are set out below:
During the first three months of the year, the Bank raised subordinated notes, which constitute Tier II capital, in the amount of NIS 828 million. This increase was offset by the cessation of inclusion of subordinated notes in Tier II capital, in the amount of NIS 278 million.
In April-December 2009, some of the subordinated notes in the amount of approximately NIS 700 million, which constitute Tier II capital for the purpose of calculating the ratio of capital to risk-adjusted assets, will cease to be considered Tier II capital, in accordance with the rules established by the Supervisor of Banks with regard to the recognition of notes of this type as Tier II capital by banking corporations.

In May 2008, the Board of Directors of the Bank reaffirmed its resolutions to proceed on a trajectory leading the Bank to an 11% ratio of capital to risk-adjusted assets by the end of 2008, and to a 12% capital ratio by the end of 2009.
The Board of Directors examined the various available options, in accordance with the Bank's work plans, for increasing the Bank's capital, encompassing the different components, by issuing core capital, hybrid core capital, or supplementary capital.
Note that the aforesaid statements with regard to the objectives for increasing the capital ratio and the ways of attaining these objectives constitute "forward-looking information," and their materialization depends both on external factors, such as conditions in the capital market and economic conditions in Israel and abroad, and on the Bank's business plans. Therefore, there is a possibility that the Bank may not be able to meet these objectives.

In late 2008, the Ministry of Finance unveiled an initiative to assist banking corporations in increasing their capital and encourage them to expand the supply of credit for activity in Israel, against the background of the global economic crisis. The aid was offered in the form of state guarantees for subordinated notes of the banking corporations, which are recognized by the Supervisor of Banks as part of their upper tier II capital. The total amount of subordinated notes for which the Finance Ministry offered state guarantees, for all banking corporations in Israel, was NIS 6.5 billion; of that amount, the Bank was offered guarantees in an amount of NIS 1,912 billion.

The Ministry of Finance notified the banking corporations that every banking corporation likely to make use of the offer for state guarantees in the future must notify the ministry accordingly by March 1, 2009.

Pursuant to a resolution of the Board of Directors of the Bank of February 25, 2009, the Bank notified the Ministry of Finance of its decision to accept the offer, under which it will be able to use state guarantees in the future. It is hereby clarified that this notification in itself does not obligate the bank to issue subordinated notes to the public backed by the state guarantees, and that the Bank will consider, in connection with any future offering of such subordinated notes, whether or not it wishes the subordinated notes which it actually issues to be secured by state guarantees. The Bank is entitled to use the offered guarantees for subordinated notes issued until June 30, 2009. The Bank has also been granted the possibility of extending this deadline to September 30, 2009, provided that if it decides to do so, it pays the Ministry of Finance a fee in an amount equal to 0.025% of the amount of the subordinated notes issued in the future for which the Bank requests state guarantees (this amount shall not exceed the unutilized amount out of the total amount of state guarantees offered to the Bank, as noted above).

It was recently published that the Ministry of Finance intends to increase the amount of subordinated notes for which state guarantees may be received, up to double the former amount, and to simplify the terms of the guarantees. No authorized notification has been given to the Bank on this matter, to date.

Results of Operations of the Bank Group's Segments of Activity

The Bank Group operates in Israel and abroad in all areas of banking through the Bank, subsidiaries, branches, and representative offices, and provides a wide range of banking and financial services to its customers. The Bank also engages in investments by means of equity-basis investee companies.

The activity of the Bank Group is managed via six principal segments of activity. The division into segments of activity is based on the types of products and services or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.

The segments of activity are presented according to characteristics stipulated by the Supervisor of Banks. A detailed description of the segments of activity and the manner of their measurement appears in the Annual Report for 2008.

The Bank sold its full holdings in Bank Massad and Bank Yahav in 2008, and consequently no longer includes the balances of Bank Massad and its share in the results of operations of Bank Massad in its financial statements, as of the beginning of the second quarter of 2008, and no longer includes the balances of Bank Yahav and its share in the results of operations of Bank Yahav in its financial statements, as of the beginning of the third quarter of 2008. This mainly affects the Households Segment, where the majority of the activity of Bank Massad and Bank Yahav was focused.

New criteria for assigning customers to the segments were established in the second half of 2008 (see below). As of that time, new customers have been assigned to the segments of activity based on the new criteria. However, the effect of the addition of these customers to the segments of activity was immaterial in terms of both volume of activity and results of operations in 2008. Later in 2009, the Bank expects to begin the process of transferring existing customers among the segments according to the new criteria. Comparison figures for previous periods will be reclassified at that time.

The following are the main changes in the new criteria, as will be reflected in the reports for the year 2009, as noted above:

Small Business Segment - Customers to be included in this segment are those using credit facilities of up to NIS 6 million.

Commercial Segment - Borrowers to be included in this segment are those with an annual turnover of over NIS 30 million and up to NIS 400 million, with indebtedness to the Bank of more than NIS 6 million and up to NIS 100 million, or total indebtedness of NIS 250 million. For customers in the construction and real-estate sector, indebtedness to the Bank is up to NIS 200 million, or total indebtedness of up to NIS 400 million.

Corporate Segment - Borrowers to be included in this segment are those with an annual turnover of over NIS 400 million, with indebtedness to the Bank of more than NIS 100 million, or total indebtedness of more than NIS 250 million. For customers in the construction and real-estate sector, indebtedness to the Bank is over NIS 200 million, or total indebtedness of over NIS 400 million.

Set out below are the results of operations of the Bank Group, by segments:

A. Net Operating Profit (Loss)

	For the three months ended March 31			
	2009	*2008	Change	
	NIS millions			%
Households Segment	**23**	19	4	21.1
Private Banking Segment	**86**	88	(2)	(2.3)
Small Business Segment	**36**	44	(8)	(18.2)
Commercial Segment	**55**	(37)	92	(248.6)
Corporate Segment	**251**	128	123	96.1
Financial Management Segment	**(437)**	(2,259)	1,822	(80.7)
Others and Adjustments	**7**	12	(5)	(41.7)
Total	**21**	(2,005)	2,026	

* Reclassified.

B. Net Profit (Loss)**

	For the three months ended March 31			
	2009	*2008	Change	
	NIS millions			%
Households Segment	**36**	270	(234)	(86.7)
Private Banking Segment	**93**	215	(122)	(56.7)
Small Business Segment	**38**	78	(40)	(51.3)
Commercial Segment	**55**	(29)	84	(289.7)
Corporate Segment	**252**	145	107	73.8
Financial Management Segment	**(438)**	(2,259)	1,821	(80.6)
Others and Adjustments	**6**	13	(7)	(53.8)
Total	**42**	(1,567)	1,609	

* Reclassified.

** Net profit (loss), according to the directives of the Bank of Israel, also includes the results of the sale of subsidiary and affiliated companies and other assets, which are included in the item "net profit from extraordinary transactions."

C. Balance-Sheet Balances

Credit to the public

	March 31, 2009	December 31, 2008	Change	
	NIS millions			%
Households Segment	**45,991**	46,236	(245)	(0.5)
Private Banking Segment	**22,999**	23,107	(108)	(0.5)
Small Business Segment	**20,022**	20,600	(578)	(2.8)
Commercial Segment	**20,590**	20,886	(296)	(1.4)
Corporate Segment	**110,753**	110,801	(48)	(0.0)
Financial Management Segment	**504**	470	34	7.2
Total	**220,859**	222,100	(1,241)	(0.6)
Of which, consumer credit in Israel excluding housing loans:				
Households Segment	**17,148**	17,124	24	0.1
Private Banking Segment	**5,937**	6,265	(328)	(5.2)
Small Business Segment	**15,435**	16,014	(579)	(3.6)
Housing loans in Israel	**33,231**	33,380	(149)	(0.4)

Deposits from the public

	March 31, 2009	December 31, 2008	Change	
	NIS millions			%
Households Segment	**28,997**	28,601	396	1.4
Private Banking Segment	**119,123**	113,797	5,326	4.7
Small Business Segment	**19,281**	19,851	(570)	(2.9)
Commercial Segment	**10,199**	10,250	(51)	(0.5)
Corporate Segment	**49,252**	46,773	2,479	5.3
Financial Management Segment	**5,590**	7,681	(2,091)	(27.2)
Total	**232,442**	226,953	5,489	2.4

D. Assets of the Public - Off Balance-Sheet Activity

Assets of the public under management[1]

	March 31, 2009	December 31, 2008	Change	
	NIS millions			%
Households Segment	**5,355**	5,411	(56)	(1.0)
Private Banking Segment	**107,440**	98,514	8,926	9.1
Small Business Segment	**7,681**	6,918	763	11.0
Commercial Segment	**5,810**	5,165	645	12.5
Corporate Segment	**391,727**	358,306	33,421	9.3
Others and Adjustments	**76,765**	68,115	8,650	12.7
Total	**594,778**	542,429	52,349	9.7

(1) Includes customers' securities balances of mutual funds and provident funds which receive operational services.

Set out below are the condensed operating results of the principal segments, divided into sub-activities.

The Households Segment

Set out below are the condensed operating results of the Households Segment:

	For the three months ended March 31, 2009							
	Activity in Israel				Activity abroad			
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Banking and financial services	Capital market[1]	Housing finance	Total
	NIS millions							
Profit from financing activity before provision for doubtful debts:								
- From externals	**34**	**8**	**1**	**200**	**9**	**-**	**21**	**273**
- Inter-segmental	**337**	**-**	**-**	**(166)**	**(5)**	**-**	**(14)**	**152**
Operating and other income:								
- From externals	**120**	**136**	**16**	**23**	**-**	**-**	**-**	**295**
- Inter-segmental	**(10)**	**-**	**(4)**	**2**	**-**	**-**	**-**	**(12)**
Total income	**481**	**144**	**13**	**59**	**4**	**-**	**7**	**708**
Provision for doubtful debts	**61**	**3**	**-**	**(5)**	**3**	**-**	**1**	**63**
Operating and other expenses:								
- From externals	**436**	**108**	**16**	**38**	**5**		**13**	**616**
- Inter-segmental	**(8)**	**-**	**-**	**-**	**-**	**-**	**-**	**(8)**
Operating profit (loss) before taxes	**(8)**	**33**	**(3)**	**26**	**(4)**		**(7)**	**37**
Provision for taxes (tax benefit) on operating profit (loss)	**(3)**	**12**	**(1)**	**9**	**(1)**	**-**	**(2)**	**14**
Operating profit (loss) after taxes	**(5)**	**21**	**(2)**	**17**	**(3)**	**-**	**(5)**	**23**
Minority interests' share in (profits) losses of consolidated companies	**(3)**	**-**	**-**	**-**	**1**	**-**	**2**	**-**
Net operating profit (loss)	**(8)**	**21**	**(2)**	**17**	**(2)**	**-**	**(3)**	**23**
Profit from extraordinary transactions, after taxes[2]	**-**	**-**	**13**	**-**	**-**	**-**	**-**	**13**
Net profit (loss)	**(8)**	**21**	**11**	**17**	**(2)**	**-**	**(3)**	**36**
Return of operating profit on equity[3]	**(3.3%)**	**22.9%**	**-**	**4.6%**	**-**	**-**	**-**	**3.2%**
Return on equity[3]	**(3.3%)**	**22.9%**	**-**	**4.6%**	**-**	**-**	**-**	**5.0%**
Average balance of assets	**16,698**	**7,480**	**3**	**21,606**	**202**	**-**	**466**	**46,455**
Average balance of liabilities	**28,775**	**6,917**	**1**	**-**	**37**	**-**	**-**	**35,730**
Average balance of risk-adjusted assets	**15,799**	**6,493**	**-**	**19,223**	**191**	**-**	**434**	**42,140**
Average balance of assets of provident funds, mutual funds, and study funds	**-**	**-**	**2,464**	**-**	**-**	**8**	**-**	**2,472**
Average balance of securities in custody	**-**	**-**	**2,837**	**-**	**-**	**67**	**-**	**2,904**
Balance of credit to the public as at March 31, 2009	**17,148**	**6,599**	**-**	**21,540**	**159**	**-**	**545**	**45,991**
Balance of deposits from the public as at March 31, 2009	**28,881**	**-**	**-**	**-**	**116**	**-**	**-**	**28,997**

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Households Segment (continued):

	For the three months ended March 31, 2008*							
	Activity in Israel				Activity abroad			
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Banking and financial services	Capital market[1]	Housing finance	Total
	NIS millions							
Profit (loss) from financing activity before provision for doubtful debts:								
- From externals	535	10	2	262	23	-	5	837
- Inter-segmental	(82)	-	-	(218)	(29)	-	(23)	(352)
Operating and other income:								
- From externals	174	151	42	26	-	1	-	394
- Inter-segmental	(11)	-	(4)	-	-	-	-	(15)
Total income (loss)	616	161	40	70	(6)	1	(18)	864
Provision for doubtful debts	21	2	-	8	-	-	-	31
Operating and other expenses:								
- From externals	637	118	35	37	17	-	4	848
- Inter-segmental	(67)	-	-	-	-	-	-	(67)
Operating profit (loss) before taxes	25	41	5	25	(23)	1	(22)	52
Provision for taxes (tax benefit) on operating profit (loss)	10	16	2	10	1	-	(2)	37
Operating profit (loss) after taxes	15	25	3	15	(24)	1	(20)	15
Minority interests' share in (profits) losses of consolidated companies	(5)	(4)	(1)	-	7	-	7	4
Net operating profit (loss)	10	21	2	15	(17)	1	(13)	19
Profit from extraordinary transactions, after taxes[2]	-	-	251	-	-	-	-	251
Net profit (loss)	10	21	253	15	(17)	1	(13)	270
Return of operating profit on equity[3]	4.0%	30.1%	-	4.5%	-	-	-	2.8%
Return on equity[3]	4.0%	30.1%	-	4.5%	-	-	-	45.8%
Average balance of assets	25,109	6,489	-	20,745	237	-	392	52,972
Average balance of liabilities	35,907	6,511	-	-	32	-	-	42,450
Average balance of risk-adjusted assets	18,411	5,651	-	17,848	235	-	739	42,524
Average balance of assets of provident funds, mutual funds, and study funds	-	-	22,087	-	-	-	-	22,087
Average balance of other assets under management	-	-	6,177	-	-	-	-	6,177
Average balance of securities in custody	-	-	7,801	-	-	-	-	7,801
Balance of credit to the public as at December 31, 2008	17,124	6,658	-	21,732	177	-	545	46,236
Balance of deposits from the public as at December 31, 2008	28,495	-	-	-	106	-	-	28,601

* Reclassified.
(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Changes in the segment's volume of activity and net profit

Net operating profit in the Households Segment in the first three months of 2009 totaled NIS 23 million, compared with NIS 19 million in the same period last year.

Since the sale of Bank Massad and Bank Yahav during 2008, the results of their operations attributed to the Households Segment were not included in the financial statements.

Financing income totaled NIS 425 million in the first three months of 2009, compared with NIS 485 million in the same period last year, a decrease of 12.4%, mainly resulting from the non-inclusion of the data of Bank Massad and Bank Yahav, following the sale of these banks during 2008, as noted above. This decrease was offset by an increase in income from the segment's activity in Turkey, due to the appreciation of the Turkish lira, versus depreciation last year.

The segment's operating income totaled NIS 283 million in the first three months of 2009, compared with NIS 379 million in the same period last year, a decrease which resulted from a decrease in income as a consequence of the Supervision of Fees Law and the effects of the sale of provident-fund management rights on income from the segment's customers. In addition, due to the sale of Bank Massad and Bank Yahav during 2008, the results of their operations attributed to the Households Segment were not included in the reports, as mentioned above.

The provision for doubtful debts totaled NIS 63 million in the first three months of 2009, compared with NIS 31 million in the same period last year. The increase in provisions is a result of the worsening of the state of the economy.

The segment's expenses decreased by 22.2% and amounted to NIS 608 million, compared with NIS 781 million in the same period last year. The decrease mainly resulted from the cessation of inclusion of the data of Bank Massad and Bank Yahav in the results of operations, as mentioned above, and since in the first quarter of 2008 a provision for voluntary retirement was recorded. In addition, expenses were influenced by profits in severance compensation funds, versus a loss in the same period last year.

The segment's results include profit from extraordinary transactions in the amount of NIS 13 million. In the same period last year, the segment's results included profit in the amount of NIS 251 million from the sale of provident-fund management rights.

Net profit of the Households Segment totaled NIS 36 million, compared with NIS 270 million in the same period last year. The decrease resulted from a decrease in profit from extraordinary transactions, as noted above.

Credit to the public totaled NIS 46.0 billion on March 31, 2009, compared with NIS 46.2 billion at the end of 2008, a decrease of 0.5%.

Deposits from the public totaled NIS 29.0 billion on March 31, 2009, compared with NIS 28.6 billion at the end of 2008, an increase of 1.4%.

Set out below are data regarding new loans granted and refinancing of loans for purchases of homes and via mortgages of homes:

	For the three months ended March 31	
	2009	2008
	NIS millions	
From Finance Ministry funds:		
Loans	**20**	90
Grants	**2**	4
Total Finance Ministry funds	**22**	94
Loans from Bank funds	**1,176**	1,403
Total new loans	**1,198**	1,497
Old loans refinanced from Bank funds	**647**	217
Total loans granted	**1,845**	1,714

Restrictions and supervision of the segment's activity

- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and the declaration that Isracard is the holder of a monopoly, see the section "Subsidiary and Affiliated Companies" below.

Outlook for development in the coming year

- By the end of 2009, the Bank plans to continue to expand the network of Express branches and open fifteen additional branches.
- The Bank has provided advice on study funds to its customers, as part of its financial advisory services, since November 2007. On January 28, 2009, the Bank received a license to provide pension advice to self-employed customers, which was expanded on March 29, 2009, to cover company employees as well (the expansion was moved by about eighteen months). A pilot launched at nine branches in March 2009. The pilot will expand, and will include advisory services for company employees starting in September 2009. Following the completion of the pilot and the subsequent lessons-learned process, pension advisory services will gradually be offered at all branches of the Bank.
- The work plan for 2008-2011 includes the establishment of a central back office, which will coordinate the operational work currently handled by the Bank's branches and administrative units. The center opened in July 2008 and currently handles several processes. The center's work currently focuses on check deposits and check truncation, debit authorizations, foreclosures, provident funds, full support for the Express branches (including a credit-decision center), and the transfer of additional processes as part of the Lean Management project.

During the years 2009-2010, additional activities will be transferred gradually, allowing the branches to focus on customer relations and sales, while the central back office focuses on operational and control activities.

Legal proceedings

See Note 6D to the Financial Statements.

The Private Banking Segment

Set out below are the condensed operating results of the Private Banking Segment:

	For the three months ended March 31, 2009						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts:							
- From externals	**(2,849)**	**3**	**6**	**60**	**(541)**	**-**	**(3,321)**
- Inter-segmental	**3,060**	**-**	**-**	**(51)**	**598**	**-**	**3,607**
Operating and other income:							
- From externals	**61**	**55**	**163**	**5**	**44**	**36**	**364**
- Inter-segmental	**(7)**		**(39)**	**-**	**-**	**(3)**	**(49)**
Total income	**265**	**58**	**130**	**14**	**101**	**33**	**601**
Provision for doubtful debts	**3**	**1**	**-**	**(1)**	**11**	**-**	**14**
Operating and other expenses:							
- From externals	**209**	**39**	**71**	**8**	**85**	**32**	**444**
- Inter-segmental	**10**	**-**	**-**	**-**	**-**	**-**	**10**
Operating profit before taxes	**43**	**18**	**59**	**7**	**5**	**1**	**133**
Provision for taxes on operating profit	**15**	**6**	**21**	**3**	**2**	**-**	**47**
Net operating profit (loss)	**28**	**12**	**38**	**4**	**3**	**1**	**86**
Profit (loss) from extraordinary transactions, after taxes(2)	**-**	**-**	**7**	**-**	**-**	**-**	**7**
Net profit (loss)	**28**	**12**	**45**	**4**	**3**	**1**	**93**
Return of operating profit on equity(3)	**33.2%**	**26.4%**	**-**	**2.8%**	**5.4%**	**-**	**27.5%**
Return on equity(3)	**33.2%**	**26.4%**	**-**	**2.8%**	**5.4%**	**-**	**29.9%**
Average balance of assets	**5,726**	**3,118**	**-**	**8,148**	**7,206**	**-**	**24,198**
Average balance of liabilities	**89,457**	**2,790**	**-**	**-**	**23,405**	**-**	**115,652**
Average balance of risk-adjusted assets	**4,958**	**2,618**	**-**	**5,902**	**3,285**	**-**	**16,763**
Average balance of assets of provident funds, mutual funds, and study funds	**-**	**-**	**24,456**	**-**	**-**	**1,443**	**25,899**
Average balance of other assets under management	**-**	**-**	**-**	**-**	**-**	**2,550**	**2,550**
Average balance of securities in custody	**-**	**-**	**56,218**	**-**	**-**	**28,127**	**84,345**
Balance of credit to the public as at March 31, 2009	**5,937**	**2,661**	**-**	**8,169**	**6,232**	**-**	**22,999**
Balance of deposits from the public as at March 31, 2009	**90,114**	**-**	**-**	**-**	**29,009**	**-**	**119,123**

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the three months ended March 31, 2008*						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts:							
- From externals	1,245	4	9	79	184	-	1,521
- Inter-segmental	(993)	-	-	(68)	(107)	-	(1,168)
Operating and other income:							
- From externals	72	61	177	5	48	69	432
- Inter-segmental	(6)	-	(36)	-	-	(2)	(44)
Total income	318	65	150	16	125	67	741
Provision for doubtful debts	3	-	-	2	-	-	5
Operating and other expenses:							
- From externals	293	44	91	8	96	52	584
- Inter-segmental	11	-	-	-	-	-	11
Operating profit before taxes	11	21	59	6	29	15	141
Provision for taxes on operating profit	4	8	24	2	8	6	52
Operating profit after taxes	7	13	35	4	21	9	89
Minority interests' share in profits of consolidated companies	(1)	-	-	-	-	-	(1)
Net operating profit	6	13	35	4	21	9	88
Profit from extraordinary transactions, after taxes(2)	-	-	127	-	-	-	127
Net profit	6	13	162	4	21	9	215
Return of operating profit on equity(3)	7.0%	39.0%	-	2.8%	14.2%	-	22.4%
Return on equity(3)	7.0%	39.0%	-	2.8%	14.2%	-	61.2%
Average balance of assets	5,687	2,719	-	7,215	13,742	-	29,363
Average balance of liabilities	85,523	2,626	-	-	26,786	-	114,935
Average balance of risk-adjusted assets	5,196	2,250	-	6,160	9,457	-	23,063
Average balance of assets of provident funds, mutual funds, and study funds	-	-	41,235	-	-	2,883	44,118
Average balance of other assets under management	-	-	729	-	-	3,349	4,078
Average balance of securities in custody	-	-	52,790	-	-	26,546	79,336
Balance of credit to the public as at December 31, 2008	6,265	2,685	-	8,136	6,021	-	23,107
Balance of deposits from the public as at December 31, 2008	88,898	-	-	-	24,899	-	113,797

* Reclassified.

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In accordance with Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers This item includes the segment's profit from the sale of provident funds.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Changes in the segment's volume of activity and net profit

Net operating profit of the Private Banking Segment totaled NIS 86 million in the first three months of 2009, compared with NIS 88 million in the same period last year, a decrease of 2.3%. The decrease mainly stemmed from a decrease in financing profit, as a result of a decrease in the interest rate and a decrease in the consumer price index, as well as from the effects of the crisis in the global economy on the capital market, and the Fees Law.

The segment's profit from financing activity totaled NIS 286 million, compared with NIS 353 million in the same period last year, a decrease of 19.0%, mainly resulting from a decrease in interest rates.

The segment's operating income totaled NIS 315 million in the first three months of 2009, compared with NIS 388 million in the same period last year, a decrease of 18.8%. The decrease resulted from a decrease in income from the capital market, mainly due to the fact that the Bank sold its remaining provident funds in the first quarter of 2008, as well as to a decrease in the volume of financial products (mainly mutual funds). In addition, the segment's income from activity abroad decreased (mainly in Switzerland), due to the effects of the global economic crisis.

The provision for doubtful debts totaled NIS 14 million, compared with NIS 5 million in the same period last year, mainly a result of the segment's activity abroad.

The segment's expenses totaled NIS 454 million, compared with NIS 595 million in the same period last year, a decrease of 23.7%. The decrease occurred since in the first quarter of 2008, a provision for voluntary retirement was recorded. In addition, expenses were influenced by profits in severance compensation funds, versus a loss in the same period last year.

The segment's results include profit from extraordinary transactions in the amount of NIS 7 million, compared with NIS 127 million from the sale of management rights of provident funds in the same period last year.

Net profit of the Private Banking Segment totaled NIS 93 million, compared with NIS 215 million in the same period last year, a decrease of 56.7%, mainly resulting from a decrease in profit from extraordinary transactions, as noted above.

Credit to the public totaled NIS 23.0 billion on March 31, 2009, compared with NIS 23.1 billion at the end of 2008, a decrease of 0.5%.

Deposits from the public totaled NIS 119.1 billion on March 31, 2009, compared with NIS 113.8 billion at the end of 2008, an increase of 4.7%, mainly due to the appreciation of foreign currencies and the transition of customers from investment in securities to deposits, as a result of the financial crisis.

The average balance of securities in custody increased by 6.3%, to a total of NIS 84.3 billion, due to an increase in the volume of activity in this area in Israel.

Restrictions and supervision of the segment's activity

- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and the declaration of Isracard as a monopoly, see the "Subsidiary and Affiliated Companies" section below.

Outlook for development in the coming year

- By the end of 2009, the Bank plans to open about five additional Boutique branches, which will be located in residential areas throughout the country and will target a segment of middle-class customers with above-average income. Each of the boutique branches should serve 2,000-3,000 customers, with 4-6 employees.
- For details regarding pension advising, see the "Households Segment" section above.

Legal proceedings

See Note 6D to the Condensed Financial Statements.

The Small Business Segment

Set out below are the condensed operating results of the Small Business Segment:

	For the three months ended March 31, 2009				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	**(276)**	**2**	**1**	**25**	**(248)**
- Inter-segmental	**481**	**-**	**-**	**(20)**	**461**
Operating and other income:					
- From externals	**92**	**21**	**13**	**2**	**128**
- Inter-segmental	**(10)**	**-**	**(4)**	**-**	**(14)**
Total income	**287**	**23**	**10**	**7**	**327**
Provision for doubtful debts	**48**	**1**	**-**	**(1)**	**48**
Operating and other expenses:					
- From externals	**189**	**14**	**9**	**2**	**214**
- Inter-segmental	**9**	**-**	**-**	**-**	**9**
Operating profit before taxes	**41**	**8**	**1**	**6**	**56**
Provision for taxes on operating profit	**15**	**3**	**-**	**2**	**20**
Net operating profit	**26**	**5**	**1**	**4**	**36**
Net profit from extraordinary transactions, after taxes[2]	**-**	**-**	**2**	**-**	**2**
Net profit	**26**	**5**	**3**	**4**	**38**
Return of operating profit on equity[3]	**11.4%**	**34.3%**	**-**	**10.4%**	**12.8%**
Return on equity[3]	**11.4%**	**34.3%**	**-**	**10.4%**	**13.6%**
Average balance of assets	**15,506**	**1,144**	**-**	**3,514**	**20,164**
Average balance of liabilities	**19,259**	**1,115**	**-**	**-**	**20,374**
Average balance of risk-adjusted assets	**15,249**	**1,047**	**-**	**2,003**	**18,299**
Average balance of assets of provident funds, mutual funds, and study funds	**-**	**-**	**2,069**	**-**	**2,069**
Average balance of securities in custody	**-**	**-**	**5,320**	**-**	**5,320**
Balance of credit to the public as at March 31, 2009	**15,435**	**1,065**	**-**	**3,522**	**20,022**
Balance of deposits from the public as at March 31, 2009	**19,281**	**-**	**-**	**-**	**19,281**

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Small Business Segment (continued):

	For the three months ended March 31, 2008*				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	578	2	2	36	618
- Inter-segmental	(334)	-	-	(30)	(364)
Operating and other income:					
- From externals	107	24	17	2	150
- Inter-segmental	(9)	-	(4)	-	(13)
Total income	342	26	15	8	391
Provision for doubtful debts	33	-	-	1	34
Operating and other expenses:					
- From externals	239	16	13	3	271
- Inter-segmental	12	-	-	-	12
Operating profit before taxes	58	10	2	4	74
Provision for taxes on operating profit	23	4	1	2	30
Net operating profit (loss)	35	6	1	2	44
Profit (loss) from extraordinary transactions, after taxes[2]	-	-	34	-	34
Net profit	35	6	35	2	78
Return of operating profit on equity[3]	18.1%	57.3%	-	6.8%	18.9%
Return on equity[3]	18.1%	57.3%	-	6.8%	35.2%
Average balance of assets	16,897	984	-	3,349	21,230
Average balance of liabilities	18,278	1,050	-	-	19,328
Average balance of risk-adjusted assets	14,853	900	-	1,565	17,318
Average balance of assets of provident funds, mutual funds, and study funds	-	-	5,134	-	5,134
Average balance of other assets under management	-	-	35	-	35
Average balance of securities in custody	-	-	5,844	-	5,844
Balance of credit to the public on December 31, 2008	16,014	1,074	-	3,512	20,600
Balance of deposits from the public on December 31, 2008	19,851	-	-	-	19,851

* Reclassified.

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In accordance with Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Changes in the segment's volume of activity and net profit

Net operating profit of the Small Business Segment in the first three months of 2009 totaled NIS 36 million, compared with NIS 44 million in the same period last year, a decrease of 18.2%, mainly due to a decrease in profit from financing activity.

Profit from financing activity totaled NIS 213 million, compared with NIS 254 million in the same period last year, a decrease of 16.1%, resulting from a decrease in interest rates.

The segment's operating income totaled NIS 114 million in the first three months of 2009, compared with NIS 137 million in the same period last year, a decrease of 16.8%, resulting from a decrease in income from the capital market and from the cessation of inclusion of Bank Massad data since its sale in 2008.

The provision for doubtful debts totaled NIS 48 million in the first three months of 2009, compared with NIS 34 million in the same period last year.

The segment's expenses totaled NIS 223 million, compared with NIS 283 million in the same period last year, a decrease of 21.2%. The decrease mainly resulted from non-inclusion of the results of Bank Massad as noted above, and since in the first quarter of 2008, a provision for voluntary retirement was recorded. In addition, expenses were influenced by profits in severance compensation funds, versus a loss in the same period last year.

The segment's results include profit from extraordinary transactions in the amount of NIS 2 million compared with NIS 34 million reflecting the segment's share in profits from the sale of provident-fund management rights in the same period last year.

Net profit of the Small Business Segment totaled NIS 38 million, compared with NIS 78 million in the same period last year, a decrease of 51.3%, which mainly resulted from the decrease in profit from extraordinary transactions, as noted above.

Legal proceedings

See Note 6D to the Condensed Financial Statements.

The Commercial Segment

Set out below are the condensed operating results of the Commercial Segment:

	For the three months ended March 31, 2009				
	Activity in Israel		Activity abroad		
	Banking and financial services[1]	Construction and real estate	Banking and financial services[1]	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	**(60)**	**75**	**54**	**17**	**86**
- Inter-segmental	**147**	**(26)**	**(30)**	**(7)**	**84**
Operating and other income:					
- From externals	**32**	**4**	**5**	**-**	**41**
- Inter-segmental	**(5)**	**-**	**-**	**-**	**(5)**
Total income	**114**	**53**	**29**	**10**	**206**
Provision for doubtful debts	**19**	**6**	**6**	-	**31**
Operating and other expenses:					
- From externals	**47**	**7**	**27**	**3**	**84**
- Inter-segmental	**12**	**-**	**-**	**-**	**12**
Operating profit (loss) before taxes	**36**	**40**	**(4)**	**7**	**79**
Provision for taxes (tax benefit) on operating profit (loss)	**13**	**14**	**(5)**	**3**	**25**
Operating profit after taxes	**23**	**26**	**1**	**4**	**54**
Minority interests' share in (profits) losses of consolidated companies	-	-	**3**	**(2)**	**1**
Net profit	**23**	**26**	**4**	**2**	**55**
Return of operating profit on equity[2]	**14.2%**	**43.2%**	**-**	**-**	**22.0%**
Return on equity[2]	**14.2%**	**43.2%**	**-**	**-**	**22.0%**
Average balance of assets	**12,988**	**5,439**	**1,539**	**318**	**20,284**
Average balance of liabilities	**8,975**	**1,183**	**232**	**54**	**10,444**
Average balance of risk-adjusted assets	**11,609**	**3,689**	**1,441**	**296**	**17,035**
Average balance of assets of provident funds, mutual funds, and study funds	**681**	**-**	**-**	**-**	**681**
Average balance of other assets under management	**1**	**-**	**-**	**-**	**1**
Average balance of securities in custody	**4,911**	**-**	**-**	**-**	**4,911**
Balance of credit to the public as at March 31, 2009	**13,000**	**5,171**	**2,056**	**363**	**20,590**
Balance of deposits from the public as at March 31, 2009	**8,636**	**1,170**	**375**	**18**	**10,199**

(1) Includes activity in the area of credit cards and the capital market.
(2) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the three months ended March 31, 2008*				
	Activity in Israel		Activity abroad		
	Banking and financial services(1)	Construction and real estate	Banking and financial services(1)	Construction and real estate	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	245	46	45	10	346
- Inter-segmental	(162)	(9)	(104)	(18)	(293)
Operating and other income:					
- From externals	32	10	5	1	48
- Inter-segmental	(6)	-	-	-	(6)
Total income (loss)	109	47	(54)	(7)	95
Provision for doubtful debts	32	9		1	42
Operating and other expenses:					
- From externals	59	9	14	1	83
- Inter-segmental	15	-	-	-	15
Operating profit (loss) before taxes	3	29	(68)	(9)	(45)
Provision for taxes on operating profit	1	12	7	3	23
Operating profit (loss) after taxes	2	17	(75)	(12)	(68)
Minority interests' share in losses of consolidated companies	-	-	28	3	31
Net operating profit (loss)	2	17	(47)	(9)	(37)
Profit from extraordinary transactions, after taxes(2)	8	-	-	-	8
Net profit (loss)	10	17	(47)	(9)	(29)
Return of operating profit on equity(3)	1.4%	24.4%	-	-	(14.2%)
Return on equity(3)	7.3%	24.4%	-	-	(11.2%)
Average balance of assets	12,372	5,006	1,516	229	19,123
Average balance of liabilities	6,789	1,155	197	46	8,187
Average balance of risk-adjusted assets	10,800	4,290	1,695	232	17,017
Average balance of assets of provident funds, mutual funds, and study funds	3,239	-	-	-	3,239
Average balance of other assets under management	144	-	-	-	144
Average balance of securities in custody	4,849	-	-	-	4,849
Balance of credit to the public on December 31, 2008	12,216	6,343	2,002	325	20,886
Balance of deposits from the public on December 31, 2008	8,584	1,278	367	21	10,250

* Reclassified.

(1) Includes activity in the area of credit cards and the capital market.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes the segment's profit from the sale of provident-fund management rights.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Changes in the segment's volume of activity and net profit

Net operating profit of the Commercial Segment in the first three months of 2009 totaled NIS 55 million, compared with a loss in the amount of NIS 37 million in the same period last year. The increase mainly resulted from profit in the segment's activity abroad (in Turkey), due to the increase in the exchange rate of the Turkish lira in the first three months of 2009, versus a sharp decrease in the same period last year.

Net operating profit of the segment from activity in Israel totaled NIS 49 million, compared with NIS 19 million in the same period last year, mainly due to a decrease in the provision for doubtful debts and a decrease in operating expenses, as noted below.

The segment's profit from financing activity totaled NIS 170 million, compared with NIS 53 million in the same period last year, mainly resulting from the change in the exchange rate of the Turkish lira, as noted above.

The segment's operating income totaled NIS 36 million in the first three months of 2009, compared with NIS 42 million in the same period last year, a decrease of 14.3%.

The segment's income from activity in Israel totaled NIS 167 million, compared with NIS 156 million in the same period last year.

The provision for doubtful debts in the first three months of 2009 totaled NIS 31 million, compared with NIS 42 million in the same period last year.

The segment's expenses in the first three months of 2009 totaled NIS 96 million, compared with NIS 98 million in the same period last year, a decrease of 2.0%.

The segment's results in the three months ended on March 31, 2008 included profit from extraordinary transactions in the amount of NIS 8 million, reflecting the segment's share in profits from the sale of provident-fund management rights attributed to the segment's customers.

Net profit of the Commercial Segment totaled NIS 55 million, compared with a loss in the amount of NIS 29 million in the same period last year. The increase results mainly from the segment's activity abroad.

The segment's net profit abroad totaled NIS 6 million, compared with a loss in the amount of NIS 56 million in the same period last year, an increase mainly resulting from changes in the exchange rate of the Turkish lira, as explained above.

Credit to the public totaled NIS 20.6 billion on March 31, 2009, compared with NIS 20.9 billion at the end of 2008, a decrease of 1.4%.

Deposits from the public totaled NIS 10.2 billion on March 31, 2009, compared with NIS 10.3 billion at the end of 2008, a decrease of 0.5%.

Legal proceedings

See Note 6D to the Condensed Financial Statements.

The Corporate Segment

Set out below are the condensed operating results of the Corporate Segment:

	For the three months ended March 31, 2009				
	Activity in Israel		Activity abroad		
	Banking and financial services[(1)]	Construction and real estate	Banking and financial services[(1)]	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	**3,680**	**590**	**119**	**15**	**4,404**
- Inter-segmental	**(3,342)**	**(409)**	**(53)**	**(3)**	**(3,807)**
Operating and other income:					
- From externals	**77**	**10**	**43**	**-**	**130**
- Inter-segmental	**1**	**(1)**	**-**	**-**	**-**
Total income	**416**	**190**	**109**	**12**	**727**
Provision for doubtful debts	**120**	**28**	**10**	**-**	**158**
Operating and other expenses:					
- From externals	**84**	**18**	**64**	**3**	**169**
- Inter-segmental	**14**	**2**	**-**	**-**	**16**
Operating profit before taxes	**198**	**142**	**35**	**9**	**384**
Provision for taxes on operating profit	**67**	**51**	**12**	**3**	**133**
Net operating profit	**131**	**91**	**23**	**6**	**251**
Profit from extraordinary transactions, after taxes[(2)]	**1**	**-**	**-**	**-**	**1**
Net profit	**132**	**91**	**23**	**6**	**252**
Return of operating profit on equity[(3)]	**16.3%**	**18.3%**	**10.9%**	**14.2%**	**16.2%**
Return on equity[(3)]	**16.5%**	**18.3%**	**10.9%**	**14.2%**	**16.2%**
Average balance of assets	**65,850**	**29,741**	**14,730**	**3,002**	**113,323**
Average balance of liabilities	**42,163**	**5,515**	**4,430**	**131**	**52,239**
Average balance of risk-adjusted assets	**57,356**	**27,999**	**12,674**	**2,568**	**100,597**
Average balance of assets of provident funds, mutual funds, and study funds	**2,121**	**-**	**-**	**-**	**2,121**
Average balance of other assets under management	**6,032**	**-**	**-**	**-**	**6,032**
Average balance of securities in custody	**370,253**	**-**	**-**	**-**	**370,253**
Balance of credit to the public as at March 31, 2009	**63,816**	**29,954**	**13,943**	**3,040**	**110,753**
Balance of deposits from the public as at March 31, 2009	**39,735**	**5,590**	**3,757**	**170**	**49,252**

(1) Includes activity in the areas of credit cards and the capital market.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident-fund management rights.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Corporate Segment (continued):

	For the three months ended March 31, 2008*				
	Activity in Israel		Activity abroad		
	Banking and financial services[1]	Construction and real estate	Banking and financial services[1]	Construction and real estate	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	50	271	(183)	4	142
- Inter-segmental	335	(126)	(140)	7	76
Operating and other income:					
- From externals	97	10	24	-	131
- Inter-segmental	-	(1)	-	-	(1)
Total income (loss)	482	154	(299)	11	348
Provision for doubtful debts	(71)	(10)	1	-	(80)
Operating and other expenses:					
- From externals	98	22	46	5	171
- Inter-segmental	22	3	-	-	25
Operating profit (loss) before taxes	433	139	(346)	6	232
Provision for taxes (tax benefit) on operating profit	174	56	(129)	3	104
Net operating profit (loss)	259	83	(217)	3	128
Profit from extraordinary transactions, after taxes[2]	17	-	-	-	17
Net profit (loss)	276	83	(217)	3	145
Return of operating profit on equity[3]	40.3%	22.4%	(60.1%)	6.3%	9.1%
Return on equity[3]	43.3%	22.4%	(60.1%)	6.3%	10.4%
Average balance of assets	53,746	29,189	13,792	2,469	99,196
Average balance of liabilities	31,902	5,925	4,058	148	42,033
Average balance of risk-adjusted assets	56,335	22,266	16,109	2,970	97,680
Average balance of assets of provident funds, mutual funds, and study funds	10,515	-	-	-	10,515
Average balance of other assets under management	10,599	-	-	-	10,599
Average balance of securities in custody	346,601	-	-	-	346,601
Balance of credit to the public on December 31, 2008	59,587	33,476	14,886	2,852	110,801
Balance of deposits from the public on December 31, 2008	37,482	5,206	3,952	133	46,773

* Reclassified.
(1) Includes activity in the areas of credit cards and the capital market.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes the segment's profit from the sale of provident-fund management rights.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Changes in the segment's volume of activity and net profit

Net profit of the Corporate Segment for the first three months of 2009 totaled NIS 252 million, compared with NIS 145 million in the same period last year, an increase of 73.8%.

Net profit of the Corporate Segment in Israel totaled NIS 223 million, compared with NIS 359 million in the same period last year, a decrease of 37.9%. The decrease resulted from a sharp increase in the volume of the provision for doubtful debts, and a decline in financing income and in fees and other income.

The segment's activity abroad recorded profit in the amount of NIS 29 million, compared with a loss of NIS 214 million in the same period last year. The loss last year resulted from a loss in the amount of approximately NIS 367 million in respect of SIV-type asset-backed securities, versus income in the amount of NIS 4 million recorded in the first three months of 2009.

The segment's profit from financing activity in Israel totaled NIS 519 million, compared with NIS 530 million in the same period last year, a decrease of 2.1%, mainly resulting from a decrease in interest income on previously unrecorded problematic debts.

Operating income attributed to the segment in Israel totaled NIS 87 million in the first three months of 2009, compared with NIS 106 million in the same period last year, mainly due to a decrease in income from the capital market.

The provision for doubtful debts totaled NIS 158 million in the first three months of 2009, compared with income in the amount of NIS 80 million in the same period last year. The increase resulted from increased provisions due to the worsening of the state of the economy, and from a decline in income from the collection of debts written off in the past, compared to the same period last year.

The segment's expenses in the first three months of 2009 totaled NIS 185 million, compared with NIS 196 million in the same period last year, a decrease of 5.6%. The decrease mainly resulted from voluntary-retirement expenses recorded in the first quarter of 2008, and profits recorded in amounts funded for compensation, versus a loss in the same period last year.

Credit to the public totaled NIS 110.8 billion on March 31, 2009, similar to the end of 2008. The quarter was influenced by a sharp appreciation of foreign currencies which increased the credit balances; but was offset by the repayment of a credit by a major corporate.

Deposits from the public totaled NIS 49.3 billion on March 31, 2009, compared with NIS 46.8 billion at the end of 2008, an increase of 5.3%. Most of the growth derived from deposits from financial institutions which manage funds for their own clients.

The average balance of securities in custody in the first three months of 2009 amounted to NIS 370.3 billion, compared with NIS 346.6 billion in the same period last year.

Legal proceedings

See Note 6D to the Condensed Financial Statements.

The Financial Management Segment

	For the three months ended March 31			
	2009	2008*	Change	Change
	NIS millions			%
Profit (loss) from financing activity before provision for doubtful debts:				
- From externals	**(222)**	(5,476)	5,254	(95.9)
- Inter-segmental	**(497)**	2,101	(2,598)	(123.7)
Operating and other income (expense):	**8**	(3)	11	(366.7)
Total	**(711)**	(3,378)	2,667	(79.0)
Operating and other expenses:	**109**	110	(1)	(0.9)
Operating loss before taxes	**(820)**	(3,488)	2,668	(76.5)
Tax benefit on operating loss	**(383)**	(1,201)	818	(68.1)
Operating loss after taxes	**(437)**	(2,287)	1,850	(80.9)
Share in net operating profits of equity-basis investees	**3**	7	(4)	(57.1)
Minority interests' share in (profits) losses of consolidated companies	**(3)**	21	(24)	(114.3)
Net operating loss	**(437)**	(2,259)	1,822	(80.7)
Net loss from extraordinary transactions, after taxes	**(1)**	-	(1)	-
Loss for the period	**(438)**	(2,259)	1,821	(80.6)

* Reclassified.

Changes in the segment's volume of activity and net profit

The segment's loss totaled NIS 438 million in the first three months of 2009, compared with a loss in the amount of NIS 2,259 million in the same period last year.

The loss from financing activity in the Financial Management Segment totaled NIS 719 million, compared with a loss in the amount of NIS 3,375 million in the same period last year. The decrease in loss mainly resulted from losses in the amount of NIS 3,209 million recorded at the Bank's overseas offices in MBS-type asset-backed securities and CDO instruments in the first three months of 2008. In addition, losses in the amount of NIS 184 million were recorded in the credit-derivative portfolio, while in the first three months of 2009 the total effects of the crisis amounted to a loss of NIS 115 million.

This increase was offset by an expense in the amount of NIS 503 million, the result of the measurement of profit and loss in derivative instruments that serve mainly as an economic hedge on a fair value basis, versus the measurement of the results of balance-sheet financial activity on an accrual basis, mainly due to the decrease in the interest rate in the CPI-linked segment.

Operating and other income totaled NIS 8 million, compared with negative income in the amount of NIS 3 million in the same period last year.

In the segment's share of the operating results of equity-basis investees, a profit of NIS 3 million was recorded compared with NIS 7 million in the same period last year.

The Bank Group's investment in equity-basis investee companies totaled NIS 118 million on March 31, 2009, compared with NIS 480 million at the end of 2008. The decrease resulted from the transfer of the investment in Clal Insurance to the available-for-sale portfolio.

Others and Adjustments

This section includes all other activities of the Bank Group, each of which does not form a reportable segment under the Supervisor of Banks' directives.

These activities mainly include investment banking, trust activity, credit-card activity, and capital-market activity not attributed to the banking segments. In addition, this activity includes adjustment of intersegmental activities.

The profit of this section totaled NIS 6 million in the first three months of 2009, compared with NIS 13 million in the same period last year. The decrease in profit in this segment mainly resulted from an increase in losses from the capital market attributed to this segment.

Activity in Products

A. Set out below is the distribution of the results of credit-card operations by segments of activity:

	For the three months ended March 31, 2009						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity	**8**	**3**	**2**	**-**	**-**	**14**	**27**
Operating and other income	**136**	**55**	**21**	**3**	**2**	**127**	**344**
Provision for doubtful debts	**3**	**1**	**1**	**-**	**-**	**-**	**5**
Operating and other expenses	**108**	**39**	**14**	**1**	**1**	**119**	**282**
Operating profit before taxes	**33**	**18**	**8**	**2**	**1**	**22**	**84**
Provision for taxes on operating profit	**12**	**6**	**3**	**1**	**-**	**8**	**30**
Net profit	**21**	**12**	**5**	**1**	**1**	**14**	**54**
Average balances (on a monthly basis):							
Average balance of assets	**7,480**	**3,118**	**1,144**	**114**	**228**	**-**	**12,084**
Average balance of liabilities	**6,917**	**2,790**	**1,115**	**111**	**222**	**-**	**11,155**
Average balance of risk-adjusted assets	**6,493**	**2,618**	**1,047**	**105**	**209**	**-**	**10,472**

	For the three months ended March 31, 2008						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity	10	4	2	-	-	9	25
Operating and other income	151	61	24	3	3	103	345
Provision for doubtful debts	2	-	-	-	-	-	2
Operating and other expenses	118	44	16	2	1	94	275
Operating profit before taxes	41	21	10	1	2	18	93
Provision for taxes on operating profit	16	8	4	-	1	7	36
Operating profit after taxes	25	13	6	1	1	11	57
Minority interests' share in profits of consolidated companies	(4)	-	-	-	-	-	(4)
Net profit	21	13	6	1	1	11	53
Average balances (on a monthly basis):							
Average balance of assets	6,489	2,719	984	98	196	-	10,486
Average balance of liabilities	6,511	2,626	1,050	105	209	-	10,501
Average balance of risk-adjusted assets	5,651	2,250	900	90	180	-	9,071

B. Set out below is the distribution of the results of capital-market activity by segments of activity:

	For the three months ended March 31, 2009						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	1	6	1	-	10	-	18
Operating and other income:							
- From externals	16	199	13	4	82	20	334
- Inter-segmental	(4)	(42)	(4)	(1)	(7)	58	-
Total income	13	163	10	3	85	78	352
Operating and other expenses	16	103	9	-	56	94	278
Operating profit (loss) before taxes	(3)	60	1	3	29	(16)	74
Provision for taxes (tax benefit) on operating profit (loss)	(1)	21	-	1	10	(6)	25
Operating profit (loss)	(2)	39	1	2	19	(10)	49
Net profit from extraordinary transactions, after taxes	13	7	2	-	1	-	23
Net profit (loss)	11	46	3	2	20	(10)	72
Average balances:							
Average balance of provident fund, mutual fund, and study fund assets	2,472	25,899	2,069	681	2,121	63,644	96,886
Average balance of other assets under management	-	2,550	-	1	6,032	-	8,583
Average balance of securities in custody	2,904	84,345	5,320	4,911	370,253	36	467,769

B. Set out below is the distribution of the results of capital-market activity by segments of activity (continued):

	For the three months ended March 31, 2008						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	2	9	2	-	11	1	25
Operating and other income:							
- From externals	43	246	17	4	68	43	421
- Inter-segmental	(4)	(38)	(4)	(1)	(9)	56	-
Total income	41	217	15	3	70	100	446
Operating and other expenses	35	143	13	-	41	107	339
Operating profit (loss) before taxes	6	74	2	3	29	(7)	107
Provision for taxes (tax benefit) on operating profit (loss)	2	30	1	1	11	(2)	43
Operating profit (loss) after taxes	4	44	1	2	18	(5)	64
Minority interests' share in profits of consolidated companies	(1)	-	-	-	-	-	(1)
Net operating profit (loss)	3	44	1	2	18	(5)	63
Net profit from extraordinary transactions, after taxes	251	127	34	8	17	-	437
Net profit (loss)	254	171	35	10	35	(5)	500
Average balances:							
Average balance of provident fund, mutual fund, and study fund assets	22,087	44,118	5,134	3,239	10,515	57,812	142,905
Average balance of other assets under management	6,177	4,078	35	144	10,599	-	21,033
Average balance of securities in custody	7,801	79,336	5,844	4,849	346,601	973	445,404

Activities of the Bank Group
Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The contribution of subsidiary and affiliated companies to the Bank's results of operations totaled NIS 430 million, compared with a negative contribution in the amount of NIS 121 million in the same period last year. Most of the increase in this contribution resulted from an increase in the contribution in shekels of the subsidiaries abroad, which was influenced by changes in exchange rates of foreign currencies during both periods.

The Bank's investment in subsidiary and affiliated companies totaled NIS 13.7 billion on March 31, 2009, compared with NIS 13.4 billion at the end of 2008.

Subsidiaries in Israel

Isracard, Europay (Eurocard) Israel, Poalim Express, and Aminit

The majority of the Bank Group's activity involving the use of credit cards in Israel and abroad is conducted via these companies. The companies operate payment systems under a single administrative and operational umbrella - the "Isracard Group."

Isracard Ltd. (hereinafter: "Isracard") issues, acquires, and operates Isracard credit cards (a private brand owned by Isracard), issued for use in Israel only. It also issues credit cards jointly with Europay (Eurocard) Israel Ltd. ("Europay") that combine the Isracard and MasterCard brands ("MasterCard cards"). In addition, Isracard acquires and operates MasterCard cards issued for use in Israel by Isracard and issued for use abroad by Europay, under a license granted by MasterCard International Incorporated. Isracard also issues and operates various additional products, such as fuel cards and gift cards.

Isracard and Europay issue bank cards as well as non-bank cards. Bank cards issued by Isracard and Europay are distributed to owners of accounts at banks with which the companies have agreements. Cards are also distributed through various other channels.

The range of different types of credit cards issued by Isracard includes cards issued jointly with consumer, professional, and other organizations, clubs, and groups, such as Ashmoret cards for members of the Israel Teachers Union, Hot cards for members of the Union of Practical Engineers and Technicians in Israel, Hever cards for career military personnel, credit cards for members of the Israel Bar Association, and a range of other collaborations with various consumer clubs.

Isracard also issues credit cards that provide revolving credit (under the brand name More), allowing customers to determine the terms of repayment within the offered plan. In addition, Isracard operates various credit programs under the Isracredit plan and provides general-purpose loans based on credit-card credit lines.

In 2008, Isracard began to issue World Signia cards within the MasterCard brand, a prestigious brand with many high-quality benefits targeted to premium customers of banks. The credit cards serve customers in various sectors, including private customers, corporate employees, and corporate purchasing, including B2B (business-to-business payment transfers).

Isracard operates loyalty programs for cardholders and conducts large-scale marketing campaigns, including joint campaigns with leading entities in various sectors.

The number of Isracard and MasterCard cards issued by Isracard and Europay as at March 31, 2009 is approximately 2.6 million, compared with 2.5 million cards at the end of the same period last year.

In the first quarter of 2009, the volume of activity in Isracard and MasterCard cards reached NIS 16.3 billion, similar to the same period last year.

Poalim Express - Issues, acquires, and operates American Express credit cards issued for use in Israel and abroad.

Poalim Express issues bank cards as well as non-bank cards. Bank cards issued by Poalim Express are distributed to owners of accounts at banks with which Poalim Express has agreements. Poalim Express also recruits customers and distributes cards through various other channels, including contractual engagements with organizations and clubs. Poalim Express issues a range of credit cards targeted to specific population segments, including Business cards for business customers, Platinum cards, and Centurion cards for high-net-worth customers. Poalim Express operates a loyalty program for cardholders and conducts marketing campaigns, including joint campaigns with various entities.

The number of American Express cards issued by Poalim Express as at March 31, 2009 is approximately 263,000, compared with approximately 229,000 cards at the end of the same period last year.

In the first quarter of 2009, the volume of activity in American Express cards reached NIS 2 billion, compared with NIS 1.8 billion the end of the same period last year.

Aminit - Issues and acquires Visa brand credit cards issued for use in Israel and abroad.

The number of Visa cards issued by Aminit at the end of March 2009 is approximately 26,000, compared with approximately 32,000 cards at the same period last year.

Profit and income from credit cards - Net profit of the Isracard Group totaled NIS 42 million in the first three months of 2009, compared with NIS 41 million in the same period last year, an increase of 2.4%.

The contribution of the Isracard Group to the Bank's operating results, after taxes, totaled NIS 55 million, compared with NIS 32 million in the same period last year.

The contribution of the Isracard Group's activity to fee income, which is included under operating income (before deducting related expenses), amounted to NIS 344 million, compared with NIS 345 million in the same period last year, a decrease of 0.3%.

With regard to changes in the credit-card market in Israel and the intervention of the Antitrust Commissioner in this area, further to the information provided in Note 21C(10) to the Financial Statements for 2008. The Antitrust Tribunal has extended the term of the temporary permit for the Arrangement until October 31, 2009, at the request of the Credit-Card Companies.

In April 2009, a private bill addressing the removal of ownership of credit-card companies from banks was submitted to the Knesset. At this stage, the Bank cannot estimate whether the aforesaid bill will become legislation, or if legislated, their implications for the Bank.

Poalim Capital Markets - Investment House Ltd. (hereinafter: "Poalim Capital Markets") **-** Operates a wide range of investment-banking services and invests in private-equity funds and in knowledge-and technology-intensive companies. The activity of Poalim Capital Markets is conducted through two main segments of activity: investment-banking activity in Israel and abroad, and investments in private-equity funds, including in the technology sector.

The Poalim Capital Markets Group provides a range of investment-banking services, including financial and strategic consulting for mergers and acquisitions in Israel and abroad, consulting for privatization processes and for public and private offerings abroad, and guidance of companies in Israel and abroad in investments of various kinds. The Poalim Capital Markets Group also provides, through its equity-basis investee (19.97%) Poalim I.B.I., consulting, underwriting, and management services for public offerings in Israel and capital raising through private offerings.

The Poalim Capital Markets Group also invests in private-equity funds in a wide range of sectors, including venture capital, alternative energy, and others; invests in management corporations of private-equity funds; and provides services to these corporations. In addition, Poalim Capital Markets continues to manage venture-capital funds, in accordance with a permit from the Bank of Israel.

Poalim Capital Markets ended the first quarter of 2009 with net profit in the amount of NIS 8 million, compared with a loss in the amount of NIS 7 million in the same period last year.

The improvement in profit mainly resulted from an increase in financing income and an increase in profit from long-term investments, which were offset by a decline in income from fees and management fees collected by the company, as a result of the continuing crisis in the capital markets.

The contribution of Poalim Capital Markets to the net profit of the Bank amounted to NIS 15 million, compared with a negative contribution in the amount of NIS 8 million in the same period last year.

The Bank's investment in Poalim Capital Markets totaled NIS 592 million on March 31, 2009, compared with NIS 580 million at the end of 2008.

Poalim Trust Services - Offers a range of business, private, and personal and family trust services to local and foreign residents and to Israeli and foreign companies. The company also acts as trustee for a large number of mutual funds. Total assets in trust at the end of March 2009 amounted to NIS 28.5 billion.

Activity of the Bank Group Abroad

Subsidiaries and Branches Abroad - The international activity of the Bank Group is conducted through banking subsidiaries, financial companies, and the Bank's branches abroad. The Bank's strategy is designed to develop its international activity. The Bank's intention is to invest in the development of all types of international activity, including Global Private Banking; to extend the local activity of its branches and subsidiaries around the world; to participate in international transactions; and to develop its relationships with correspondent banks.

The Bank's operations abroad are focused primarily on the area of private banking, as well as activity in the emerging markets and in the corporate sector. Activity in the corporate sector abroad includes the provision of credit to local and foreign borrowers, mainly through the acquisition of participation in credit organized by leading banks abroad; the provision of credit to borrowers with an affinity to Israel; and investments in bonds. Corporate sector activity slowed over the last year; this trend is likely to continue, given the escalation of the global crisis. The Bank has decided to reduce the granting of new credit by way of participation in syndications organized by others. Within private-banking activity, the Bank provides its high-net-worth customers abroad with advanced professional products and services, including investment products and global asset management. The Bank's activity in emerging markets is focused on the activity of Bank Pozitif in Turkey and Bank Pozitiv in Kazakhstan.

The Bank maintains relationships with over 2,400 correspondent banks around the world, through which international activity is carried out. In international activity, under the management of the International Area, the Bank continues its strategy of organic growth. At the same time, due to the shifts in the financial markets and in the economies of the developing countries, and in view of the cancellation of the permit to acquire the Ukrainian bank Ukrinbank and the failure to receive a permit from the Bank of Israel to complete the acquisition of the Russian bank SDM, the Bank has decided to suspend its continued expansion into new developing markets. In Global Private Banking, the Bank aims to continue to improve its abilities in the area of products, marketing, and customer service in 2009, in order to strengthen the platform for growth of its asset portfolio, focusing on customers with extensive assets. An examination of the trajectory for the Bank's international expansion performed in collaboration with a leading international consulting firm reinforced the importance of expanding Global Private Banking activity in the coming years as a key element in the development of the Bank's international platform. The objectives defined and the derived implications of the implementation of the strategic trajectory are currently under examination by the Bank.

Global Private Banking (hereinafter: "GPB") - Within this framework, the Bank provides its customers abroad with advanced professional services and products, including investment products and global asset management. This activity currently encompasses Israel, Europe, the United States, Latin America, Canada, Australia, Hong Kong, and Singapore, by means of 40 activity centers including banking subsidiaries, branches, representative offices, and asset-management subsidiaries.

Details regarding the Bank's U.S. and U.K. branches and the Bank's subsidiaries abroad:

Global Private Banking (GPB)

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - A banking subsidiary mainly engaged in the provision of private-banking services in Switzerland, through four branches - two in Switzerland, in Zurich and Geneva, one in Luxembourg, and one in Singapore - as well as through its representative offices in Tel Aviv, Hong Kong, and Moscow.

The Bank holds 100% of the share capital of Hapoalim Switzerland.

Net profit of Hapoalim Switzerland totaled CHF 9 million, compared with CHF 8 million in the same period last year.

Total capital of Hapoalim Switzerland amounted to CHF 306 million on March 31, 2009, compared with CHF 298 million at the end of 2008.

The total balance sheet of Hapoalim Switzerland amounted to CHF 3,929 million on March 31, 2009, compared with CHF 3,520 million at the end of 2008. The increase results mainly from the transition of the bank's customers from investment in securities to balance sheet deposits.

Hapoalim Switzerland's contribution to the Bank's operating results amounted to NIS 58 million, compared with NIS 68 million in the same period last year.

The Bank's investment in Hapoalim Switzerland totaled NIS 1,075 million on March 31, 2009.

Banque Hapoalim (Luxembourg) S.A. (hereinafter: "Hapoalim Luxembourg") - A banking subsidiary engaged in financial and banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates as well as loans granted to private and institutional customers. The Bank holds 100% of the share capital of Hapoalim Luxembourg.

The loss of Hapoalim Luxembourg totaled USD 3 million, compared with a loss in the amount of USD 4 million in the same period last year. The losses mainly resulted from the decline in value of the securities portfolio, due to the global financial crisis.

Total capital of Hapoalim Luxembourg amounted to USD 16 million on March 31, 2009, compared with USD 8 million at the end of 2008. The total balance sheet of Hapoalim Luxembourg amounted to USD 207 million on March 31, 2009, compared with USD 244 million at the end of 2008.

Hapoalim Luxembourg's contribution to the Bank's operating results was negative in the amount of NIS 10 million in the first quarter of 2009, compared with a negative contribution of NIS 17 million in the same period last year.

The Bank's investment in Hapoalim Luxembourg totaled NIS 64 million on March 31, 2009.

BHI Jersey Ltd. (hereinafter: "Hapoalim Jersey") - A banking subsidiary established during 2008, operating on the Island of Jersey, licensed as a bank to take deposits and execute investments. The company focuses on high-net-worth customers, companies with an affinity to Israel operating in Europe, and offshore companies, offering a high level of personal service, a wide range of products, and professional consulting services. The Bank holds 100% of the share capital of Hapoalim Jersey.

The loss of Hapoalim Jersey totaled GBP 0.2 million in the first quarter of 2009. Total capital of Hapoalim Jersey amounted to GBP 6 million on March 31, 2009. The total balance sheet of Hapoalim Jersey amounted to GBP 42 million on March 31, 2009.

Hapoalim Jersey's contribution to the Bank's operating results amounted to NIS 2 million in the first quarter of 2009, mainly influenced by the change in the exchange rate of the British pound. The Bank's investment in Hapoalim Jersey totaled NIS 38 million on March 31, 2009.

U.K. branches - London and Manchester. The banking activity of the U.K. branches includes private-banking services to local customers and foreign residents. The area of private banking is a strategic goal for the development of the U.K. branches in the coming years. The U.K. branches grant credit and provide dealing-room and foreign-trade services and other banking services to local corporate customers and to Israeli companies operating in Europe. These branches also allow Israeli companies as well as local companies with assets in Israel to use collateral held in Israel as the basis for receiving credit.

The London branch has invested in financial products such as various European asset-backed securities (mortgages for private individuals, mortgages of commercial properties, pubs, etc.) and CDOs. The total value of the branch's asset-backed bond portfolio is approximately USD 115 million. The branch also maintains a portfolio of credit derivatives comprised of unfunded CDOs and CDBs (credit default baskets). The total notional value of this portfolio is approximately USD 155 million.

Loss of the U.K. branches totaled GBP 9 million in the first quarter of 2009, compared with a loss in the amount of GBP 13 million in the same quarter of 2008. The loss mainly resulted from provisions for decline in value in respect of asset-backed securities.

The total balance sheet of the U.K. branches amounted to GBP 1,157 million on March 31, 2009, compared with GBP 1,292 million at the end of 2008.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents in the Cayman Islands. Cayman's assets include an investment in a wholly-owned subsidiary in Uruguay- Hapoalim (Latin America) S.A. The Bank holds 100% of the share capital of Cayman.

Net profit of Cayman totaled USD 0.3 million, similar to the same period last year. Total capital of Cayman amounted to USD 73 million on March 31, 2009, similar to the balance at the end of 2008. The total balance sheet of Cayman amounted to USD 91 million on March 31, 2009, compared with USD 89 million at the end of 2008.

Cayman's contribution to the Bank's operating results amounted to NIS 23 million, compared with a negative contribution in the amount of NIS 17 million in the same period last year. The Bank's investment in Cayman totaled NIS 261 million on March 31, 2009.

Hapoalim (Latin America) S.A. (hereinafter: "Hapoalim Latin America") - Provides private-banking services to the Bank's customers in South America. Hapoalim Latin America operates in Uruguay through two branches (Montevideo and Punta del Este) and a support center (Colonia).

Global Private Banking Center in Tel Aviv - A center providing private-banking services and products to foreign residents from all over the world; an integral part of the GPB network.

Private Banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private-banking services to GPB customers. Private banking in the United States primarily focuses on customers from Latin America.

The PAM Group, which includes Poalim Asset Management (UK) Ltd. and Poalim Asset Management (Ireland) Ltd., held by PAM Holdings Ltd. (hereinafter: "PAM Companies") - PAM Companies are responsible for initiating, selecting, marketing, and providing professional support for investment products offered to Global Private Banking customers worldwide, in cooperation with leading international financial companies in these fields. The Group is a key element in the implementation of the Bank's growth strategy abroad.

The Bank holds 100% of the share capital of PAM. As at March 31, 2009, the Bank Group's customers have holdings in funds managed by PAM Companies totaling USD 1.1 billion.

PAM Companies also develop, plan, and market other investment products, such as structured products in accordance with international standards, including through collaboration with leading global financial entities. In addition, PAM Companies offer a portfolio-management service (discretionary management) through the Bank's branches and subsidiaries abroad.

The loss of PAM totaled GBP 0.4 million, compared with profit of GBP 1 million in the same period last year. Total capital of PAM amounted to GBP 21 million on March 31, 2009, similar to the balance at the end of 2008. The total balance sheet of PAM amounted to GBP 23 million on March 31, 2009, compared with GBP 24 million at the end of 2008.

PAM's contribution to the Bank's operating results amounted to NIS 8 million, resulting from the change in the exchange rate of the British pound, compared with a negative contribution in the amount of NIS 6 million in the same period last year.

The Bank's investment in PAM totaled NIS 126 million on March 31, 2009.

Corporate activity - Most corporate activity is conducted through the New York branch. The New York branch is focused on corporate credit activity, treasury activity, and the provision of credit and banking services to Israeli companies operating in the United States. In the corporate area, the branch is mainly engaged in granting credit to large companies in the U.S. economy by purchasing participation in credit lines and backup lines organized by leading banks. Some 73% of the credit was provided to companies rated Investment Grade or secured by entities rated Investment Grade by the international rating agencies Standard & Poor's or Moody's.

The branch also provides comprehensive banking services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and dealing-room services. The Bank allows Israeli companies as well as American companies with assets in Israel to use collateral held in Israel in order to open credit lines at the New York branch. The New York branch also offers its customers FDIC deposit insurance, similar to American banks.

As at March 31, 2009, the branch's credit portfolio totaled approximately USD 3.4 billion. The branch also provided unutilized credit facilities and backup lines in the amount of USD 2.4 billion.

During the past few months, the areas of activity of the New York branch have been undergoing reexamination.Pursuant to the New York branch's business plan for 2009, the branch has launched a business initiative to recruit high-net-worth local customers and middle-market companies under their ownership. In order to provide the full range of banking services commonly offered to these customers, the branch is carrying out appropriate internal preparations. Concurrent with this initiative, the branch continues to implement the policy decided upon with regard to the reduction of debt of large U.S. companies to which the branch previously extended credit through syndications with leading U.S. banks.The branch also continues its activity with Israeli companies operating in the United States, as well as its dealing-room and treasury activities.

In the treasury area, the branch operates a dealing room and is part of the Bank's global treasury activity. As part of its treasury activity, the branch conducted activity in credit derivatives, mainly credit default swaps (CDS). CDS are credit derivatives representing a transaction in which credit risk is exchanged between the parties to the swap transaction. Credit risk is transferred from the provider of the credit to the seller of the swap. In return for payment of a premium, the buyer of the swap receives protection against the risk inherent in a particular credit, while the seller provides a guarantee of the quality of the credit in return for the premium.The branch is also involved in a small number of unfunded CDO credit derivatives. Unfunded CDOs are credit derivatives representing a type of guarantee for a risk tranche. Funds are transferred in the case of a credit failure in the tranche for which the Bank is the guarantor.

Due to the crisis in the financial markets, the New York branch has reduced its activity; as of the end of the first quarter of 2009, the credit-derivative portfolio mainly consists of credit default swaps (CDS) on Israeli government bonds and credit default baskets (CDB). The branch has a small remaining number of unfunded CDO transactions. The total notional value of the Bank's credit-derivative portfolio (excluding CDOs) amounts to USD 280 million (of which USD 225 million guarantees risk related to Israeli government bonds, USD 30 million guarantees risk related to other government bonds, and USD 25 million guarantees risk related to corporations), identical to the amount at the end of 2008. Because the credit derivatives are treated as derivatives in the financial statements, changes in their fair value are allocated to profit and loss, as financing profit.

As a result of the crisis in U.S. markets and the widening of credit spreads, the fair value of these derivatives declined, and the Bank recorded a loss in the amount of USD 3.1 million in the first quarter of 2009, compared with a loss in the amount of USD 24.6 million in the same quarter of 2008.

The total balance sheet of the New York branch amounted to USD 8,054 million on March 31, 2009, compared with USD 6,731 million at the end of 2008. The increase results mainly from depositing funds with the US central bank (Fed).

The profit of the New York branch totaled USD 1 million in the first quarter of 2009, compared with a loss in the amount of USD 629 million (after tax effect) in the same quarter of 2008. Most of the loss in the same quarter of 2008, in the amount of approximately USD 879 million (pre-tax), resulted from the sale of the MBS portfolio.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") - A broker-dealer registered and operating in the United States. The broker-dealer is under the supervision of the Securities and Exchange Commission (SEC) in the United States, the New York Stock Exchange (NYSE), the National Association of Securities Dealers (NASD), and additional stock markets in which it is a member, and operates in accordance with the rules established by these entities. The company's activity is also subject to supervision by the Supervisor of Banks in Israel. The company supports the expansion of the scope of the Bank's activity in securities trading on behalf of its customers.

The Bank holds 100% of the share capital of Hapoalim Securities. Net profit of Hapoalim Securities totaled USD 1 million. Total capital of Hapoalim Securities amounted to USD 24 million on March 31, 2009, similar to the balance at the end of 2008. Hapoalim Securities' contribution to the Bank's operating results amounted to NIS 11 million, compared with a negative contribution in the amount of NIS 8 million in the same period last year. The Bank's investment in Hapoalim Securities totaled NIS 102 million on March 31, 2009.

Activity in Emerging Markets

The Bank currently operates in Turkey and Kazakhstan. The Bank intends to develop its retail and corporate operations in these emerging markets, including through the expansion of its product offering and the service channels offered to customers and the development of the network of branches. In light of the recent developments in the financial markets, the Board of Management of the Bank has taken steps to adjust its activity at the banks in Turkey and Kazakhstan to the new business conditions. The Bank also continues to examine additional business opportunities in emerging markets.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif") **-** A bank incorporated and operating in Turkey, specializing in corporate and investment banking and in the households segment. The Bank intends to help Bank Pozitif expand its activities in the areas of both corporate and retail banking, by expanding the range of products offered to customers and developing the network of branches, among other means.

During the month of April 2009, the Bank purchased shares from the minority shareholder C Faktoring AS constituting approximately 4.8% of the capital of Bank Pozitif, in consideration for a total of TRY 20 million (USD 12 million), calculated based on the shareholders' equity of Bank Pozitif. Following the purchase, the Bank's share in Bank Pozitif stands at approximately 69.8%.

JSC Bank Pozitiv - A bank incorporated and operating in Kazakhstan, wholly owned by Bank Pozitif. The bank provides banking services to business and private customers. Bank Pozitif intends to develop and optimize JSC Bank Pozitiv and its activity while building advanced banking capabilities.

Set out below are balance-sheet data and results of the Bank Pozitif Group:

Net profit of the Bank Pozitif Group totaled approximately TRY 10 million (approximately USD 6 million), compared with approximately TRY 8 million (approximately USD 4.5 million) in the same period last year.

Total shareholders' equity of the Bank Pozitif Group amounted to TRY 413 million (approximately USD 241 million) on March 31, 2009, compared with TRY 467 million (approximately USD 273 million) at the end of 2008. The total balance sheet of the Bank Pozitif Group amounted to TRY 1.8 billion (approximately USD 1.1 billion) on March 31, 2009, similar to the balance at the end of 2008.

The Bank Pozitif Group's contribution to the Bank's operating results totaled NIS 3 million, compared with a negative contribution in the amount of NIS 99 million in the same quarter last year. The change mainly resulted from the effect of the change in the exchange rate of the Turkish lira against the shekel.

The Bank's investment in the Bank Pozitif Group totaled NIS 796 million on March 31, 2009.

Set out below are the aggregate condensed financial statements of international activity:

A. Balance Sheet*

	March 31, 2009	December 31, 2008
	USD millions	
Assets		
Cash on hand and deposits with banks	**8,243**	6,561
Securities	**2,216**	2,512
Securities borrowed or bought under agreements to resell	**4**	-
Credit to the public	**6,289**	7,049
Buildings and equipment	**37**	41
Other assets	**802**	824
Total assets	**17,591**	16,987
Liabilities and capital		
Deposits from the public	**9,335**	9,771
Deposits from banks	**6,912**	5,407
Securities lent or sold under agreements to repurchase	**44**	62
Bonds and subordinated notes	**349**	690
Other liabilities	**464**	501
Total liabilities	**17,104**	16,431
Minority interests' rights	**75**	96
Capital means**	**412**	460
Total liabilities and capital	**17,591**	16,987

* Data as prepared for inclusion in the note on operating segments.

** Includes a deficit in calculated capital in the amount of USD 566 million (December 31, 2008: deficit in the amount of USD 559 million) for the Bank's branches that are not companies. The calculated capital includes the amounts of the original deposits deposited with the Bank's branches, with the addition of profits or deduction of losses recorded up to the balance-sheet date, including adjustments in respect of the statement of securities available for sale at fair value. The deficit results from the effects of the financial crisis, mainly from losses at the New York branch.

B. Statement of Profit and Loss*

	For the three months ended March 31	
	2009	2008
	USD millions	
Profit (loss) from financing activity before provision for doubtful debts	**38**	(965)
Provision for doubtful debts	**8**	1
Profit (loss) from financing activity after provision for doubtful debts	**30**	(966)
Operating and other income	**31**	43
Operating and other expenses	**72**	79
Operating loss before taxes	**(11)**	(1,002)
Tax benefit**	**4**	369
Operating loss after taxes	**(7)**	(633)
Minority interests' share in losses of consolidated companies	**(1)**	(2)
Net loss	**(8)**	(635)

* Data based on the overseas offices' reports, while attributing expenses and supplementary taxes.

** Includes provisions for supplementary taxes in Israel.

C. Customer Assets

	March 31, 2009	December 31, 2008
	USD millions	
Deposits from the public, bonds, and subordinated notes	**9,684**	10,461
Customer assets (off-balance sheet)	**7,305**	7,716
Total	**16,989**	18,177

Set out below are details of the net profits of consolidated companies overseas, in local currencies, as reported by these companies:

	January-March		
	2009	2008	Change
	In millions		
Bank Hapoalim (Switzerland) Ltd. - CHF	**9.0**	8.0	1.0
Banque Hapoalim Luxembourg S.A. - USD	**(3.0)**	(4.0)	1.0
BHI Jersey Ltd. - GBP	**(0.2)**	-	(0.2)
Bank Hapoalim (Cayman) Ltd. - USD	**0.3**	0.3	-
PAM - GBP	**(0.4)**	1.0	(1.4)
Hapoalim Securities U.S.A. Inc. - USD	**1.0**	0.2	0.8
Bank Pozitif Group - TRY	**10.0**	8.0	2.0

The operating currency of the consolidated companies overseas is defined as New Israeli Shekels (NIS) pursuant to a directive of the Supervisor of Banks. Exchange-rate differentials in respect of the investment are therefore allocated to the statement of profit and loss, under the equity profits item. The Bank makes economic hedges of foreign-currency exposures arising from its investments in subsidiaries overseas by raising resources in those currencies. This hedge does not constitute an accounting hedge; exchange-rate differentials in respect of these resources are therefore not attributed to the results of operations of the subsidiaries, but are allocated to the statement of profit and loss and included in the tax base.

Set out below is the contribution of consolidated companies abroad to the results of operations of the Bank, reported in shekels, after offsetting the net effect of financing sources:

	January-March	
	2009	2008
	NIS millions	
The Bank's share in the results of consolidated companies overseas, translated into NIS	**52**	(15)
Exchange-rate differences in respect of the investments in consolidated companies	**198**	(172)
Contribution to the Bank's results of operations	**250**	(187)
Exchange-rate differences accrued on financing sources, net of tax effect	**(127)**	108
Total contribution of subsidiaries abroad (after offsetting financing sources, net)	**123**	(79)

Equity-Basis Investees

The Bank has holdings in equity-basis investee companies, primarily Delek Real Estate, Poalim I.B.I., Automatic Bank Services Ltd. ("ABS"), and Bank Clearing Center Ltd. ("BCC").

The Bank Group's investment in equity-basis investee companies totaled NIS 118 million on March 31, 2009, compared with NIS 480 million on December 31, 2008.The decrease resulted from the reclassification of the Bank's holdings in shares and notes of Clal Insurance Enterprises Holdings Ltd., as of 2009, from the investments in equity-basis investees item to the investment in securities in the available-for-sale portfolio item.This investment amounted to NIS 371 million at the end of 2008.

Delek Real Estate Ltd. (hereinafter: "Delek Real Estate") -

A company engaged in three main areas of activity: yield-generating real estate abroad; construction of residential projects in Israel; and yield-generating real-estate in Israel.

The contribution of Delek Real Estate to the Bank's operating results was negative in the amount of NIS 1 million in the first quarter of 2009, similar to that of the same period last year.The Bank holds 9.7% of the share capital of Delek Real Estate as at March 31, 2009.The Bank's investment in the company as at March 31, 2009 totaled NIS 15 million.The market value of the investment at that date totaled NIS 49 million.

Capital Market Activity

On July 25, 2005, the Knesset enacted three laws that set forth material changes in the capital market and in banking activity, known as the Bachar Reform.

Under these laws, the Bank was prohibited from managing provident funds ("provident funds") and joint investment trust funds ("mutual funds"), and was required to sell its full holdings in such funds within timeframes stipulated in the legislation. In addition, as a condition for receiving a pension-advising license, the Bank was required to reduce its holdings in Clal Insurance Enterprises Holdings Ltd. ("Clal Holdings") to 10% or less of any type of means of control, because that company controls an insurer.

On January 28, 2009, the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (the "Supervisor") granted the Bank a pension advisor's license.The license was granted after all of the prerequisite conditions for the receipt of a pension advisor's license by the Bank were fulfilled, pursuant to the provisions of the Supervision of Financial Services Law (Engaging in Pension Advising and Pension Marketing), 5765-2005 (the "Pension Advising Law," which is part of the Bachar Reform), as the Bank had completed the sale of all of its holdings in mutual funds and provident funds. In addition, the Bank had reduced its holdings in Clal Holdings and in all means of control therein to the permitted rate. For details regarding the pension advisor's license, see the "Pension Advising" section below.

The Capital Market

The Bank Group's capital-market activity includes a range of financial activities and services in various areas: executing trading transactions in securities and financial assets, including in the "Maof" area, for the Bank's customers; safekeeping services in securities; research and consulting services for customers on the capital market; provision of services to financial-asset managers; management of investment portfolios; and underwriting and issue management.

Some of the aforesaid financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specialize and engage in a specified field. Among other things, the Bank operates through subsidiaries that manage investment portfolios in securities and financial assets for private customers, corporations, non-profit associations, and institutions, and also provide trustee services.
The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the Maof Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing-house members.

Distribution of Mutual Funds

The Bank has reached agreements with the decisive majority of mutual-fund managers in Israel with regard to the distribution of mutual-fund units to its customers. The Bank is entitled to collect distribution fees in respect of this activity, as stipulated in the regulations.
For details regarding the volume of the mutual funds distributed by the Bank Group, see the section "Developments in Balance Sheet Items - Off-Balance-Sheet Activity," above.

Distribution of Study Funds, Provident Funds, and Pension Funds

The Bank is entitled to collect distribution fees for the distribution of study funds, provident funds, and pension funds, as stipulated in the regulations. The Bank has entered into agreements with management companies with regard to the distribution of study funds, provident funds, and pension funds to its customers.

Poalim Sahar Ltd.

The company, a wholly-owned subsidiary of the Bank, is a member of the Tel Aviv Stock Exchange and the TASE Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, research services, representation at general assemblies, and safekeeping and operational services.

Peilim Portfolio Management Company Ltd. (hereinafter: "Peilim")

Peilim, a wholly-owned subsidiary of the Bank, manages investments for private customers, business organizations, non-profit entities, and others. Investments are managed for local and foreign customers in the Israeli capital market and in capital markets worldwide.
As at March 31, 2009, the company manages portfolios at a monetary value of NIS 6.7 billion, compared with NIS 6.3 billion at the end of 2008.

Provident Funds, Study Funds, Severance-Pay Funds, and Paid Sick-Leave Funds

Under the Law for Increasing Competition, the Bank was required to divest from its holdings in management companies of provident funds within three years of the aforesaid law's publication. The Bank has completed the sale of all management rights of provident funds under its ownership. The sale of provident funds of banks under the control of the Bank was also completed, with the completion of the sale of Bank Massad and Bank Yahav for Government Employees Ltd.
Pursuant to the law, the Bank is permitted to continue to provide operational services to provident-fund management companies, and to engage in advising and distribution for pension products, subject to its pension advisor's license and the provisions of the law.

As part of the sale of the provident-fund management rights, the buyers entered into long-term agreements with the Bank concerning the provision of operational services by the Bank to the provident funds which were sold. The buyers also entered into distribution agreements with the Bank.

For details regarding the balances of the provident funds operated by the Bank Group, see the section "Developments in Balance-Sheet Items - Off-Balance-Sheet Activity," above.

Pension Advising

On January 28, 2009, the Supervisor of the Capital Market, Insurance, and Savings granted the Bank a pension advisor's license, under the following limiting conditions (the "Limiting Conditions"):

1. The Bank will be permitted to provide pension advice with regard to provident funds, pension funds, and study funds, to self-employed customers only; and in peripheral communities, as defined by law, also to those who are not self-employed.
2. As of April 1, 2009, the Bank will be permitted to provide pension advice with regard to insurance products, to self-employed customers only; and in peripheral communities, also to customers who are not self-employed, starting on the inception date of the license.
3. As of August 1, 2010, the Bank will be permitted to provide pension advice with regard to all pension products included in the definition of "pension product type" in the law, also to those who are not self-employed, and also in communities not listed in the addendum to the law.

On March 29, 2009, the Supervisor notified the Bank that the Limiting Conditions in the pension advisor's license granted to the Bank had been lifted.

Having received the pension-advising license, the Bank is permitted to engage in pension advising, in accordance with the stipulations of the Legal Arrangement and of the permits and directives derived from it. In the first stage, the Bank is preparing to provide pension-advising services to its customers at nine branches in Israel. The number and geographical distribution of the branches offering pension-advising services is planned to expand gradually.

Note that with regard to the distribution of insurance products, up to the date of publication of the financial statements, the regulations determining the rates of distribution fees to be received by banks for the distribution of insurance products had not yet been enacted, despite the existence of draft directives published in August 2008. Consequently, distribution agreements have not been signed and arrangements have not been established with regard to the transfer of information and services required in order to provide pension advice on insurance products, among other matters. All of the above may cause a delay of banks' readiness and ability to provide pension advice with regard to insurance products. The Supervisor has been contacted through the Association of Banks to present the difficulties and problems involved in providing advice on insurance products, and the crucial need to arrange binding interfaces for the transfer of essential information, codification of products, and more.

Services for Financial Asset Managers

The Financial Asset Manager Services Division within the Client Asset Management Area coordinates activities related to the provision of various services to financial-asset managers: provident-fund managers, mutual-fund managers, and investment-portfolio managers.

The division collects under one roof the knowledge, experience, and human and IT capabilities accumulated at the Bank in the operation of the financial assets mentioned above and in the provision of banking services to entities that manage these assets: provident-fund management companies, mutual-fund management companies, and investment-portfolio managers. Services include asset revaluation, production of control reports, production of reports to government agencies, management of the fund's books, management of accounts and rights of provident-fund members, calculation of daily and monthly returns of provident funds, and calculation of daily rates in mutual funds.

The Bank has signed agreements for the provision of operational services in the area of provident funds to provident-fund management companies, some incidental to the sale of provident funds formerly owned by the Bank. In the area of mutual funds, service agreements have been signed with mutual-fund management companies.

The Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance has issued a directive by circular according to which a pension advisor providing operational services to a provident fund shall not charge operational fees from management companies higher than 0.1% annually of the total assets of the provident funds receiving said services from the pension advisor. As the Bank holds a pension advisor's license, this directive limits the rate of operational fees collected from provident-fund management companies.

At the end of March 2009, the volume of assets of provident and pension funds for which the Bank provides operational services totaled NIS 69.9 billion.

In addition, the division provides supplementary account-management services to mutual funds. The value of these funds' assets at the end of March 2009 totaled NIS 11.1 billion.

Liquidity and Policy for Raising Sources of Funds at the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 4.25% at the beginning of 2008, was gradually lowered to 1.75% by the end of 2008. During the first quarter of 2009, the Bank of Israel's monetary interest rate decreased to 0.5%.

The Bank of Israel announced changes in its monetary tools in December 2008, including a gradual reduction of issues of short-term notes (Makams), and a change in interest rates on credit windows and deposits with the Bank of Israel, from a corridor of ±1% to a corridor of ±0.5%. The corridor was changed to ±0.25% at the end of February. The Bank of Israel also extended the period of repo auctions from one week to one month.

In early 2009, the banking system moved into a liquidity surplus of approximately NIS 33 billion. The surplus grew further in April. In early April, the banking system deposited approximately NIS 49 billion with the Bank of Israel.

The Bank of Israel reduced net issues of short-term notes by approximately NIS 6 billion during the quarter. In addition, in March, the Bank of Israel announced that it would intervene in the government bond market through daily purchases at a volume of NIS 200 million, and continue its purchases of foreign currency at a daily volume of USD 100 million.

Unlinked shekel resources raised from the Bank's customers totaled NIS 121.0 billion at the end of the first quarter of 2009, an increase of NIS 0.6 billion compared with the end of 2008. The change resulted from an increase in the amount of unlinked demand deposits (current accounts and daily interest deposits) at the Bank, in the amount of NIS 8.5 billion, which was offset by a decrease in the amount of other unlinked deposits, in the amount of NIS 7.9 billion.

Unlinked demand deposits (current-account deposits and daily-interest deposits) with the Bank reached NIS 42.3 billion at the end of the first quarter of 2009, compared with NIS 33.8 billion at the end of 2008.

Other unlinked deposits decreased to NIS 78.7 billion at the end of the first quarter of 2009, compared with NIS 86.6 billion at the end of 2008.

CPI-linked resources accrued in saving plans and deposits with the Bank decreased, totaling NIS 26.8 billion at the end of the first quarter of 2009, compared with NIS 27.2 billion at the end of 2008.

Foreign-currency-linked resources, which mainly derive from foreign-currency-linked deposits, totaled NIS 0.6 billion at the end of the first quarter of 2009, compared with NIS 0.7 billion at the end of 2008.

Foreign-currency resources raised by the Bank from customers in Israel and abroad decreased during the first quarter of 2009, and totaled USD 19.6 billion at the end of the quarter, compared with USD 21.0 billion at the end of 2008.

The effects of the financial crisis continued to be apparent in the first quarter. The inflow of cash to the markets from central banks continued, as part of the plans to improve the asset portfolios of financial institutions. Credit spreads in the financial sector remain high, both in absolute terms and relative to other periods. The level of liquidity surpluses in foreign currency remained high, and the proactive increase of current liquidity balances in response to these events continued during the quarter, allowing liquidity needs to be met. For reasons of caution, a large part of the liquidity balances is still deposited with central banks, at low returns.

The Bank monitors its overall liquidity position daily, as well as its liquidity position in shekels and in foreign currency separately. In addition to the monitoring of its current liquidity position, the Bank estimates liquidity risk using an internal model. The risk estimate is performed under various assumptions referring to different market conditions for the Israeli banking system and for the Bank.

Sustainability and Corporate Social Responsibility

The Bank's Report on Sustainability and Corporate Social Responsibility for 2007 was issued in December 2008. The report reflects the Bank's deep environmental, societal, and community commitment, alongside our aspiration to financial and professional excellence. The Bank derives a duty from this commitment to conduct its business in a manner reflecting its responsibility towards our various stakeholders: shareholders, employees, customers, the environment, the community, suppliers, and the general public, and to contribute to the preservation of the planet Earth.

The report reflects the implementation of an in-depth program, the first stage of which was a detailed gap analysis referring to about 400 leading indicators and parameters in the field of corporate social responsibility (CSR), which are also used by the world's top business organizations. The diagnostic process examined the Bank's position relative to these indicators and parameters, and a work plan was constructed accordingly, encompassing long-term activities of the Bank alongside new plans.

The report published by the Bank is the first of its type and was presented in addition to the financial statements with the aim of providing a more complete view of the overall impact of the Bank's operations, in the economic, social, and environmental dimensions. The report contains a detailed, comprehensive review of the Bank's philosophy and vision in the area of sustainability and CSR, and of the actions being taken as part of an organized, organization-wide program on all levels of activity. It should be noted that this is the first report in Israel to be rated by the Global Reporting Initiative (GRI) at the highest grade of A+ for its first issue.
The Bank is now preparing the 2008 report, while continuing to develop a wide range of activities and initiatives in the field of sustainability and social and environmental responsibility.

Poalim in the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Bank Hapoalim Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives. This involvement, implemented through "Poalim for the Community," is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in the advancement and improvement of conditions for all members of the community, especially those who are underprivileged.
In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both members of management and employees participate. Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion.

Ongoing Activities

All of the Bank's community-oriented activity is organized under the "Poalim for the Community" framework (hereinafter: "Poalim for the Community"); part of the activity is conducted through the "Poalim for the Community Foundation (Registered Non-Profit Organization)" (hereinafter: "Poalim for the Community Foundation"), and the rest is conducted through other channels, described below.
"Poalim for the Community" devotes special attention to work with children and adolescents, with the aim of advancing the generation of the future. However, the activity of "Poalim for the Community" is extensive and varied, and includes other target audiences as well.
Through the areas of activity described below, and through the various projects promoted by the Bank Group, the Group's financial involvement in the community in the first quarter of 2009 was expressed in a contribution of approximately NIS 9.8 million.
Details of the various channels and projects follow.

"Poalim Volunteers" employee volunteer project - Several Bank units collaborate on this project, aimed at assisting employees interested in volunteering for community activities. The Bank units involved are the Human Resources Logistics and Procurement Area, the Employees' Union, the Head of Community Affairs, regional administrations in the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Other Bank employees also volunteer individually with the Bank's assistance.

"Poalim for the Community" Foundation - Monetary donations to the numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.

In the first quarter of 2009, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, strengthening disadvantaged population groups, and support for educational, culture, welfare, health care, and science institutions. Through the Foundation, the Bank contributes to higher-education institutions, to scholarships for university students and underprivileged schoolchildren, and to the creation of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and need special assistance in order to progress in their studies.

The "Poalim for the Community" Foundation contributes to the advancement of culture and the arts, and makes donations to various activities throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.

Another important area in which the "Poalim for the Community" Foundation is a regular donor is health care. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.

The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help realize wishes of children suffering from cancer.

"Read & Succeed" community project - "Poalim for the Community" is committed to changing the reading habits of Israeli children and youth. In addition to its ongoing community activities, the Foundation decided in 2004 to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth. The project has continued in 2005-2009. The aim of the project is to raise public awareness of the encouragement of reading. The project includes a public informational campaign, distribution of books, funding of story hours throughout Israel, activities during National Book Week, and collaboration with the Children's Channel and other media. In the first quarter of 2009, the Bank led a special informational campaign calling upon the public to recycle paper while enjoying discounts on purchases of books, as part of the philosophy of taking care of our planet.

Community-oriented sponsorships - "Poalim for the Community" is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health-care institutions.

Donations of computers and accompanying equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates computers and other accompanying equipment each year. In the first quarter of 2009, the Bank donated 333 computer systems as well as additional accompanying equipment.

"Poalim for Culture and Nature in Israel" - The Bank believes that closeness to our heritage and culture is of the utmost importance, and has therefore resolved to make it possible for parents and children throughout Israel to travel during holidays and enjoy a variety of sites all over the country, without causing a heavy financial burden for the families. During Passover 2005, the Bank launched a special project in which all Israelis were invited to visit sites throughout Israel free of charge during Chol Hamoed (the holiday week). This project has become a tradition, and continued during Passover in April 2009.

Support for culture and arts - Each year, the Bank contributes to the promotion of culture and the arts through donations and sponsorships; for example, the Bank provides support to museums throughout Israel. Likewise, the Bank accompanies and supports, through multi-year agreements, several internationally recognized cultural institutions committed to leadership and excellence in their field: the Bank supports the activity of the Batsheva Dance Company through three-year scholarships for dancers, and supports the Israel Philharmonic Orchestra and the Cameri Theater under five-year agreements. The Bank also holds art exhibits at its Head Office building, with revenues devoted to the various foundations that participate in this initiative.

"From Three to Five" Project - The Bank participates in the efforts of the Israel Technion Society and the ORT organization to help students from lower socio-economic backgrounds improve their academic achievements in mathematics. The aim is to increase the number of applicants for the five credit points matriculation exam in mathematics by about 5%. The Bank's involvement enabled 2,000 students from 22 towns to participate in the project during the current academic year.

"Matan - Your Way to Give" (hereinafter: "Matan") **-** Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation. Through the "Matan Campaign," employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting and strengthening disadvantaged groups in society. Donations are distributed in a special procedure that involves an examination of needs and effectiveness. Bank employees participate as volunteers on the "Matan" fund-designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers," assisting in the monitoring process of use of the funds donated. "Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

Risk Management

General

The Bank's activity is accompanied by financial risks: credit risks, which represent the risk that a borrower or debtor will default on scheduled payments to the Bank as defined in the credit agreement; market risks deriving from exposure to changes in rates in financial markets, such as exchange rates, interest rates, and inflation; and liquidity risk, which is the risk to the profit and capital of a banking corporation resulting from uncertainty with regard to the availability of resources. These risks are managed by designated members of the Board of Management and under their responsibility. A regulatory requirement of capital adequacy applies to credit risk and market risks.

The member of the Board of Management responsible for managing credit risks is Mr. Z. Kenan. The member of the Board of Management responsible for managing market and liquidity risks is Mr. M. Szuszan.

Other non-financial risks are mainly legal risk and operational risks. Legal risk is managed by the Chief Legal Advisor, Attorney I. Mazur. Operational risk, excluding legal risk, is managed by each member of the Board of Management in the area of activity for which he or she is responsible. Operational risk is defined as the risk of losses that may be caused by failed or faulty internal processes, human actions, system malfunctions, or external events. A regulatory requirement of capital adequacy is expected to apply to operational risk in the future.

Other risks to which the Bank is exposed are handled directly as part of the management of its business: reputation risk, competitive risk, regulatory and legislative risk, economic risk, and political/security-related risk.

The Supervisor of Banks has set forth guidelines concerning risk management in the Proper Conduct of Banking Business Directives. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and thorough understanding of risk management by the board of directors of the banking corporation, the management of risks by a risk manager who is a member of the board of management, the employment of tools for the assessment and measurement of risks, and the creation of means for supervision and control, including the existence of an independent risk-control function.

The member of the Board of Management responsible for the Risk Management Area is Mr. D. Koller. The Area's principal activities include control and assessment of credit risks, market risks, liquidity risks, and operational risks. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk-management culture within the Bank Group while formulating a risk-management policy compatible with the Group's goals and with the guidelines of Basel II and of the Supervisor of Banks.

A Board of Directors' Committee on Risk Management and Basel II Implementation is in operation at the Bank. The committee's mission is to formulate the Bank's risk-management policy, including establishing risk limits in the various areas of activity, examining the Bank's risk profile, monitoring the implementation of the established risk-management policy, and examining the processes and actions to be implemented by the Bank in order to comply with all regulatory directives concerning risk management.

Risk management is performed based on a global view of the Bank's activity in Israel and of activity at the Bank's branches abroad, with due attention to the activity of banking subsidiaries. The management team responsible for risk management, headed by the CEO of the Bank, is charged with formulating methodology for the assessment of market and liquidity risks, operational risk, and credit risks, with the guidance of the Board of Directors' Committee on Risk Management and Basel II Implementation. Risks are managed separately by each banking subsidiary in the Bank Group, according to policy formulated by each company's board of directors and presented to the Board of Directors of the Bank. Risk control and the assessment of financial risks are performed based on a uniform methodology at the Group level, under the direction of the Risk Management Area, taking into account the unique characteristics of the activity of each subsidiary.

The approach taken with regard to control of all financial risks involves identification, assessment of the various risks, and control of compliance with the limits stipulated in the various regulations, at three levels of control: the first level is comprised of those responsible for risk taking and exposure management; the second level consists of internal control units at the Areas and at subsidiaries; and the third level is the external control units within the Risk Management Area. This level is also responsible for presenting an overview of risks.

The Board of Directors' Committee on Risk Management and Basel II Implementation and the plenum of the Board of Directors receive reports on risks and on the execution of approved policy at least once each quarter.

Preparation for the Implementation of Basel II

The Basel II guidelines are a set of guidelines and basic procedures published during 2004-2006 by the Basel Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters. The objectives of these directives are, among other things, to define capital-adequacy requirements, with reference to the risk appetite and actual risk level of corporations; to establish a comprehensive system of rational treatment of risk identification, assessment, management, and control; and to expand reporting to the public on this subject.

The Basel II directives consist of three pillars:

- Pillar I - Includes the manner of calculation of the supervisory minimum capital requirement in respect of credit risks, operational risk, and market risk.
- Pillar II - Establishes rules for the conduction of an internal process at banks to assess the capital required in respect of risks in aggregate (including those not covered by Pillar I, such as credit concentration, interest-rate risk in the banking portfolio, liquidity risks, clearing risks, and strategic risks), as well as a review process to be performed by the Supervisor of Banks.
- Pillar III - Market discipline; establishes the type and extent of information to be presented in reporting to the public regarding the risks to which banks are exposed. The disclosure should include both quantitative and qualitative information, in order to enable the market to estimate the extent of the bank's exposure to risk factors.

According to the directives of the Supervisor of Banks, all Israeli banking corporations are required to implement the Basel II recommendations, including all three pillars, for the first time at the end of 2009.

The Bank has been taking action towards implementation of the Basel II recommendations for several years within the framework of its multi-year work plans. The Risk Management Area is responsible for coordinating the implementation of the Basel II guidelines and the directives of the Supervisor of Banks in Israel on this matter in the Bank Group. As part of the Bank's preparation for the implementation of the directives, the Basel II Administration has been established within the Risk Management Area. Several projects are underway within the Basel II Plan, aimed at complying with the Basel II guidelines at the Bank Group level starting in 2009. During the third quarter of 2008, a system was selected for computation of risk-adjusted assets according to standard and advanced approaches. The system will serve all offices of the Bank.

Implementation of the system acquired began in the fourth quarter of 2008. In accordance with the temporary order issued by the Supervisor of Banks, an initial calculation of the supervisory capital requirement as of December 31, 2008 was submitted at the end of April. A similar calculation will be submitted to the Supervisor of Banks each quarter during 2009, until the publication of the annual financial statements for 2009, in which a disclosure regarding the capital requirement will be provided, pursuant to the Basel II directives.

The Board of Management of the Bank views the implementation of the international standard described above as an important strategic goal for the coming years, and is formulating its policy for this implementation with the guidance of the Board of Directors' Committee on Risk Management and Basel II Implementation.

Credit Risks

The Bank's policy is based on diversification of the credit portfolio and controlled management of risks. Risk diversification is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on an estimate of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the risk and business potential related to activity in the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes credit policy, which is routinely examined and updated according to the changes in the financial markets and in the economy. This policy includes various restrictions of the credit portfolio, which include exposure limits by economic sector, country, and financial institution, as a function of the risk level estimated by the Bank. Limits are also imposed on the maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the customer's risk level; and limits on maximum exposure to a group of borrowers. Procedures are in place for the monitoring and control of compliance with such limits, and any exception from these limits is reported to the Board of Directors, which decides on the way of handling the exception.

The global financial crisis, the slowdown in economic activity in Israel, and the slide of many of the world's economies into recession have damaged borrowers' repayment capability and caused a decrease in the value of collateral. This damage is apparent, among other areas, among borrowers in the construction and real estate, financial, commercial, and industrial sectors. Furthermore, the stagnation of non-bank credit has had an adverse effect on borrowers' financing sources. These developments increase the risk in the credit portfolio. Accordingly, the Bank has updated its credit policy over the last year, including tightened control of the credit portfolio and of sectors that may be significantly affected by these changes.

The credit-management system relies on the delegation of credit authority at different levels of the Bank, as established and approved by the Board of Directors, and on credit procedures that define the credit authorization process and the control process. Credit authorizations at the various levels were updated during 2008.

Within the framework of collateral policy, principles and rules have been set forth to determine the value of collateral with respect to its type and the type of credit that it secures, such as the estimated time range and expenses necessary for realization of the collateral, type of indexation, volatility in the value of the collateral, etc. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral-management system is operational with respect to most types of collateral.

Collateral received by the Bank to secure credit includes financial assets, real-estate assets, and other assets. Against credit granted to companies, the Bank also receives collateral in the form of general floating liens on the companies' assets. According to the directives of the Supervisor of Banks, collateral, as defined in Proper Conduct of Banking Business 311, may be deducted from risk-adjusted assets for the purpose of calculating the capital-adequacy ratio.

In the area of financing of Bank customers' transactions involving derivative financial instruments, the Bank has developed computerized models for measuring and controlling the level of counterparty risk at the transaction level and the customer level. These models allow the Bank to regularly monitor customers' financial situation. In this activity, credit risk at a particular date is defined as the total of the value of the present position (MTM) plus potential risk of future losses arising from volatility of the underlying assets in the position of the counterparty, taking into account offsets and correlation between the transactions; this represents the Bank's loss in the event of default by the client. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Rules have also been defined for the closing of exposures in respect to transactions and to customers. Limits on exposure to counterparties are set by the appropriate credit authorities at the Bank.

The Bank regularly invests resources in training employees responsible for making credit decisions and assessing credit risk, and in improving the computerized control mechanisms and information systems available to them. As part of this process, credit-decision support systems and a borrower grading procedure have been activated. Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers.

The Bank has established procedures for the identification and handling of borrowers who, according to the Bank's evaluation, may not meet their obligations to the Bank. These borrowers are supervised and monitored more closely, and the Bank endeavors to reduce its exposure in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them. In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose capability to fully repay their debts to the Bank is in doubt.

Credit-risk management policy at the Bank's offices and branches abroad is based on similar principles to those of credit-risk management policy in Israel, adapted to regulatory requirements in each country. Credit-risk policy at the Bank's overseas offices is approved by the local board of directors, following consultation with credit-risk management officials at the Bank, and is presented to the Board of Directors of the Bank.

Credit Exposure to Foreign Financial Institutions

In the course of its routine business operations, the Bank Group is exposed to risk arising from credit exposures to foreign financial institutions. This risk is evident in a variety of activities with financial institutions, such as transactions carried out at the Bank's dealing rooms (deposits, foreign-currency balances, and derivatives), financing of the various types of foreign trade, capital-market activity, and account management. The foreign financial institutions include banks, investment banks, insurance companies, broker-dealers, and institutional entities, mainly pension funds.

The exposure to foreign financial institutions is influenced both by the specific condition of each institution and by the risk level of the countries in which it operates, and may be affected by events in foreign countries that can cause a decrease in the value of the Bank's assets or impair the foreign institutions' ability to meet their obligations, including obligations to the Bank Group. Such events many include financial or economic crises, the effects of changes in political conditions in various countries, social instability, and more. It should be emphasized that the majority of the Bank Group's credit exposures to foreign financial institutions are to banks, and most of these exposures are to the banking system in Western Europe and North America; exposure to other financial institutions is relatively low.

Developments at financial institutions and in countries to which the Bank is exposed are monitored routinely, and more intensively since the outbreak of the crisis in late 2007, through means including the use of reviews and updates by the international rating agencies Fitch, Moody's, and S&P.

Since the beginning of 2008, the Board of Management and the Board of Directors have regularly discussed the portfolio of credit to foreign financial institutions. In these discussions, decisions were made with regard to operational measures, as detailed below, which led to a substantial reduction of this credit portfolio during 2008.

These measures included reducing the list of foreign banks to which the Bank is exposed, focusing on leading Western banks, usually with high external ratings by the international rating agencies; decreasing the volume of exposure to these banks; and shortening the term of the exposure. In addition, the Bank acted to minimize risk by channeling activity in derivative financial instruments to institutions with which Credit Support Annex (CSA) agreements (offsetting agreements that minimize the credit risks in this activity) have been signed. Clearing risks were also neutralized by conducting currency clearing activity through the international clearing house known as CLS (Continuous Linked Settlement).

As of October 2008, due to the escalation of the financial crisis, governments in the U.S., Western Europe, and other countries have taken unprecedented steps to stabilize the financial sector and to restore depositors' and investors' confidence. These measures include the injection of capital into financial institutions, injection of liquidity into the markets, provision of guarantees to secure the repayment of debts of banks, purchases of problematic assets, and increased insurance amounts for deposits from the public.

The following table details the Bank Group's exposure to foreign financial institutions as at March 31, 2009[(1)]:

External credit rating[(5)]	Balance-sheet credit risk[(2)]	Off-balance-sheet credit risk[(3)]	Total credit risk
		NIS millions	
AAA to AA-	**7,987**	**1,985**	**9,972**
A+ to A-	**8,806**	**908**	**9,714**
BBB+ to BBB-	**867**	**566**	**1,433**
BB+ to B-*	**691**	**9**	**700**
Lower than B-	**73**	**-**	**73**
Unrated**	**261**	**233**	**494**
Total credit exposures to foreign financial institutions	**18,685**	**3,701**	**22,386**
Balance of problematic debts[(4)]	**201**	**-**	**201**

Details of expenses charged to the statement of profit and loss in the first quarter of 2009 in respect of exposure to foreign financial institutions:

Bonds of foreign financial institutions	**4**

* Credit granted to the group of institutions rated BB+ to B- mainly consists of participations in syndications organized by top-tier international banks to raise resources, usually for the short term, for leading banks in emerging markets; and support for foreign-trade transactions of the Bank's customers in these markets.

** Mainly includes clearing houses overseas and a credit line to an agency sponsored by the U.S. government, which constitute 42% of the balance. The remaining amount is distributed among a long list of banks and financial institutions.

(1) Foreign financial institutions include banks, investment banks, broker-dealers, insurance companies, institutional entities, and entities controlled by such entities.

(2) Deposits with banks, credit to the public, investments in bonds, securities borrowed or bought in resale agreements, and other assets in respect of derivative instruments.

(3) Mainly guarantees and commitments to grant credit.

(4) Balances of problematic debts, less debts covered by collateral permitted for deduction for the purpose of the limit on indebtedness of borrowers and groups of borrowers, including off-balance-sheet risk-adjusted assets.

(5) According to the lowest of the credit ratings assigned by any of the major rating agencies: S&P, Moody's, and Fitch. Ratings are current as of May 4, 2009.

Notes:

(A) Credit risk and balances of problematic debt are presented after deduction of specific provisions for doubtful debts.

(B) Credit exposures do not include exposures to financial institutions with full, explicit government guarantees, and do not include investments in asset-backed securities (see details in the note on securities).

(C) For further information regarding the composition of credit exposures included in the disclosure above in respect of derivative instruments with banks and broker-dealers, see Note 6C to the Condensed Financial Statements.

The following table details the Bank Group's exposure to foreign financial institutions as at December 31, 2008[(1)]:

External credit rating[(5)]	Balance-sheet credit risk[(2)]	Off-balance-sheet credit risk[(3)]	Total credit risk
	NIS millions		
AAA to AA-	8,610	1,899	10,509
A+ to A-	8,463	928	9,391
BBB+ to BBB-	847	520	1,367
BB+ to B-*	778	15	793
Lower than B-	49	-	49
Unrated**	310	300	610
Total credit exposures to foreign financial institutions	19,057	3,662	22,719
Balance of problematic debts[(4)]	90	-	90

Details of expenses charged to the statement of profit and loss for 2008 in respect of exposure to foreign financial institutions:

Bonds of foreign financial institutions	216
CDS credit derivatives	260
Total	476

* Credit granted to the group of institutions rated BB+ to B- mainly consists of participations in syndications organized by top-tier international banks to raise resources, usually for the short term, for leading banks in emerging markets; and support for foreign-trade transactions of the Bank's customers in these markets.

** Mainly includes clearing houses overseas and a credit line to an agency sponsored by the U.S. government, which constitute 55% of the balance. The remaining amount is distributed among a long list of banks and financial institutions.

(1) Foreign financial institutions include banks, investment banks, broker-dealers, insurance companies, institutional entities, and entities controlled by such entities.

(2) Deposits with banks, credit to the public, investments in bonds, securities borrowed or bought in resale agreements, and other assets in respect of derivative instruments.

(3) Mainly guarantees and commitments to grant credit.

(4) Balances of problematic debts, less debts covered by collateral permitted for deduction for the purpose of the limit on indebtedness of borrowers and groups of borrowers, including off-balance-sheet risk-adjusted assets.

(5) According to the lowest of the credit ratings assigned by any of the major rating agencies: S&P, Moody's, and Fitch. Ratings are current as of March 1, 2009.

Notes:

(A) Credit risk and balances of problematic debt are presented after deduction of specific provisions for doubtful debts.

(B) Credit exposures do not include exposures to financial institutions with full, explicit government guarantees, and do not include investments in asset-backed securities (see details in the note on securities).

(C) For further information regarding the composition of credit exposures included in the disclosure above in respect of derivative instruments with banks and broker-dealers, see Note 6C to the Condensed Financial Statements.

The overall exposure totaled approximately NIS 22.4 billion at the end March 2009, compared with approximately NIS 22.7 billion at the end of 2008. The decrease resulted from a reduction of the exposure in foreign currency; this decrease was partially offset by depreciation of the shekel against the various currencies in the first quarter of 2009.

Approximately 88% of the exposure to foreign financial institutions is to financial institutions rated A- or higher. The Bank Group's exposure to foreign financial institutions is distributed as follows: 79% in banks, 10% in investment houses that have become banking holding companies or have been bought by banking groups, 6% in pension funds, and 5% in insurance companies and other financial institutions. Most of the Bank Group's exposure is to foreign financial institutions operating in the U.S. (37%), Germany (11%), England (9%), France (8%) and Switzerland (8%).

Credit Exposure in Respect of Derivative Financial Instruments

The Bank executes transactions in derivative financial instruments as part of its management of market risks (linkage-base, currency and interest-rate exposures), and as a service to its customers. Activity in derivative financial instruments involves several risks, as detailed below:

- Credit risk - The maximum amount of loss to the Bank in the event that the counterparty fails to comply with the terms of the contract.
- Market risk - Risk arising from fluctuations in the value of the derivative financial instrument as a result of changes in market prices, such as exchange rates, interest rates, inflation, etc.
- Illiquidity - Risk arising from an inability to close an exposure rapidly through settlement in cash or through the creation of an opposite exposure.
- Operational risk - Risk arising from errors in the operation of the transactions, from formation to the completion of account settlement, due to human errors or mechanical malfunctions.

This activity is managed and measured routinely via designated automated systems prevalent for this purpose in the international markets, such as Opics, Summit, and Derivatech, as well as automated systems developed by the Bank. Market risks arising from this activity are measured in the Algorithmics system according to the methodology described in the "Market and Liquidity Risks" section.

Credit risks arising from financial derivative transactions in relation to the counterparty in the transaction are measured using conservative coefficients on the nominal amount of the transaction or by the use of scenarios or by use of an internal model developed by the Bank, as described above.

Operational issues arising from this activity are examined and controlled routinely by a designated unit.

The use of derivative instruments as part of the management of the routine operations of the Bank (not for trading) is designed to achieve objectives and comply with limits, as approved by the Board of Directors (linkage-base, currency and interest-rate exposures).

Activity in financial instruments in the area of trading is aimed at responding to customers' needs, while taking limited, controlled risks, according to authorizations. Authorizations for activity and risk are measured, as relevant, in terms of sensitivity to risk factors (e.g. Vega), theoretical loss in scenarios including an extreme scenario, VAR, and nominal amounts. In certain cases, procedures also dictate the restriction of loss through stop-loss orders.

The following table details credit exposures in respect of the positive fair value of derivative financial instruments, by counterparty to the contract, in NIS millions:

	Credit rating			
	AAA to AA-	A+ to A-	BBB+	Total
Banks outside Israel:				
France	741	-	-	741
Germany	-	583	-	583
England	404	231	59	694
Euro zone - other	14	82	-	96
Switzerland	114	249	-	363
US[1]	1,266	253	7	1,526
Other	96	1	-	97
Total banks outside Israel	2,635	1,399	66	4,100
Banks in Israel				568
Corporate clients by economic sector:				
Financial services[2]				710
Brokers/dealers				709
Stock exchanges				299
Electricity and water				24
Construction and real estate				119
Other				1,145
Total				7,674

(1) Of which, a total of approximately NIS 1,231 million to "a major US Bank," which has signed an ISDA Master Agreement with the Bank. Under this agreement, events of noncompliance of one of the parties with its obligations under the agreement, the issuance of a liquidation order against a party to the agreement, or the appointment of a receiver or special manager for a party to the agreement (the "Termination Causes") constitute cause for the other party to announce the immediate termination of all transactions. At the early termination of the transactions, the value of obligations or rights of one party towards the other party shall be equivalent to its obligations or rights, less the obligations or rights of the other party towards it; therefore, the Bank is entitled, to refer to the net balance of the liabilities against the assets. Therefore, the net exposure in respect of this bank is NIS 85 million. In addition, daily offsets of net profit/loss are performed with this bank in respect of open transactions between the parties (deducting USD 5 million).

(2) Approximately 67% of the gross credit exposure is in respect of two customers in Israel: in respect of one customer in the amount of NIS 444 million; and in respect of the other customer in the amount of NIS 843 million.
The "general terms for execution of transactions in derivatives" signed separately by each of the customers stipulates provisions for the early termination of all of the transactions in derivatives. Under the aforesaid terms, noncompliance of one of the parties with its obligations under the agreement, the issuance of a liquidation order against a party to the agreement, or the appointment of a receiver or special manager for a party to the agreement (the "Termination Causes") constitute cause for the other party to announce the immediate termination of all transactions. At the early termination of the transactions, the value of obligations or rights of one party towards the other party shall be equivalent to its obligations or rights, less the obligations or rights of the other party towards it. In addition, each of the customers separately signed further obligations, according to which, the breach of one or more of the obligations of the customer towards the Bank, at the occurrence of one of the Termination Causes, among other things, constitutes cause for the immediate termination of all or part of the transactions, at the discretion of the Bank, and the Bank has the right to fully offset debit balances against credit balances. In addition, each of the customers separately signed a lien document in favor of the Bank in respect of the funds deposited in certain accounts of the customers, to guarantee their obligations to the Bank with respect to these transactions.
Therefore, the Bank is entitled, both based on the offsetting rights which it has been granted and based on the liens recorded in its favor, to refer to the net balance of the liabilities against the assets. The net exposure in respect of these two customers, deducting the amounts that may be offset, as noted above, in the amount of NIS 1,176 million, is NIS 111 million. The net exposure of one customer is approximately NIS 17 million and approximately NIS 94 million for the other customer.

For the distribution of the fair value of derivatives by underlying asset, see Note 6(C) B to the Condensed Financial Statements.

Exposure to Foreign Countries

The risk of exposure to foreign countries is the risk that an economic, political, or other event in a foreign country may impair the value of assets of the Bank Group or negatively affect the ability of debtors in that country to meet their obligations to the Bank.

The risk of exposure to foreign countries includes cross-border balance-sheet exposure (total balance-sheet exposure of the Bank in Israel to residents of foreign countries, plus total balance-sheet exposures of the Bank's overseas offices to non-residents of the country in which the office is located) as well as balance-sheet exposure of the Bank's overseas offices to local residents in those countries. Cross-border balance-sheet exposure risk is the risk that actions taken by foreign governments may prevent the possibility of converting currency and/or transferring currency outside of the country's borders, thereby affecting the ability of companies and customers to execute cross-border transactions.

The risk of exposure to foreign countries is managed at the Bank by individually examining the risks arising from the various countries, taking into consideration the countries' ratings; performing analyses of sensitivity with regard to the exposure to each country; and examining the volume of exposures of the Bank's branches abroad.

Appendix 4 to the Board of Management's Review details the total balance-sheet exposure by country risk, and divided into sectors (governments, banks, and others).The total aforesaid exposure includes balance-sheet exposures in respect of balance-sheet debt balances, net of local liabilities, securities, and other investments attributed to countries other than Israel.The balance-sheet exposure was adjusted based on the final risk, taking into account credit reinforcements, which include guarantees, tangible and liquid collateral, insurance contracts, participations in risk, and credit derivatives.

Balance-sheet exposure to foreign countries as at March 31, 2009 amounted to NIS 54,650 million. The majority of the exposure arises from the United States, Switzerland, and England.

Total principal exposures to foreign countries as at March 31, 2009:

Country	Total balance-sheet exposure(1)	Total off-balance-sheet exposure	Total exposure	Percentage of total balance-sheet exposure
United States	**21,719**	**16,135**	**37,854**	**39%**
England	**4,512**	**6,108**	**10,620**	**8%**
France	**2,049**	**3,254**	**5,303**	**4%**
Switzerland	**6,767**	**1,923**	**8,690**	**12%**
Germany	**3,154**	**2,825**	**5,979**	**6%**
Other developed countries(2)	**10,856**	**3,907**	**14,763**	**20%**
Turkey	**4,154**	**1,265**	**5,419**	**8%**
Other Less Developed Countries (LDC)(3)	**1,439**	**205**	**1,644**	**3%**
Total	**54,650**	**35,622**	**90,272**	**100%**

(1) After deducting liabilities of the Bank's overseas offices to local residents.
(2) Principal exposures arise from Canada, Luxembourg, and the Netherlands.
(3) Other Less Developed Countries (LDC) - Principal exposures arise from Kazakhstan and Russia.

Total principal exposures to foreign countries as at December 31, 2008:

Country	Total balance-sheet exposure(1)	Total off-balance-sheet exposure	Total exposure	Percentage of total balance-sheet exposure
United States	12,249	15,846	28,095	30%
England*	3,835	8,635	12,470	9%
Switzerland	4,581	1,861	6,442	11%
Germany*	3,098	2,945	6,043	8%
France	2,041	1,754	3,795	5%
Other developed countries*(2)	9,480	4,729	14,189	23%
Turkey*	3,998	1,345	5,343	10%
Other Less Developed Countries (LDC)*(3)	1,540	261	1,801	4%
Total*	40,822	37,356	78,178	100%

* Reclassified.
(1) After deducting liabilities of the Bank's overseas offices to local residents.
(2) Principal exposures arise from Canada, Luxembourg, and the Netherlands.
(3) Other Less Developed Countries (LDC) - Principal exposures arise from Kazakhstan and Russia.

The increase in the balance-sheet exposure to the United States mainly resulted from deposits deposited with the central bank.

The Credit Risk Management Unit

The Unit reports to the Head of Risk Management.The Unit's role is to formulate credit-risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established.The Unit's responsibilities include developing models for the measurement of credit-risk rating and pricing at the level of individual borrowers and at the portfolio level; developing credit-risk identification, control, and management methodologies; and advancing preparations in the area of credit risk in anticipation of the implementation of Basel II regulations.
Also operating within the Unit is the Credit Control Unit, which regularly performs independent assessments of the risk level of the Bank's major corporate clients and assigns credit risk ratings to these borrowers.

Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses

A circular of the Supervisor of Banks on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses" (hereinafter: the "Circular" or the "Directive") was issued on December 31, 2007.The Circular is based, among other things, on U.S. accounting standards and the related regulatory directives of bank supervision agencies and the Securities and Exchange Commission in the United States.The fundamental guiding principles of the Circular represent a substantial departure from the current directives. For further details, see Note 1C(3) to the Condensed Financial Statements.

Market and Liquidity Risks

Market and liquidity risks are managed based on a global view of the Bank's activity in Israel and at its branches abroad, taking into account the activity of the banking subsidiaries.

The Board of Management and the Board of Directors approve areas of activity and risk limits. Global asset and liability management (ALM) and trading management (in the dealing rooms and in the proprietary bond portfolios) are performed under the responsibility and direction of the Global Treasurer. Routine management and supervision are under the responsibility of managers in the Asset and Liability Management Division in Tel Aviv, in asset and liability management units at the Bank's branches abroad, and in the dealing rooms in Tel Aviv, New York, and London, as relevant. These units report to the Head of Global Treasury.

In accordance with the Supervisor of Banks' Proper Conduct of Banking Business Directive No. 339 concerning risk management and control, the Bank has a unit engaged in operational and market risk management. This unit reports to Head of Risk Management. Within the unit, market and liquidity risk assessment and control are performed by the Market and Liquidity Risk Management Department, independently and in addition to the monitoring and analysis performed as part of the Global Treasury Area's activity.

Routine control and monitoring of activity at branches abroad are performed by local units, with full coordination and routine reports to the corresponding Head Office units: the Exposure Management Department in the Global Treasury Area and the Market and Liquidity Risk Management Department in the Risk Management Area.

In addition to the assessment of risks, examination of outcomes, and routine control of compliance with limits, the Execution and Control Unit in the Global Treasury Area performs control activities. This control is operational and is aimed at checking for correctness, completeness, and congruence among the different databases in the various reporting systems, and identifying operational errors.

Market and Liquidity Risk Policy and Management

Risk limits reflect the Bank's risk appetite - the extent of risk to which the Board of Management and the Board of Directors are willing to expose the Bank. The limits are approved by the Board of Directors and fixed in regulations, including, among other things, limits on the sensitivity of the Bank's economic value to changes in the principal risk factors and specific limits for each of the various trading activities. A summary of the main limits is presented below.

ALM and market and liquidity risk management policy are defined and controlled by the Global Asset and Liability Management Committee of the Bank's Board of Management, headed by the Bank's Chief Executive Officer. Policies, including the limits established, are submitted for discussion and approval to the Global Asset and Liability Management Committee of the Bank's Board of Management, the committee of the Board of Directors, or the plenum of the Board of Directors, as relevant. Market-risk management policy is aimed at increasing expected returns on an economic basis, while maintaining approved and controlled risk levels.

Ongoing activity is conducted by secondary committees led by the Head of Global Treasury, with the participation of senior Bank officials. Local committees also operate in New York and London. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to market and liquidity risks, subject to the directives issued by the Supervisor of Banks or by the local regulator, as relevant. The Board of Directors and its committees receive reports on activities, exposures, results of operations, and execution of approved policy at least once each quarter.

Market and liquidity risks are managed separately by each banking subsidiary in the Bank Group, according to policy formulated by each company's board of directors. Market and liquidity risks are assessed and controlled based on a uniform methodology at the Group level, under the direction of the Risk Management Area, taking into account the size of capital and the unique characteristics of the activity of each banking subsidiary. Subsidiaries' exposures to market and liquidity risks are examined by the Market and Liquidity Risk Management Department in the Risk Management Area, and reported to the Board of Management and the Board of Directors of the Bank at an appropriate frequency based on the risk level.

Market risks derive from the Bank's exposure to price changes in the financial markets in which it operates. The Bank is exposed to changes in interest rates ("interest-rate exposure"), exchange rates, and inflation ("currency exposure" or "linkage-base exposure"). Liquidity risk arises from uncertainty with regard to the availability of resources, and is addressed separately.

Market Risks

Market-risk exposure management at the Bank differentiates between exposures that arise in the course of the Bank's routine asset and liability management (ALM - banking book, "non-trade") and trading exposures ("trade"). A detailed description of the management of market risks in ALM and trade activity appears in the Financial Statements as at December 31, 2008.

Liquidity Risk

Liquidity and liquidity risk are managed separately at each banking subsidiary within the Bank Group, based on policy established by the board of directors of each company. Liquidity risk is assessed and controlled based on a uniform methodology at the Group level, guided by the Risk Management Area, taking into account the volume of capital and specific nature of activity at each banking subsidiary.

Liquidity risk at the Bank, in foreign currency and in shekels, is managed and controlled routinely with the aim of ensuring the Bank's ability to cope competitively even in exceptional supply and demand situations in the financial markets. Routine liquidity risk management is under the responsibility of the ALM Division, and is performed through shekel and foreign-currency liquidity units.

In accordance with the Proper Conduct of Banking Business Directive concerning liquidity management, the Bank operates an internal model for the assessment of liquidity risk, as detailed in the Financial Statements as at December 31, 2008.

In early 2009, scenarios were set up to examine the effect of changes in the pace of execution of the business plan on liquidity needs in a one-year range.

A plan was formulated during 2008 and approved in early 2009 to address the liquidity crisis on various levels. The plan includes a system for monitoring measures that may indicate a crisis situation, and the steps necessary upon materialization of defined scenarios. These steps include committee meetings, a reporting system, and a series of actions to cope with a possible crisis.

A daily liquidity risk report is generated by the ALM system, a comprehensive system for asset and liability management.

Risk Assessment and Control

Identification and assessment of risks, monitoring of limits on the level of risks, and reporting of findings are carried out or controlled by the Risk Management Area, independent of the routine analyses and reports performed as part of the operation of the Global Treasury Area.

The Market and Liquidity Risk Management Department in the Risk Management Area is responsible for the formulation of market and liquidity risk assessment methodology, in line with the strategic goals of the Bank Group, and for the control of market and liquidity risks in the Group.

The Bank's risk level is measured and controlled according to procedures that include, among other things, limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors. In addition, a risk estimate is calculated using the VAR (value at risk) method. The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance predefined by the Bank and approved by the Board of Directors. Risk assessments as well as limit control of trading positions are performed at least once daily.

Market Risk Assessment Methodology

The estimate of the risk in trading activity is calculated for a horizon of ten business days and at a significance level of 99%. The higher of the risk-level outcomes of two commonly accepted risk-assessment methods (historical simulation and Monte Carlo simulation) is taken into account. This methodology is compatible with the relevant recommendations of the Basel Committee following the crisis in U.S. markets. The estimate provides a relatively prompt alert of the market-risk level during periods of rising volatility. A full revaluation of the trading portfolio is performed every business day, under various scenarios, in order to produce an estimate. An assessment of the risk level of the Bank's overall activity is executed once a month, using a historical simulation with a one-month horizon.

In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basel Committee, in order to examine the validity of the risk-assessment model. The results of these tests are reported annually to the Board of Management and to the Board of Directors. For an extensive description of this methodology, see this section in the Financial Statements as at December 31, 2008.

Overall Activity of the Bank

Set out below are the main data for the reporting period:

Sensitivity of the Bank's capital to changes in the CPI (Theoretical change in economic value as a result of each scenario)

	March 31, 2009	Maximum during the period	Minimum during the period
Scenario	NIS millions		
1% decrease in CPI	**(13.1)**	(22.1)	(13.1)

The Bank operates in currency markets through spot and forward transactions, as well as through options, both on its own behalf and on behalf of its customers. Consequently, the Bank has activity in most of the world's tradable currencies, in developed markets as well as emerging markets. Due to the limits imposed on currency exposure, key points of which are noted in the summary of limits below, net currency exposure is relatively low.

Set out below are the main sensitivities to currency exchange rates as at March 31, 2009:

Sensitivity of the Bank's capital to changes in main currency exchange rates (Theoretical change in economic value as a result of each scenario; an appreciation scenario indicates strengthening of the currency in question against all of the other currencies)

Currency	10% appreciation	5% appreciation	5% depreciation	10% depreciation
	NIS millions			
USD	29.5	21.9	(17.4)	(33.3)
CHF	18.1	9.4	(10.8)	(24.3)
JPY	(16.1)	(9.8)	15.5	36.7
TRY	6.1	3.0	(3.0)	(6.1)
CAD	(10.4)	(3.6)	0.4	(0.9)
GBP	(6.0)	(3.2)	5.5	11.2
EUR	(5.6)	(2.4)	2.9	0.6

Limits are imposed on the sensitivity of the capital of the Bank (including financial subsidiaries managed by the Bank) to a scenario of change in the shekel, CPI-linked, and dollar interest-rate curves.

Main data for the reporting period are set out below:
Sensitivity of the Bank's capital to parallel shifts in interest-rate curves (Theoretical change in economic value as a result of each scenario)

	March 31, 2009			Maximum for the period		Minimum for the period	
Scenario	1% increase	1% decrease	0.1% increase	1% increase	1% decrease	1% increase	1% decrease
	NIS millions						
Shift in CPI-linked interest rate:							
Bank	**214.4**	**(240.0)**	**22.6**	214.4	(219.1)	191.4	(242.4)
Banking book	**215.4**	**(241.0)**	**22.7**	215.4	(220.1)	192.3	(243.4)
Trading book	**(0.1)**	**1.1**	**(0.1)**	(1.0)	1.1	(0.1)	1.0
Shift in unlinked interest rate:							
Bank	**277.6**	**(297.9)**	**28.6**	307.0	(258.3)	240.2	(331.0)
Banking book	**316.2**	**(338.5)**	**32.6**	339.5	(300.4)	280.2	(364.9)
Trading book	**(38.6)**	**40.6**	**(3.9)**	(32.5)	42.1	(40.0)	33.8
Shift in foreign-currency interest rates:							
Bank	**13.3**	**(16.2)**	**1.4**	50.7	(16.2)	13.3	(55.0)
Banking book	**12.8**	**(16.7)**	**1.3**	59.3	(16.7)	12.8	(37.2)
Trading book	**0.5**	**0.5**	**0.1**	1.1	1.1	(8.7)	(17.8)

The above table presents an analysis of the sensitivity of the Bank's economic value to changes in interest-rate curves, based on the capitalization of expected cash flows in the risk-free interest-rate curve, among other factors.This differs from a fair-value calculation, which is based on factors including the capitalization of expected cash flows at interest rates reflecting the risk levels.

The examination of extreme scenarios includes a test of the sensitivity of the value of the Bank's economic value to the worst historical scenario of the last five years, including changes in the various risk factors in a one-month range. Note that in the reported period, this sensitivity did not exceed NIS 745 million.

Set out below are details of the fair value of the Bank and its consolidated companies as at March 31, 2009, by linkage segment:

Fair value of financial instruments of the Bank and its consolidated companies, excluding non-monetary items:

	March 31, 2009					
	Israeli currency		Foreign currency**			
	Unlinked	CPI-linked	USD	EUR	Other	Total
	NIS millions					
Financial assets*	**136,955**	**60,939**	**68,729**	**13,011**	**12,332**	**291,966**
Amounts receivable in respect of derivative and off-balance-sheet financial instruments	**114,976**	**4,513**	**142,947**	**29,209**	**23,823**	**315,468**
Financial liabilities*	**131,964**	**45,229**	**73,277**	**16,839**	**7,444**	**274,753**
Amounts payable in respect of derivative and off-balance-sheet financial instruments	**106,503**	**20,010**	**137,883**	**25,421**	**28,583**	**318,400**
Net fair value of financial instruments	**13,464**	**213**	**516**	**(40)**	**128**	**14,281**

* Includes hybrid financial instruments. Does not include balance-sheet balances of derivative financial instruments and fair value of off balance-sheet financial instruments.

** Includes foreign-currency-linked Israeli currency.

For further details regarding assumptions used in the calculation of fair value of financial instruments, see Note 21G to the Financial Statements for 2008.

Set out below are details of the fair value of the Bank and its consolidated companies as at December 31, 2008, by linkage segment.

Fair value of financial instruments of the Bank and its consolidated companies, excluding non-monetary items:

	December 31, 2008					
	Israeli currency		Foreign currency**			
	Unlinked	CPI-linked	USD	EUR	Other	Total
	NIS millions					
Financial assets*	132,000	59,893	67,574	13,638	13,480	286,585
Amounts receivable in respect of derivative and off-balance-sheet financial instruments***	105,779	3,102	147,911	27,621	37,311	321,724
Financial liabilities*	131,870	43,469	70,988	16,257	7,090	269,674
Amounts payable in respect of derivative and off-balance-sheet financial instruments***	91,748	19,389	145,337	25,312	42,939	324,725
Net fair value of financial instruments	14,161	137	(840)	(310)	762	13,910

* Includes hybrid financial instruments. Does not include balance-sheet balances of derivative financial instruments and fair value of off balance-sheet financial instruments.

** Includes foreign-currency-linked Israeli currency.

*** Amounts receivable (payable) in respect of derivative financial instruments and in respect of off-balance-sheet financial instruments, capitalized by interest rates used to calculate the fair value presented in Note 21G to the Financial Statements for 2008.

For further details regarding assumptions used in the calculation of fair value of financial instruments, see Note 21G to the Financial Statements for 2008.

Trading Activity

Set out below are the main data for the reporting period:

VAR Estimates of Trading Activity

	March 31, 2009	Average in the first quarter of 2009	Maximum in the first quarter of 2009	Minimum in the first quarter of 2009
	NIS millions			
Bond trading	**5.9**	13.3	28.7	5.9
Trading in the dealing room	**27.3**	37.3	64.1	13.5
Total trading	**33.2**	50.6		

Procedures for Exposure to Market and Liquidity Risks

In early 2009, the Board of Directors approved a document on exposures to market and liquidity risks, based on the work plan of the Global Treasury Area.

The approved limits include a general limit for the overall risk estimate of the Bank, limits on the overall sensitivity of the Bank to risk factors, and risk limits in the various areas of trading activity, including the establishment of a risk limit for activity in foreign-currency interest rates. Utilization of the approved limits, as listed below, is subject to approval by the Global ALM Committee.

Set out below are the principal limits on exposures to market risks, overall for the Bank and separately for trading activity, as approved up to near the date of publication of the financial statements:

	Limit	NIS millions	% of active financial capital
Overall Bank	Overall risk estimate	1,000	
	Sensitivity to 1% change in interest-rate curve:		
	CPI-linked shekel	500	
	Unlinked shekel	620	
	Foreign currency	390	
	Linkage-base exposures by segment:		
	CPI-linked shekel		+/-100
	Foreign currency, including foreign-currency linked		+/-30
	Sensitivity to 3% change in shekel/dollar exchange rate	150	
Trade	Overall risk estimate (VAR)	250	
	Shekel/foreign-currency exposure		+/-10
	Sensitivity to 3% change in shekel/dollar exchange rate	60	
	Foreign-currency exposure / foreign-currency in trading and currencies	800	

Reporting

The Board of Directors and the Risk Management and Basel II Implementation Committee receive periodic reports on exposures, results, and execution of approved policy. Details of these reports appear in the Financial Statements as at December 31, 2008.

During the reported period, periodic control reports were submitted to the Board of Directors of the Bank, in which no material exceptions from procedures were noted.

The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel.The regulatory rate of capital adequacy is calculated for interest-rate risks in the areas of trading alone, as defined above, and for currency and inflation risks at the Bank Group.

The capital required in this respect on March 31, 2009 was NIS 485 million, of which NIS 350 million was in respect of the Bank and financial subsidiaries managed by the Bank, and NIS 135 million was in respect of other subsidiaries.

Set out below are details of the required capital for market risks:

	Bank	Subsidiaries	Total required capital
	NIS millions		
Exchange-rate and inflation risk	56	84	140
Interest-rate risk	262	51	313
Share risk	2	-	2
Option risk	30	-	30
Total	350	135	485

Operational Risks

Operational risk is defined as the risk of loss resulting from failed or faulty internal processes, human actions, system malfunctions, or external events. The definition includes legal risk, but does not include strategic risk or reputation risk.

Operational risk management policy is aimed at supporting the achievement of the Group's strategic objectives and maximizing business value, while taking into consideration the costs in terms of risk, by all responsible parties at all levels of the organization. The managerial process is oriented towards execution based on the designation of risk ownership. The goal is for communication and prudent treatment with regard to operational risks to contribute to managerial decision-making, based on considerations of business value versus cost in terms of risk, both on the level of the management of the organization and on the level of the various units.

The responsibility for routine operational risk management and for activities aimed at mitigating the risk lies with the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department at the Risk Management Area. Routine activity is conducted at the Bank's units and in the Group by a network of operational risk controllers, based on the matrix management principle; controllers report organizationally to Area managers or CEOs of subsidiaries, and receive methodology guidance from the Operational Risk Management Department.

Operational risk management activity is supervised and directed by three forums:

- the Board of Directors' Committee on Risk Management and Control and Basel II Implementation;
- the Board of Management Committee on Risk Management and Basel II Implementation, headed by the CEO;
- the Sub-Committee on Operational Risk Management, headed by the Head of the Risk Management Area.

The operational risk management policy was approved by the Board of Directors of the Bank. The policy document serves as a framework for operational risk management within the Group, in accordance with uniform principles and reporting duties, taking into consideration the Basel II guidelines.

- The Bank is preparing to implement the Basel II recommendations in stages, as part of the preparations for the Basel II Sound Practice principles, in line with the Bank's policy in this area. The Bank of Israel has published a temporary order with regard to the working framework for measurement and capital adequacy, which addresses matters including capital allocation in respect of operational risks. In addition, the Bank of Israel has published draft regulations on Sound Practices for Management and Supervision of Operational Risk and an internal control structure, in line with the recommendations of the Basel Committee. These documents serve as the basis for dialogue on this subject between the Supervisor of Banks and the banking sector, within designated committees.
- In the area of information security, activity is conducted as required under the directives of the Bank of Israel, the Protection of Privacy Law, and other laws, as relevant, with the aim of protecting the information-technology system and minimizing information-security risks.

Other Risks

Prohibition of Money Laundering and Prevention of Terrorism Financing

During the first quarter of 2009, the activity of the Prohibition of Money Laundering and Prevention of Terrorism Financing Unit focused on tight supervision of banking activities in at-risk accounts, with the aim of identifying activities that appear to be unusual and reporting such activities to the Israel Money Laundering Prohibition Authority. Concurrently, the unit continued the development and improvement of control systems designed to ensure that full, up-to-date information about customers exists; this information serves as the basis for examination of the nature of the banking activities in the customer's accounts.

A system allowing branches to report unusual activities to the Money Laundering Prevention Unit through the Bank's organizational portal was launched at the Bank during the first quarter. The system channels reports through the system of authorizations and authority, with control and monitoring to ensure a full and proper process of judgment and information gathering in order to make a decision with regard to reporting to the Israel Money Laundering Prohibition Authority. The system contributes to savings on inputs of work time and paper, and improves efficiency, documentation of actions taken, and the ability to retrieve information.

Training and implementation activities regarding legal directives and related procedures continued, with an emphasis on international banking activity, accounts of non-residents, and transactions with banks in the Palestinian Authority. Routine training and implementation activities contribute to increasing knowledge on the subject of compliance and improving the quality of reports handled by the unit.

With the completion of an up-to-date computerized learning system on the subjects of the prohibition on money laundering and the prevention of terrorism financing, a comprehensive learning process was initiated. As part of this process, all employees of the Bank must pass a knowledge test.

In addition, the Supervisor of the Prohibition of Money Laundering continues to monitor and control the activity of branches and subsidiaries abroad in all matters related to the prohibition of money laundering and the prevention of terrorism financing.

The unit actively participates in content management on the website for the Bank's Compliance Officers. The website provides employees with general and specific information on subjects related to compliance, originating in Israel and elsewhere; serves as a real-time help center; and is an important tool for the absorption of regulations, making use of lessons learned from events arising from banking activity.

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308 represents an important phase in adherence to and compliance with consumer-protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer are required under the general framework of risk management in a banking corporation. The Compliance Officer's role involves assisting the Board of Management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.

The Compliance Officer Unit monitors gaps and violations (if any) in the area of consumer-protection directives. In addition, changes in legislation and in the directives of the Bank of Israel are monitored, as they pertain to consumer-protection directives.

Main activities during the first quarter of 2009:

Work sessions were held with professional units supporting the execution of the compliance plan. In the area of training and implementation of consumer-protection directives, visits were made to branches and regional administrations in order to conduct explanatory activities and raise awareness of the importance of this subject. The unit continues to monitor the absorption process of consumer-protection directives through tutorials prepared by the Compliance Officer Unit. The preparation of a new tutorial on the subject of confidentiality in banking was completed during the quarter. Bank employees will be required to study and take a test on this subject.

Seminars were held for Compliance Officers. In addition, branch Compliance Officers performed control processes in areas related to consumer-protection directives, focusing on improving data on accounts opened for non-residents and improving data on encoded accounts.

Following the new infrastructure survey prepared in accordance with the requirements of Proper Conduct of Banking Business Directive 308, we are working with the professional units to close the gaps that emerged.

The unit is continuing to coordinate a project in the area of training and authorizations for opening accounts, so that all employees who handle account opening will have the appropriate training.

After receiving data from knowledge mapping in the area of consumer-protection directives, which was carried out at the end of 2008, the Compliance Officer Unit, in cooperation with the Poalim Campus, is currently preparing to produce training solutions in this area. During the quarter, the unit continued the gradual implementation of a lessons-learned process within the organization.

In the area of computerization, the unit continues to operate and improve two systems:

1. The Consumer Protection Directives Compliance Control System, which is used to transmit deficiencies identified in relation to consumer-protection directives directly to branch Compliance Officers' desktops.
2. The Infrastructure Survey System, designed to ensure that the Bank is prepared to implement and fulfill its duties, as derived from consumer-protection directives, in the prevention of exposures and in the resolution of gaps and risk areas, in accordance with Proper Conduct of Banking Business Directive 308. The system is currently in the stage of completing new specifications in order to conclude the project during the course of 2009.

The Compliance Officers' website and forum are a significant aid to the routine activity of Compliance Officers and to increasing their knowledge and professional expertise. The website serves all employees of the Bank. The site contains professional content, which is updated continually, and serves as an efficient tool for the benefit of all members of this community.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, among other things, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results.

As a "bank" and as a "banking corporation," the Bank's activities are guided and bound by a system of laws, orders, and regulations, including, among others, the Banking Ordinance, 1941; the Bank of Israel Law, 5714-1954; the Banking (Licensing) Law, 5741-1981; and the Banking (Service to Customers) Law, 5741-1981; as well as other laws with implications for its activity, such as the Securities Law, 5728-1968; the Supervision of Financial Services (Profession of Pension Advising) Law, 5765-2005; the Regulation of Engaging in Pension Advising, Pension Marketing, and Investment Portfolio Management Law, 5755-1995; and regulations and rules including the rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks.

Banking laws include directives that apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations," and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by agencies within government ministries, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at specified rates; and they restrict the extent of the Bank's influence on controlled, related, and other companies in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "non-financial corporations," as defined in the Banking (Licensing) Law. The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

Competition Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank.

Legal Risk

According to the Bank of Israel's definition, legal risk is "the risk of a loss due to the inability to enforce an agreement by legal actions."

Risks of this kind in the Bank's work may arise from a wide range of diverse circumstances. Thus, for example, risks may arise from the absence of written documentation of contractual engagements between the Bank and its customers, or between the Bank and its suppliers or others, deficient signatures, and/or a lack of details in written agreements; from improperly phrased agreements and/or agreements open to interpretation that does not reflect the Bank's intentions; or from agreements that are subject to cancellation (in full or in part) and/or that include unenforceable provisions or other legal flaws.

The Bank takes a broad approach to legal risks, encompassing risks arising from primary and secondary legislative directives, regulatory directives, rulings of courts, tribunals, and other entities with quasi-judicial authority, risks arising from activity not backed by legal counsel or from flawed legal counsel, and risks arising from legal proceedings.

Legal risks are naturally intertwined with operational risks, as for example in the case of the possible absence of a full, written, legally signed agreement in a particular transaction, despite the fact that an agreement of the same type exists at the Bank and is used in the ordinary course of its business.

Legal handling of these issues emphasizes the following points:

- Identifying and addressing areas of material legal risk, with the appointment of an officer responsible for implementing the directives.
- Preparing suitable agreements, guidelines, and procedures in order to ensure that risk-prevention measures are implemented.
- Examining the implications of legislative directives (including court rulings) and directives of government agencies, and their consequences for the Bank's work.
- Drawing conclusions from legislative changes (including court rulings) and applying those conclusions in the legal documents customarily used at the Bank; delivering opinions on such matters to the relevant Bank units.

With regard to subsidiaries in Israel and abroad, the plan delineates a general risk-management policy which each subsidiary must adapt to its circumstances and operations; mechanisms for reporting to the Head of Legal Risk are also required of these subsidiaries.

Additional Matters

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with accounting principles and rules, the main points of which are described in Note 2 to the Financial Statements as at December 31, 2008. In implementing the accounting principles, when preparing the financial statements, the Board of Management of the Bank uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including contingent liabilities) and the results reported by the Bank. Actual future results may differ from estimates made when preparing the financial statements.

Some of these estimates and evaluations involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations in which changes may have a material effect on the financial results presented in the financial statements are considered by the Bank, in all matters connected with accounting policy, as estimates and evaluations on "critical" matters. The Bank's Board of Management is of the opinion that the estimates and evaluations used during the preparation of the financial statements are fair, and were made to the best of its knowledge and professional judgment.

The main areas are: provision for doubtful debts; fair value of financial instruments; obligations for employee rights; deferred taxes; contingent liabilities; and provisions for decline in value of non-financial assets, securities available for sale, and securities held to maturity.

During the reported period, no changes occurred in the Bank's accounting policy on critical matters, as described in the Board of Directors' Report on the Financial Statements as at December 31, 2008.

Internal Auditor

Details' regarding the Group's internal auditing, including the professional standards under which the internal audit operates and the considerations involved in formulating the yearly and multi-year work plans, are described in the Annual Report for 2008. No material changes occurred in this regard during the reported period.

Disclosure Regarding the Procedure for Approval of the Financial Statements

The Board of Directors of the Bank is the organ charged with overarching control at the Bank, pursuant to the resolution of the Board of Directors of June 29, 2006, and with the approval of its financial statements.

The Board of Directors has established the Balance Sheet Committee, which is responsible for examining the draft of the financial statements presented to it and making a recommendation to the Board of Directors with regard to the approval of the financial statements. The names and qualifications of the members of this committee are detailed in the section "The Board of Directors and the Discharge of its Functions" and in the section "Report on Directors with Accounting and Financial Expertise" in the Board of Directors' Report for 2008.

The Balance Sheet Committee discusses the annual and quarterly financial statements of the Bank (the "Financial Statements") and presents its recommendations with regard to the approval of the Financial Statements to the Board of Directors of the Bank, prior to the date of approval of the Financial Statements by the Board of Directors.

The Bank's external auditors, Ziv Haft CPA (Isr.) and Somekh Chaikin CPA (Isr.) (the "Auditors"), are invited to the meetings of the Balance Sheet Committee and of the Board of Directors in which the Financial Statements are discussed and approved, and they attend all such meetings. The Bank's Internal Auditor, Mrs. Orit Lerer, also participates in the discussions of the Balance Sheet Committee and the Board of Directors in which the Financial Statements are approved.

Through detailed presentations by officers and others at the Bank, including the Chief Executive Officer, the Head of Finance (Chief Financial Officer), and the Chief Accountant, the Balance Sheet Committee examines the material issues and critical estimates applied in the Financial Statements; the reasonableness of the data; the accounting policies applied and the changes thereto, if any; and the implementation of the due disclosure principle in the Financial Statements and in the accompanying information.

As part of the discussion of the Financial Statements, the Balance Sheet Committee also discusses the Bank's provisions for declines in value of securities and its doubtful debts in Israel and at branches abroad, and examines the value of the Bank's holdings in securities. The Committee makes recommendations to the plenum of the Board of Directors with regard to the approval of provisions for doubtful debts in Israel and at branches abroad, and provisions in respect of declines of an other-than-temporary nature in the value of securities. During the discussion of the Financial Statements, the Balance Sheet Committee also receives reports on the Bank's problematic borrowers in Israel and at branches abroad, and on securities owned by the Bank. In addition, the Balance Sheet Committee discusses and examines the Bank's exposure to risks, and the reflection and impact of such risks on the Financial Statements.

The names and qualifications of the members of the committee are detailed in the section "The Board of Directors and the Discharge of its Functions" and in the section "Report on Directors with Accounting and Financial Expertise and Professional Qualifications" in the Board of Directors' Report for 2008.

The Audit Committee also discusses the condition of problematic debts at the Bank and the provisions for doubtful debts required in respect of such debts. Likewise, it discusses declines in value of an other-than-temporary nature of securities owned by the Bank.

The Audit Committee also receives reports and holds discussions regarding deficiencies and material weaknesses in the internal control of the Financial Statements, if and as found, and receives reports of any fraud, whether material or immaterial, in which the Board of Management is involved, or in which other employees are involved who take part in the Bank's internal control of financial reporting, as required under Directive 645 of the Public Reporting Directives of the Supervisor of Banks - Disclosure Declaration.

The Auditors, Bank officers, and the Internal Auditor are invited to and attend the meeting of the Audit Committee in which the required disclosures in the Financial Statements are discussed, as noted above.

The Balance Sheet Committee and the Audit Committee hold several meetings on these matters, as required, and submit their recommendations to the plenum of the Board of Directors prior to the discussion of the Board of Directors on the Financial Statements.

Other Matters

Further to the information reported in the section on the Bank Group's activity and business developments in the Financial Statements as at December 31, 2008, regarding investments in the Bank's share capital, note that:

The issued and paid-up share capital of the Bank, as at March 31, 2009, is NIS 1,318,056,437 composed of 1,318,056,437 ordinary shares of par value NIS 1 each.

The issued and paid-up share capital of the Bank near the date of publication of the financial statements is NIS 1,318,147,991, an increase of 91,554 shares, resulting from the exercise of option notes granted to employees of the Bank, as detailed below.

In May 2004, the Board of Directors of the Bank approved a plan to allocate 24 million nontradable option notes, at no cost, to permanent Bank employees, exercisable into 24 million shares of Bank Hapoalim. The option notes will be allocated, at no cost, over six years, each year during the period of 2004-2009, in portions of 4 million option notes each. In December 2005, the Board of Directors of the Bank approved an additional option plan for Bank employees under personal contracts. The plan stipulates that four packets will be granted, one each year in 2006-2009. The number of option notes to be granted under this plan in each of the years will be determined by the Board of Directors of the Bank, at its sole discretion.

In accordance with the plans described above, the Bank completed the plan and allocated the remaining quantity within its commitment to its employees in February 2009. The balance of unexercised option notes allocated to Bank employees near the date of publication of the financial statements totaled 19,420,712 option notes.

On April 7, 2008, the Bank allocated 7,500,000 options convertible into shares, in two portions, to York Capital Management. The first portion of 3,750,000 options expired on April 1, 2009, without being exercised into shares. The second portion is exercisable until April 1, 2010.

The holders of the permit for control of the Bank are Ms. Shari Arison and Mr. Micky Arison. Their stake in the Bank is held through several trusts that have holdings in the Israeli companies noted below, which own shares of the Bank.

Arison Holdings holds shares comprising approximately 19.99% of the Bank's share capital near the date of publication of the financial statements, which constitute the "controlling interest" (as defined in the control permit issued by the Governor of the Bank of Israel).

Arison Investments Ltd. (a sister company of Arison Holdings; hereinafter: "Arison Investments"), through a wholly-owned subsidiary, holds 100% of the share capital of Salt Industries Ltd., which holds shares comprising approximately 5.75% of the share capital of the Bank.

Near the date of publication of the financial statements, the Arison Group (through Arison Holdings and Arison Investments) holds a total of approximately 25.7% (25.4% fully diluted) of the share capital of the Bank.

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents. The Antitrust Authority did not disclose to the Bank the reason for the seizure of the documents or the subject of its investigation.

As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank and Mizrahi-Tefahot Bank. In July 2005, and subsequently, the Bank was asked to provide the Authority with additional materials. Several Bank employees were also called into the Authority's offices for questioning.

On March 19, 2008, the Bank received notification from the Antitrust Authority that the Antitrust Commissioner was considering the possibility of exercising her authority under Section 43(A)(1) of the Restrictive Trade Practices Law, 5748-1988 (hereinafter: the "Restrictive Trade Practices Law") to determine that restrictive arrangements existed between the Bank and Bank Leumi, Discount Bank, Mizrahi Bank, and First International Bank, with regard to the transfer of information concerning fees. The Commissioner stated that the Bank could present its position to her, in writing, prior to her decision as to whether to exercise the said authority. The Bank submitted its position to the Supervisor, backed by an economic opinion, in which it stressed that there is no cause to ascribe restrictive arrangements with other banks to the Bank.

After the Bank submitted its arguments in writing, a discussion was held between the representatives of all of the banks referenced in the aforesaid letter and the Commissioner, during which the Commissioner proposed that the banks pay an aggregate sum of NIS 290 million (of which NIS 80 million by the Bank), and that future rules of conduct be anchored in a consensual order pursuant to Article 50A or 50B of the Restrictive Trade Practices Law. The Bank rejected this proposal, and to the best of its knowledge, the other banks responded in the same manner.

On April 26, 2009, the Antitrust Commissioner issued a declaration, within her authority under Section 43(A)(1) of the Restrictive Trade Practices Law, stating that restrictive arrangements existed between the Bank and Bank Leumi, Discount Bank, Mizrahi Bank, and FIBI until 2004.

The Commissioner's declaration states that information transferred among the banks, as detailed in the declaration, constitute a restrictive arrangement.

Pursuant to the provisions of Section 43 of the Restrictive Trade Practices Law, this declaration may serve as alleged evidence in any other legal proceeding.

The Bank intends to file an appeal of this declaration with the Antitrust Tribunal.

On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereinafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning. Further to this investigation, two mid-level employees at one of the Bank's branches were indicted in February 2006, and two additional mid-level employees from the same branch were indicted in December 2008, for offenses under the Prohibition of Money Laundering Law.
In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the outcome and consequences of the investigation.

A special general meeting of shareholders of the Bank convened on February 5, 2009. The shareholders resolved to elect Mr. Imri Tov as an external director on the Board of Directors of the Bank (pursuant to the Companies Law, 5759-1999), replacing Mr. I. Dissentshik, who ended his term of service. The shareholders further resolved to approve a commitment to indemnification for all new directors of the Bank, at identical terms to those of the indemnification for directors who have received such indemnification in the past. The shareholders also approved a commitment to indemnification for directors who serve at the Bank from time to time in the future, under the same terms of indemnification approved for directors serving at the Bank.
The shareholders further resolved to ratify the terms of the directors' and officers' liability insurance to be granted to all directors and officers serving at the Bank. The shareholders further affirmed that the existing insurance policy would also insure all directors and officers who serve at the Bank from time to time in the future, and affirmed that at the expiration date of the existing policy, the Bank would extend and/or purchase a liability insurance policy for directors and officers serving at any time at the date of the purchase and/or at any subsequent date.

On February 5, 2009, the Board of Directors received notification from Mr. J. Pomrenze of the end of his service and of his resignation from the Board of Directors on that date.

The three-year term of Ms. Nira Dror as an external director under the Companies Law, 5759-1999 (the "Companies Law") ended on March 7, 2009.
On April 6, 2009, the annual general meeting of shareholders of the Bank (the "Annual General Meeting") approved the re-appointment of Ms. Nira Dror as an external director under the Companies Law, for an additional term of three years (pursuant to the Companies Law).

On March 25th, 2009 the Chief Executive Officer of the Bank, Mr. Zvi Ziv gave notice to the Board of Directors of the Bank, of his decision to resign from office towards the end of the year. Mr. Ziv explained his decision as due to differences of opinions between himself and the Chairman of the Board of Directors regarding the plans of the Bank for the future, as to the manner of achieving its goals for the coming years.

The Board of Directors of the Bank accepted Mr. Ziv's resignation and resolved in the same meeting, to appoint Mr. Zion Kenan, who now holds the office of Deputy CEO and Head of Corporate Banking, as the next Chief Executive Officer of the Bank.

On March 29th, 2009, the Bank received a letter from the Supervisor of Banks with regard to the procedure involved for the replacement of the CEO in the Bank.

The Supervisor informed, that he intends to examine, whether the Board of Directors held thorough discussions, as required, as to the circumstances relating to the CEO's resignation, the soundness of the appointment procedure, as well as the manner in which the decision was taken for the appointment of the proposed CEO.

The Supervisor informed the Bank, that accordingly, it is requested not to advance the Board of Directors' decision on the appointment of the Bank's new CEO, until the conclusion of his examination.

On April 26th, 2009 the Board of Directors requested an urgent meeting with the Supervisor of Banks, in view of the various publications in the media about the functioning of the Board of Directors and its Chairman.

On April 27th, 2009 the Chairman of the Board of Directors of the Bank received a letter from the Supervisor of Banks, that was entitled "Notice of Faults-Substitution of the CEO of Bank Hapoalim" (hereinafter: "the Supervisor's letter").

Attached to the letter was an examination report which was prepared by the Supervisor of Banks on the subject of the substitution of the CEO. (hereinafter: "Examination Report").

In his letter the Supervisor states, that according to the examination report, it transpires that the Board of Directors and the Chairman of the Board of Directors did not, at first view, discharge their duties as directors, did not take meticulous care to observe the provisions of the Companies Law, 5769-1999 and the Regulations for Proper Conduct of Banking Business No. 301 - Board of Directors, as well as to the rules regarding corporate governance. As a result thereof, according to the Supervisor, faults occurred, both material and procedural, in the proper conduct of the business of the Bank and the adoption of the resolutions, the foregoing in so far as in relation to the differences of opinion between the Chairman of the Board of Directors and the CEO and in so far as in relation to the appointment of a new CEO.

The Supervisor demanded that the Board of Directors take immediate action to correct the faults he presented, and inter alia to carry out the following:

- To obtain detailed reports from the Chairman of the Board of Directors and the CEO as to the circumstances that led to the resignation of the CEO, and also with regard to the chain of events that led to the announcement of the CEO's resignation and its timing.
- To hold an intensive discussion on all of the subjects with reference to which differences of opinion emerged between the Chairman of the Board of Directors and the CEO, and to adopt resolutions as appropriate.
- To hold a discussion in relation to the distribution of authority and responsibilities between the CEO and the Chairman of the Board of Directors as predicated by the Companies Law and the Regulations for the Proper Conduct of Banking Business and in accordance with the rules of proper corporate governance, and the prescribe rules for the implementation of the segregation duties as required.

- To hold a discussion and examine the operating procedure of the Board of Directors, in order to adapt it to the requirements of the law, the Regulations for the Proper Conduct of Banking Business and the rules of proper corporate governance.
- To institute a valid and orderly process for identification and selection of a CEO for the Bank. Within that framework, to establish a search committee to be composed of external directors only. The said committee should submit to the Board of Directors a list of candidates recommended by it, for the selection of the CEO. The Supervisor advised that the Board of Directors may, based on specified reasons, propose an alternative mode for identifying and selecting the most suitable candidate for the post of the CEO. Any such alternative mode needs to receive the Supervisor's prior approval.

The Supervisor advised that the Board of Directors may submit its remarks and objections to the faults and to the requirements set forth in this letter, up until May 6th, 2009. Afterwards, the submittal date was postponed to May 11th, 2009.

On April 30th, 2009 the Board of Directors convened and the letter of the Supervisor of Banks and the examination report were placed before them. In addition, the Board of Directors was presented with legal opinions drafted for the Board of Directors with regard to the issues raised in the letter and the report.

Based on these legal opinions the Board of Directors have determined that they have material objections to the Supervisor of Banks' letter and examination report; inter alia, with regard to the determination that the members of the Board of Directors and the Chairman of the Board of Directors did not, allegedly discharge their duties according to the Companies Law and proper conduct of banking business.

At the request of the Board, Ms. Shari Arison, the controlling shareholder of the Bank, appeared before the Board on May 7th 2009.

Ms. Arison told the Board about her meetings with the Governor of the Bank of Israel and the Supervisor of Banks. She conveyed that the Governor demanded to end the term of the Chairman of the Board and noted that she was not presented with reasons to justify this.

Since the Supervisor of Banks did not respond to the Board's request to have an urgent meeting with him and following discussions held by the Board of Directors, on May 11th, 2009 the Board of Directors sent its comments and objections on the Supervisor's letter and the Examination report to the Supervisor.

The Board of Directors advised the Supervisor that it firmly maintains that its conduct was appropriate and proper, that its conduct was not affected by any fault and certainly no act or omission was committed which was prejudicial to the proper conduct of the business of the Bank.

The members of the Board of Directors advised the Supervisor that, inter alia, the resolutions adopted at its meeting of 25th March, 2009 regarding the appointment of a new CEO for the Bank were duly adopted and in accordance with the provisions of the Companies Law (Section 102) and the Regulations for the Proper Conduct of Banking Business 301 (Paragraph 30(c)). The Board of Directors of the Bank considers that not only from a legal standpoint but also from an administrative, normative-substantive standpoint the resolutions were proper, and furthered the good of the Bank, taking into consideration the objective constraints induced by the announcement of the incumbent CEO of his resignation. The Board of Directors stressed that it saw a vital need to immediately appoint a new CEO for the Bank and the acquaintance of the members of the Board of Directors had with Mr. Kenan in a long line of positions at the Bank, proved to them his ability to serve as the CEO of the Bank.

The Board of Directors considers that the decision to appoint forthwith Mr. Kenan as the next CEO of the Bank was right and proper in its time frame and in view of the information which was before the Board of Directors at such time. The Board of Directors was of the opinion that it was for the good of the Bank to prefer the immediate appointment of Mr. Kenan over the alternative of establishing a search committee, as was proposed by the Bank of Israel.

The Board of Directors consented to most of the Supervisor's requirements, except with regard to establishment of a search committee for the appointment of a new CEO for the Bank; and it reiterated its request to meet with the Supervisor of Banks in order to discuss with him the various alternatives in order to arrive at an agreed outline for the selection of the CEO.

On May 12th, 2009, the Board of Directors received a letter from the Supervisor of Banks in response to the reservations which were sent to him by the Board of Directors the day before. In his letter, the Supervisor requested to send him by May 14th 2009, a document presenting the reasons and the modes proposed by the Board of Directors of the Bank for identifying and selecting the most suitable candidate for the CEO of the Bank.

The Supervisor noted that following receipt of the aforesaid document he will consider the need to hold a meeting with the Board of Directors on this subject.

On May 14th, 2009, the Board of Directors sent the Supervisor the said document, in which it proposed to establish a dedicated committee which would actively seek to draw up a list of candidates for the position of the CEO of the Bank to present to the plenum of the Board of Directors.

On May 19th, 2009, the Supervisor of Banks received the members of the Board of Directors of the Bank in his office for a conversation. The Supervisor presented his position to the Board of Directors in connection with the process of the substitution of the CEO of the Bank and the establishment of a search committee for the selection of a new CEO of the Bank. The Board of Directors took account of what the Supervisor said and expressed their position.

Following the above-mentioned meeting, the Board of Directors convened for an additional meeting on May 20th, 2009, and passed the following decision with regard to the plan for the selection of a new CEO for the Bank;

"The Board of Directors will establish a dedicated committee which would actively seek to draw up a list of candidates for the position of the CEO of the Bank. The committee will comprise 6 members: Mr. Imri Tov (Chairman), Prof. Yair Orgler, Adv. Pnina Dvorin, Ms. Efrat Peled, Mr. Moshe Koren and Prof. Oded Sarig. The Board of Directors of the Bank will select the next CEO from candidates to be recommended to it by the committee alone. The committee, when it is convened, will determine, its work procedures with the approval of the Board of Directors; the committee will characterize the requirements of the office, will filter and sort the candidates identified by it and proposed to it and will place its recommendations before the Board of Directors. Each candidate endorsed by at least three members of the committee will be included in the list of candidates that the committee shall submit to the Board of Directors. Any member of the Board of Directors who may wish to propose a candidate may do so through the dedicated committee."

On May 20th, 2009, the Supervisor of Banks advised that he accepts the responses of the Board of Directors to his letter of April 27th, 2009, including the outline of the procedures for the search committee which has been appointed, as mentioned above, for the purpose of selecting a new CEO for the Bank. The Supervisor advised that, the Bank should complete the procedure of selecting the CEO not later than September 30th, 2009.

Ratings of the Bank

The following ratings have been assigned to the Bank by rating agencies in Israel and abroad:

In Israel, the Bank is rated AA+ by S&P Maalot Ltd.

On April 30, 2009, Standard & Poor's Maalot announced a downgrade of Bank Hapoalim's issuer rating from ilAAA to ilAA+, according to the definitions of the local rating scale. The Bank's rating outlook remains Negative.

Concurrently, the long-term global rating of Standard & Poor's Rating Services for Bank Hapoalim (the counterparty rating) was downgraded from A- to BBB+, while the short-term rating remained unchanged at A-2. The global rating outlook is Negative.

The downgrade reflects the agency's opinion with regard to the negative impact of the global and local recession on the Bank's profitability and on the quality of its credit portfolio. Standard & Poor's anticipates that the global recession could severely affect Israel's economy in 2009. They believe that growth prospects will deteriorate markedly compared with previous years, with real GDP contracting by 1.5% in 2009 and only modest growth of 0.8% in 2010. S&P expects earnings to remain suppressed in the short-to-medium term, given ongoing asset quality pressure and the associated credit provisioning needs, as well as margin contraction due to the low interest rate environment.

Ratings of the Bank and of Israel by international rating agencies:

	Rating agency	Long-term foreign currency	Short-term foreign currency	Rating outlook	Last update
Israel - sovereign rating:					
	Moody's	A1	P-1	Positive	04/08
	S&P	A	A-1	Stable	10/08
	Fitch Ratings	A	F1	Stable	02/08
Bank Hapoalim:					
	Moody's	A1	P-1	Negative	03/09
	S&P	BBB+	A-2	Negative	04/09
	Fitch Ratings	A-	F2	Stable	05/08

The Board of Directors of the Bank held 16 meetings during the period of January-March 2009. The various committees of the Board of Directors held 49 meetings during the period of January-March 2009.

Controls and Procedures

In accordance with the Public Reporting Directives of the Supervisor of Banks, the Chief Executive Officer and the Chief Accountant of the Bank must each separately sign a declaration regarding their responsibility for the establishment and application of controls and procedures concerning disclosure and the Bank's internal control of financial reporting, pursuant to the provisions of Sections 302 and 404 of the law known as the "Sarbanes-Oxley Act," enacted in the United States. These two sections of the law were consolidated by the Supervisor of Banks in a Proper Conduct of Banking Business Directive (Section 309) in September 2008.

The two directives of the aforesaid law have been implemented at the Bank since their inception dates:

- The directive in Section 302 regarding the responsibility for the establishment and application of controls and procedures and for disclosure has been implemented quarterly as of the financial statements for June 30, 2005.
- The directive in Section 404 regarding the responsibility for the Bank's internal control of financial reporting has been implemented at year end, as of the financial statements for December 31, 2008.

As part of the implementation of the directives of Section 404 for the end of 2008, the Bank, with the assistance of a consulting company, mapped and documented all material work processes, based on the directives of the SEC (the Securities and Exchange Commission in the United States), using the prevalent methodologies. In addition, in accordance with the requirements, the Bank carried out a test of the effectiveness of the procedures for internal control of financial reporting, through an examination of the main controls in practice.

During the year, the process mapping and documentation will be updated, in accordance with the prevalent methodologies, including with regard to material new processes; and the effectiveness of procedures for internal control of financial reporting will be tested through a renewed examination of the main controls for 2009.

Evaluations of Controls and Procedures Concerning Disclosure

The Board of Management of the Bank, in coöperation with the Chief Executive Officer and the Chief Accountant of the Bank, have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank at the end of the period covered in this report. Based on this assessment, the Chief Executive Officer and the Chief Accountant of the Bank have concluded that, as at the end of this period, the controls and procedures concerning disclosure at the Bank are effective in order to record, process, summarize, and report the information which the Bank is required to disclose in its quarterly report, in accordance with the Public Reporting Directives of the Supervisor of Banks, on the date stipulated in these directives.

Changes in Internal Control

During the quarter ended on March 31, 2009, there was no change in the Bank's internal control of financial reporting that had a material impact, or could reasonably be expected to have a material impact, on the Bank's internal control of financial reporting.

Dan Dankner	**Zvi Ziv**
Chairman of the Board of Directors	President & Chief Executive Officer

Tel-Aviv, March 25, 2009.

Principal Data of the Bank Hapoalim Group

(in millions of NIS)

	For the three months ending on				
	3/31/2009	12/31/2008	9/30/2008	6/30/2008	3/31/2008
Profit and Profitability					
Profit (loss) from financing activities before provision for doubtful debts	**972**	1,242	2,083	1,943	(2,012)
Operating and other income	**1,162**	1,013	1,153	1,205	1,284
Total income (loss)	**2,134**	2,255	3,236	3,148	(728)
Provision for doubtful debts	**314**	765	471	252	32
Operating and other expenses	**1,940**	2,008	1,960	1,911	2,268
Operating profit (loss)	**21**	(393)	384	545	(2,005)
Net profit from extraordinary transactions, after taxes	**21**	30	57	49	438
Net profit (loss)	**42**	(363)	441	594	(1,567)

	3/31/2009	12/31/2008	9/30/2008	6/30/2008	3/31/2008
Balance Sheet - Principal Items					
Total balance sheet	**305,156**	306,847	297,854	300,909	308,916
Credit to the public	**220,859**	222,100	214,296	211,193	210,496
Deposits from the public	**232,442**	226,953	214,802	226,955	231,520
Debentures and subordinated notes	**18,967**	20,818	20,676	19,111	18,627
Shareholders' equity	**18,986**	18,795	19,030	18,758	17,322
Overall Credit Risk - Problematic Debts	**17,558**	16,142	15,208	12,416	13,609
Of which: Non-income bearing debt	**4,145**	4,140	3,870	3,366	3,454

	3/31/2009	12/31/2008	9/30/2008	6/30/2008	3/31/2008
Principal financial ratios					
Shareholders' equity to total assets	**6.2%**	6.1%	6.4%	6.2%	5.6%
Tier I capital to risk assets	**7.55%**	7.44%	7.74%	7.49%	6.73%
Total capital to risk assets	**11.27%**	10.92%	11.29%	10.77%	9.54%
Ratio of specific provision to total credit to the public[(a)]	**0.70%**	1.81%	1.34%	0.71%	0.66%
Ratio of specific provision to total credit to the public attributed to the statement of profit and loss[(a)]	**0.49%**	1.49%	0.76%	0.44%	0.14%
Return of operating profit (loss) on equity, net[(a)]	**0.4%**	(7.9%)	8.3%	12.6%	(36.8%)
Return of net profit (loss) on equity[(a)]	**0.9%**	(7.3%)	9.6%	13.8%	(29.8%)

(a) Quarterly figures on an annualized basis.

Management Review - Rates of Income and Expenses - Consolidated

Appendix I

	For the three months ending on March 31							
	2009				2008			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets[5][6]	**130,653**	**1,262**	**3.92**		111,681	1,665	6.10	
Effect of derivatives[4]								
Embedded derivatives and ALM	**84,278**	**1,033**			67,247	1,108		
Total assets	**214,931**	**2,295**		**4.34**	178,928	2,773		6.34
Liabilities[6]	**(130,690)**	**(285)**	**(0.88)**		(124,363)	(835)	(2.71)	
Effect of derivatives[4]								
Embedded derivatives and ALM	**(67,293)**	**(1,009)**			(46,112)	(868)		
Total liabilities	**(197,983)**	**(1,294)**		**(2.64)**	(170,475)	(1,703)		(4.06)
Interest spread			**3.04**	**1.70**			3.39	2.28
Israeli currency - Linked to the CPI								
Assets[5][6]	**60,163**	**283**	**1.89**		61,684	1,014	6.74	
Effect of derivatives[4]								
Embedded derivatives and ALM	**3,721**	**91**			1,261	8		
Total assets	**63,884**	**374**		**2.36**	62,945	1,022		6.65
Liabilities[6]	**(42,179)**	**(155)**	**(1.48)**		(41,210)	(600)	(5.95)	
Effect of derivatives[4]								
Embedded derivatives and ALM	**(19,638)**	**(966)**			(15,410)	(510)		
Total liabilities	**(61,817)**	**(1,121)**		**(7.45)**	(56,620)	(1,110)		(8.08)
Interest spread			**0.41**	**(5.09)**			0.79	(1.43)

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on March 31, 2009 NIS 143 million (March 31, 2008: NIS 76 million) in the unlinked segment, NIS 48 million (March 31, 2008: NIS 9 million) in the CPI-linked segment, NIS (393) million (March 31, 2008: NIS (1,088) million) in the foreign currency segment (including Israeli currency linked to foreign currency.
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expenses - Consolidated

Appendix I (continued)

	For the three months ending on March 31							
	2009				2008			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[(1)(2)]	Financing income (expenses)[(1)]	Without effect of derivatives	Including effect of derivatives[(4)]	Average balance[(1)(2)]	Financing income (expenses)[(1)]	Without effect of derivatives	Including effect of derivatives[(4)]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency - (including Israeli currency linked to foreign currency)								
Assets[(5)(6)]	**99,421**	**8,124**	**36.91**		117,905	(4,876)	(15.54)	
Effect of derivatives[(4)]								
Hedging derivatives	**10,546**	**396**			23,008	376		
Embedded derivatives and ALM	**149,725**	**14,187**			135,100	(4,273)		
Total assets	**259,692**	**22,707**		**39.84**	276,013	(8,773)		(12.12)
Liabilities[(6)]	**(96,326)**	**(8,056)**	**(37.89)**		(109,722)	5,095	17.32	
Effect of derivatives[(4)]								
Hedging derivatives	**(10,523)**	**(200)**			(22,824)	(184)		
Embedded derivatives and ALM	**(151,175)**	**(13,851)**			(141,247)	4,178		
Total liabilities	**(258,024)**	**(22,107)**		**(38.93)**	(273,793)	9,089		12.63
Interest spread			**(0.98)**	**0.91**			1.78	0.51

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on March 31, 2009 NIS 143 million (March 31, 2008: NIS 76 million) in the unlinked segment, NIS 48 million (March 31, 2008: NIS 9 million) in the CPI-linked segment, NIS (393) million (March 31, 2008: NIS (1,088) million) in the foreign currency segment (including Israeli currency linked to foreign currency.

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expenses - Consolidated

Appendix I (continued)

	For the three months ending on March 31							
	2009				2008			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance (1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets that generated financial income(5)(6)	**290,237**	**9,669**	**14.01**		291,270	(2,197)	(2.98)	
Effect of derivatives(4)								
Hedging derivatives	**10,546**	**396**			23,008	376		
Embedded derivatives and ALM	**237,724**	**15,311**			203,608	(3,157)		
Total assets	**538,507**	**25,376**		**20.22**	517,886	(4,978)		(3.79)
Monetary liabilities that generated financial expenses(6)	**(269,195)**	**(8,496)**	**(13.23)**		(275,295)	3,660	5.21	
Effect of derivatives(4)								
Hedging derivatives	**(10,523)**	**(200)**			(22,824)	(184)		
Embedded derivatives and ALM	**(238,106)**	**(15,826)**			(202,769)	2,800		
Total liabilities	**(517,824)**	**(24,522)**		**(20.33)**	(500,888)	6,276		4.92
Interest spread			**0.78**	**(0.11)**			2.23	1.13

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on March 31, 2009 NIS 143 million (March 31, 2008: NIS 76 million) in the unlinked segment, NIS 48 million (March 31, 2008: NIS 9 million) in the CPI-linked segment, NIS (393) million (March 31, 2008: NIS (1,088) million) in the foreign currency segment (including Israeli currency linked to foreign currency.
(6) Excluding derivative instruments.

(in millions of NIS)

	For the three months ending on March 31			
	2009		2008	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**(33)**		62
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**54**		(145)
Commissions from financing transactions and other financing income[5]		**232**		(3,279)
Other financing income (expenses)		**(135)**		52
Profit (loss) from financing activities before provision for doubtful debts		**972**		(2,012)
Provision for doubtful debts (including general and supplementary provision)		**(314)**		(32)
Profit (loss) from financing activities after provision for doubtful debts		**658**		(2,044)
Total				
Financial assets that generated financial income[3][4]	**290,237**		291,270	
Assets deriving from derivative instruments[6]	**9,652**		7,399	
Other financial assets	**1,131**		2,109	
General provision and supplementary provision for doubtful debts	**(1,052)**		(1,081)	
Total financial assets	**299,968**		299,697	
Total				
Financial liabilities that generated financial expenses[4]	**(269,195)**		(275,295)	
Liabilities deriving from derivative instruments[6]	**(12,882)**		(7,302)	
Other financial liabilities	**(4,128)**		(3,232)	
Total financial liabilities	**(286,205)**		(285,829)	
Total excess of financial assets over financial liabilities	**13,763**		13,868	
Non-monetary assets	**6,353**		8,025	
Non-monetary liabilities	**(487)**		(1,467)	
Total capital resources	**19,629**		20,426	

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(2) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on March 31, 2009 NIS 143 million (March 31, 2008: NIS 76 million) in the unlinked segment, NIS 48 million (March 31, 2008: NIS 9 million) in the CPI-linked segment, NIS (393) million (March 31, 2008: NIS (1,088) million) in the foreign currency segment (including Israeli currency linked to foreign currency.
(4) Excluding derivative instruments.
(5) Including profits and losses from the sale of invesments in bonds and from the adjustment to fair value of bonds held for trading.
(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

(in nominal amounts)

	For the three months ending on March 31							
	2009				2008			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of U.S. $)		%	%	(in millions of U.S. $)		%	%
Foreign currency - (including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency that generated financial income[5][6]	**26,581**	**(10)**	**(0.15)**		31,897	816	10.63	
Effect of derivatives[4]								
Hedging derivatives	**2,668**	**97**			6,223	104		
Embedded derivatives and ALM	**37,592**	**35**			37,022	275		
Total assets	**66,841**	**122**		**0.73**	75,142	1,195		6.51
Monetary liabilities in foreign currency that generated financial expenses[5][6]	**(25,773)**	**-**	**-**		(29,695)	(558)	(7.73)	
Effect of derivatives[4]								
Hedging derivatives	**(2,662)**	**(50)**			(6,173)	(51)		
Embedded derivatives and ALM	**(37,918)**	**69**			(38,601)	(504)		
Total liabilities	**(66,353)**	**19**		**0.11**	(74,469)	(1,113)		(6.11)
Interest spread			**(0.15)**	**0.84**			2.90	0.40

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on March 31, 2009 NIS 143 million (March 31, 2008: NIS 76 million) in the unlinked segment, NIS 48 million (March 31, 2008: NIS 9 million) in the CPI-linked segment, NIS (393) million (March 31, 2008: NIS (1,088) million) in the foreign currency segment (including Israeli currency linked to foreign currency.
(6) Excluding derivative instruments.

Exposure to Changes in Interest Rates - Consolidated
As at March 31, 2009
Appendix 2

	On demand and up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years
	(in million of NIS)			
Israeli currency - unlinked				
Total assets	**110,500**	**3,850**	**7,421**	**7,765**
Total liabilities	**108,859**	**6,038**	**12,058**	**4,739**
Difference	**1,641**	**(2,188)**	**(4,637)**	**3,026**
Effect of forward transactions and special commitments	**3,505**	**3,328**	**4,704**	**386**
Exposure to changes in interest rates within the segment	**5,146**	**1,140**	**67**	**3,412**
Accumulated exposure within the segment	**5,146**	**6,286**	**6,353**	**9,765**
Israeli currency - Linked to the CPI				
Total assets	**923**	**2,100**	**10,431**	**20,212**
Total liabilities	**660**	**1,237**	**4,981**	**9,951**
Difference	**263**	**863**	**5,450**	**10,261**
Effect of forward transactions and special commitments	**(714)**	**(810)**	**(3,581)**	**(2,345)**
Exposure to changes in interest rates within the segment	**(451)**	**53**	**1,869**	**7,916**
Accumulated exposure within the segment	**(451)**	**(398)**	**1,471**	**9,387**
Foreign Currency**				
Total assets	**57,896**	**15,454**	**9,125**	**9,457**
Total liabilities	**48,273**	**25,036**	**15,315**	**5,886**
Difference	**9,623**	**(9,582)**	**(6,190)**	**3,571**
Effect of forward transactions and special commitments	**(12,505)**	**(175)**	**15,162**	**365**
Exposure to changes in interest rates within the segment	**(2,882)**	**(9,757)**	**8,972**	**3,936**
Accumulated exposure within the segment	**(2,882)**	**(12,639)**	**(3,667)**	**269**

* In the "with no repayment period" column, both balance sheet and off-balance sheet figures are presented.
** Israeli operations, including Israeli currency linked to foreign currency, and integrated foreign branches.

General Notes:

(1) Full details regarding the exposure to changes in interest rates in each segment, according to balance sheet items, are available upon request.
(2) The maturity distribution presented above represents the present value of future flows, computed at the internal yield rate for each balance sheet item. Such future flows include interest which will accrue until the earlier of the repayment date or the date of change in the interest rate.
(3) The influence of hedge transactions is included in total assets or total liabilities, accordingly.

From 3 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	With no repayment period*	Total	Internal yield rate	Average life	December 31, 2008 Internal yield rate	December 31, 2008 Average life
		(in million of NIS)				%	in years	%	in years
1,439	**4,274**	**169**	**1**	**3,457**	**138,876**	**3.65**	**0.48**	4.91	0.37
2,445	**1,685**	**321**	**237**	**360**	**136,742**	**1.47**	**0.33**	2.24	0.30
(1,006)	**2,589**	**(152)**	**(236)**	**3,097**	**2,134**	**2.18**	**0.15**	2.67	0.07
(1,150)	**(1,790)**	**14**	**-**	**-**	**8,997**				
(2,156)	**799**	**(138)**	**(236)**	**3,097**	**11,131**				
7,609	**8,408**	**8,270**	**8,034**	**11,131**					
10,667	**11,551**	**2,555**	**61**	**208**	**58,708**	**5.00**	**3.59**	5.04	3.70
6,920	**15,034**	**3,589**	**33**	**-**	**42,405**	**4.07**	**4.01**	4.03	4.22
3,747	**(3,483)**	**(1,034)**	**28**	**208**	**16,303**	**0.93**	**(0.42)**	1.01	(0.52)
(3,334)	**(3,618)**	**(435)**	**-**	**-**	**(14,837)**				
413	**(7,101)**	**(1,469)**	**28**	**208**	**1,466**				
9,800	**2,699**	**1,230**	**1,258**	**1,466**					
4,662	**3,664**	**788**	**15**	**(160)**	**100,901**	**3.69**	**0.62**	3.85	0.41
4,368	**5,538**	**2,462**	**-**	**(716)**	**106,162**	**2.51**	**1.26**	2.87	1.26
294	**(1,874)**	**(1,674)**	**15**	**556**	**(5,261)**	**1.18**	**(0.64)**	0.98	(0.85)
184	**1,187**	**1,622**	**-**	**-**	**5,840**				
478	**(687)**	**(52)**	**15**	**556**	**579**				
747	**60**	**8**	**23**	**579**					

Exposure to Changes in Interest Rates - Consolidated

As at March 31, 2009

Appendix 2 (continued)

	On demand and up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years
	(in million of NIS)			
Non-monetary items				
Total assets	-	-	-	-
Total liabilities	-	-	-	-
Difference	-	-	-	-
Effect of forward transactions and special commitments	-	-	-	-
Exposure to changes in interest rates within the segment	-	-	-	-
Accumulated exposure within the segment	-	-	-	-
Overall exposure to changes in interest rates				
Total assets**	**169,319**	**21,404**	**26,977**	**37,434**
Total liabilities	**157,792**	**32,311**	**32,354**	**20,576**
Difference	**11,527**	**(10,907)**	**(5,377)**	**16,858**
Effect of forward transactions and special commitments	**(9,714)**	**2,343**	**16,285**	**(1,594)**
Exposure to changes in interest rates within the segment	**1,813**	**(8,564)**	**10,908**	**15,264**
Accumulated exposure within the segment	**1,813**	**(6,751)**	**4,157**	**19,421**

* In the "with no repayment period" column, both balance sheet and off-balance sheet figures are presented.

** Including shares presented in the "with no repayment period" column.

General Notes:

(1) Full details regarding the exposure to changes in interest rates in each segment, according to balance sheet items, are available upon request.

(2) The maturity distribution presented above represents the present value of future flows, computed at the internal yield rate for each balance sheet item. Such future flows include interest which will accrue until the earlier of the repayment date or the date of change in the interest rate.

(3) The influence of hedge transactions is included in total assets or total liabilities, accordingly.

From 3 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	With no repayment period*	Total	Internal yield rate	Average life	December 31, 2008 Internal yield rate	December 31, 2008 Average life
		(in million of NIS)				%	in years	%	in years
-	**-**	**-**	**-**	**6,671**	**6,671**				
-	**-**	**-**	**-**	**472**	**472**				
-	**-**	**-**	**-**	**6,199**	**6,199**				
-	**-**	**-**	**-**	**-**	**-**				
-	**-**	**-**	**-**	**6,199**	**6,199**				
-	**-**	**-**	**-**	**6,199**					
			-						
16,768	**19,489**	**3,512**	**77**	**10,176**	**305,156**	**-**	**1.12**	-	1.05
13,733	**22,257**	**6,372**	**270**	**116**	**285,781**	**-**	**1.22**	-	1.25
3,035	**(2,768)**	**(2,860)**	**(193)**	**10,060**	**19,375**	**-**	**(0.10)**	-	(0.20)
(4,300)	**(4,221)**	**1,201**	**-**	**-**	**-**				
(1,265)	**(6,989)**	**(1,659)**	**(193)**	**10,060**	**19,375**				
18,156	**11,167**	**9,508**	**9,315**	**19,375**					

Management Review - Total Credit Risk to the Public by Economic Sectors - Consolidated

Appendix 3

(in millions of NIS)

	As at March 31, 2009				
	Balance sheet Credit Risk [1]	Off-balance sheet credit risk[2]	Total credit risk to the public	Specific provision for doubtful debts	Problematic debt balances[3]
In respect of borrower activities in Israel					
Agriculture	**1,350**	**487**	**1,837**	**4**	**148**
Industry	**20,258**	**20,997**	**41,255**	**88**	**4,624**
Construction and Real Estate	**39,818**	**18,693**	**58,511**	**12**	**5,865**
Electricity and water	**2,112**	**2,087**	**4,199**	**-**	**2**
Commerce	**12,663**	**6,362**	**19,025**	**7**	**444**
Hotels, hospitality & Food Services	**6,552**	**1,706**	**8,258**	**9**	**1,175**
Transportation and storage	**6,731**	**2,574**	**9,305**	**3**	**204**
Communications and computer services	**4,011**	**2,839**	**6,850**	**9**	**418**
Financial services	**19,005**	**19,717**	**38,722**	**-**	**1,082**
Other business services	**11,779**	**5,838**	**17,617**	**24**	**332**
Public and community services	**6,532**	**1,647**	**8,179**	**1**	**263**
Private individuals - housing loans	**31,298**	**465**	**31,763**	**(7)**	**1,012**
Private individuals - other	**34,079**	**69,128**	**103,207**	**86**	**702**
Total with respect to borrower activities in Israel	**196,188**	**152,540**	**348,728**	**236**	**16,271**
With respect to borrowers activities abroad	**32,314**	**22,329**	**54,643**	**34**	**1,116**
Total	**228,502**	**174,869**	**403,371**	**270**	**17,387**
Credit risk included within the various economic sectors:					
Settlement movements[4]	**3,767**	**1,513**	**5,280**	**18**	**649**
Local authorities[5]	**4,188**	**290**	**4,478**	**-**	**54**

(1) Credit to the public, investments in corporate bonds, securities which were borrowed or bought under agreements to resell and assets deriving from derivative instruments transacted against the public amounted to NIS 221,936, 4,043, 19 and 2,504 respectively.
(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of single borrower credit limitations.
(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.
(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.
(5) Including entities under their control.
Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Management Review - Total Credit Risk to the Public by Economic Sectors - Consolidated

Appendix 3 (continued)

(in millions of NIS)

	As at March 31, 2008*				
In respect of borrower activities in Israel (continued)	Balance sheet Credit Risk (1)	Off-balance sheet credit risk(2)**	Total credit risk to the public	Specific provision for doubtful debts	Problematic debt balances(3)
Agriculture	1,383	490	1,873	(103)	128
Industry	21,326	15,811	37,137	70	3,961
Construction and Real Estate	36,494	19,417	55,911	14	4,186
Electricity and water	2,314	2,358	4,672	-	3
Commerce	12,238	7,774	20,012	14	392
Hotels, hospitality & Food Services	4,936	2,239	7,175	(14)	1,187
Transportation and storage	5,991	2,534	8,525	-	55
Communications and computer services	3,767	2,881	6,648	26	660
Financial services	17,313	21,986	39,299	(5)	598
Other business services	9,935	3,960	13,895	11	322
Public and community services	6,320	1,448	7,768	2	243
Private individuals - housing loans	29,677	537	30,214	13	1,022
Private individuals - other	35,717	62,720	98,437	43	548
Total with respect to borrower activities in Israel	187,411	144,155	331,566	71	13,305
With respect to borrowers activities abroad	45,800	30,505	76,305	1	304
Total	233,211	174,660	407,871	72	13,609
Credit risk included within the various economic sectors:					
Settlement movements(4)	4,006	1,348	5,354	(103)	992
Local authorities(5)	3,875	289	4,164	-	57

* Reclassified - Other debtors in respect of credit cards, in the amount of NIS 4,941 million, which were presented in a separate line in the financial statements as at March 31, 2008 have been reclassified to the various economic sectors.

** Restated - off-balance sheet credit risk has been restated to include a correction in credit facilities balances related to credit cards.

(1) Credit to the public, investments in corporate bonds, securities which were borrowed or bought under agreements to resell and assets deriving from derivative instruments transacted against the public amounted to NIS 221,918, 16,040, 962 and 4,291 respectively.

(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of single borrower credit limitations.

(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.

(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.

(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Management Review - Total Credit Risk to the Public by Economic Sectors - Consolidated

(in millions of NIS)

Appendix 3 (continued)

	As at December 31, 2008				
In respect of borrower activities in Israel (continued)	Balance sheet Credit Risk [1]	Off-balance sheet credit risk[2]*	Total credit risk to the public	Specific provision for doubtful debts	Problematic debt balances[3]
Agriculture	1,404	489	1,893	(99)	158
Industry	20,608	18,130	38,738	431	3,596
Construction and Real Estate	39,663	19,660	59,323	418	5,847
Electricity and water	2,140	2,691	4,831	2	2
Commerce	14,162	7,073	21,235	54	410
Hotels, hospitality & Food Services	5,422	1,895	7,317	(11)	1,126
Transportation and storage	6,486	2,440	8,926	68	211
Communications and computer services	3,986	2,619	6,605	120	430
Financial services	20,691	21,860	42,551	111	1,001
Other business services	12,017	3,963	15,980	63	289
Public and community services	6,650	1,767	8,417	12	224
Private individuals - housing loans	31,542	366	31,908	17	984
Private individuals - other	34,477	66,763	101,240	273	754
Total with respect to borrower activities in Israel	199,248	149,716	348,964	1,459	15,032
With respect to borrowers activities abroad	34,048	20,141	54,189	84	1,053
Total	233,296	169,857	403,153	1,543	16,085
Credit risk included within the various economic sectors:					
Settlement movements[4]	3,894	1,469	5,363	(114)	720
Local authorities[5]	4,188	299	4,487	-	58

* Restated - off-balance sheet credit risk has been restated to include a correction in credit facilities balances related to credit cards.

(1) Credit to the public, investments in corporate bonds, securities which were borrowed or bought under agreements to resell and assets deriving from derivative instruments transacted against the public amounted to NIS 223,153, 4,504, 0 and 5,639 respectively.

(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of single borrower credit limitations.

(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.

(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.

(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Exposure to Foreign Countries - Consolidated(1)

(in millions of NIS)

Appendix 4

Part A - Information regarding total exposures to foreign countries and exposures to countries where total exposure to each country is greater than 1% of total consolidated assets or greater than 20% of capital, whichever is lower.

	As at March 31, 2009									
	Balance Sheet Exposure								Off-Balance Sheet Exposure(2)	
	Cross-Border Balance Sheet Exposure			Balance-sheet exposure of the Bank's overseas offices to local residents						
Country	To Governments(3)	To Banks	Others	Balance-sheet exposures before deduction for local liabilities	Deduction for local liabilities	Balance-sheet exposures, net of local liabilities	Total balance-sheet exposure	Problematic debt balance(4)	Total off-balance-sheet exposure	Of which: off-balance-sheet problematic credit risk
A. United States	**4**	**3,683**	**1,302**	**25,004**	**8,274**	**16,730**	**21,719**	**644**	**16,135**	**91**
B. England	**-**	**2,384**	**906**	**2,257**	**1,035**	**1,222**	**4,512**	**155**	**6,108**	**3**
C. France	**-**	**1,693**	**356**	**-**	**-**	**-**	**2,049**	**2**	**3,254**	**-**
D. Turkey	**2**	**180**	**431**	**3,671**	**130**	**3,541**	**4,154**	**33**	**1,265**	**-**
E. Switzerland	**-**	**405**	**442**	**5,920**	**-**	**5,920**	**6,767**	**-**	**1,923**	**-**
F. Germany	**260**	**2,097**	**797**	**-**	**-**	**-**	**3,154**	**4**	**2,825**	**-**
G. Others	**540**	**5,985**	**5,575**	**363**	**168**	**195**	**12,295**	**162**	**4,112**	**-**
Total exposure to foreign countries	**806**	**16,427**	**9,809**	**37,215**	**9,607**	**27,608**	**54,650**	**1,000**	**35,622**	**94**
Total exposure to LDC countries	**38**	**1,048**	**829**	**3,987**	**294**	**3,693**	**5,593**	**40**	**1,470**	**-**

(1) Based on the final risk, taking into account guarantees, liquid collateral and credit derivatives.
(2) Credit risk in off-balance-sheet financial instruments, as calculated for the purpose of the limits on indebtedness of a borrower.
(3) Governments, Official institutions and Central Banks.
(4) Balance of problematic debts, net of debts covered by collateral deductible for the purpose of the limits on indebtedness of a borrower and of a group of borrowers. Does not include off-balance-sheet risk-adjusted assets.

Exposure to Foreign Countries - Consolidated[1]

(in millions of NIS)

Appendix 4 (continued)

Part A - Information regarding total exposures to foreign countries and exposures to countries where total exposure to each country is greater than 1% of total assets or greater than 20% of capital, whichever is lower (continued).

	As at December 31, 2008									
	Balance Sheet Exposure								Off-Balance Sheet Exposure[2]	
	Cross-Border Balance Sheet Exposure			Balance-sheet exposure of the Bank's overseas offices to local residents						
Country	To Governments[3]	To Banks	Others	Balance-sheet exposures before deduction for local liabilities	Deduction for local liabilities	Balance-sheet exposures, net of local liabilities	Total balance-sheet exposure	Problematic debt balance[4]	Total off-balance-sheet exposure	Of which: off-balance-sheet problematic credit risk
A. United States	9	2,994	1,791	16,363	8,908	7,455	12,249	651	15,846	26
B. England	1	*2,916	802	956	840	116	*3,835	107	*8,635	3
C. France	-	1,690	351	-	-	-	2,041	2	1,754	-
D. Turkey	13	173	269	3,591	48	3,543	3,998	24	*1,345	-
E. Switzerland	-	324	459	3,798	-	3,798	4,581	-	1,861	-
F. Germany	464	*2,001	633	-	-	-	*3,098	18	*2,945	-
G. Others	400	5,542	4,827	410	159	251	11,020	239	4,970	20
Total exposure to foreign countries	887	15,640	9,132	25,118	9,955	15,163	40,822	1,041	*37,356	49
Total exposure to LDC countries	34	1,002	750	3,959	207	3,752	5,538	81	*1,606	-

* Reclassified.

(1) Based on the final risk, taking into account guarantees, liquid collateral and credit derivatives..

(2) Credit risk in off-balance-sheet financial instruments, as calculated for the purpose of the limits on indebtedness of a borrower.

(3) Governments, Official institutions and Central Banks.

(4) Balance of problematic debts, net of debts covered by collateral deductible for the purpose of the limits on indebtedness of a borrower and of a group of borrowers. Does not include off-balance-sheet risk-adjusted assets.

Part B - Information regarding countries where total exposure to each country is between 0.75% and 1% of total consolidated assets, or between 15% and 20% of capital, whichever is lower.

Name of Country:

Canada

The aggregate balance-sheet exposures to foreign countries detailed in this section total NIS 2,098 million as at March 31, 2009.

(December 31, 2008: NIS 2,525 million)

Note: Data for March 2009 include countries that do not exceed the required exposure amount, because these countries were included in the data for December 2008.

CEO Certification

I, Zvi Ziv, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended March 31, 2009 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the financial statements and other financial information included in the Report fairly reflect the financial condition, results of operations, changes in shareholders' equity, and cash flows of the Bank in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures with regard to the Bank's disclosure and internal control of financial reporting (as defined in the Public Reporting Directives concerning the "Board of Directors' Report"); furthermore:
   A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular during the preparation of the Report;
   B. We have established such internal control of financial reporting, or caused such internal control of financial reporting to be established under our supervision, intended to provide a reasonable degree of confidence with regard to the reliability of the financial reporting, and that the financial reports for external purposes are prepared in accordance with generally accepted accounting principles and with the directives and guidelines of the Supervisor of Banks;
   C. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure in the Report, as at the end of the period covered in the Report, based on our assessment; and
   D. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditors, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, or report financial information; and
   B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Zvi Ziv

President & Chief Executive Officer

Tel Aviv, May 25, 2009.

Chief Accountant Certification

I, Ofer Levy, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended March 31, 2009 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the financial statements and other financial information included in the Report fairly reflect the financial condition, results of operations, changes in shareholders' equity, and cash flows of the Bank in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures with regard to the Bank's disclosure and internal control of financial reporting (as defined in the Public Reporting Directives concerning the "Board of Directors' Report"); furthermore:
   A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular during the preparation of the Report;
   B. We have established such internal control of financial reporting, or caused such internal control of financial reporting to be established under our supervision, intended to provide a reasonable degree of confidence with regard to the reliability of the financial reporting, and that the financial reports for external purposes are prepared in accordance with generally accepted accounting principles and with the directives and guidelines of the Supervisor of Banks;
   C. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure in the Report, as at the end of the period covered in the Report, based on our assessment; and
   D. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditors, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, or report financial information; and
   B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Tel Aviv, May 25, 2009.

KPMG

BDO ZIV HAFT

Auditors' Report to the Shareholders of Bank Hapoalim Ltd.

Introduction

We have reviewed the accompanying financial information of Bank Hapoalim B.M. and its subsidiaries (hereinafter - the "Bank") comprising of the condensed consolidated interim balance sheet as at March 31, 2009 and the related condensed consolidated interim statements of income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board "Interim Financial Reporting" and in accordance with the guidelines and directives of the Supervisor of Banks. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We have conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel, and a review standard applied in the review of banking institutions according to the guidelines and directives of the Supervisor of Banks. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board and in accordance with the instructions and directives of the Supervisor of Banks.

Without qualifying our above conclusion, we call attention to Note 6D (B) regarding the exposure to class actions that were filed against the Bank and its subsidiaries.

Somekh Chaikin	**Ziv Haft**
Certified Public Accountants (Isr.)	Certified Public Accountants (Isr.)

Tel Aviv, May 25, 2009.

Condensed Consolidated Balance Sheet
as at March 31, 2009

(in millions of NIS)

December 31 2008 Audited		March 31 2009 Unaudited	March 31 2008 Unaudited
	Assets		
38,590	Cash on hand and deposits with banks	**41,079**	*36,816
26,657	Securities	**27,587**	*42,272
-	Securities which were borrowed or bought under agreements to resell	**19**	962
222,100	Credit to the public	**220,859**	*210,496
270	Credit to governments	**333**	341
480	Investments in equity basis investees	**118**	677
3,905	Buildings and equipment	**3,872**	3,988
14,845	Other assets	**11,289**	13,364
306,847	Total assets	**305,156**	308,916
	Liabilities and Shareholders' Equity		
226,953	Deposits from the public	**232,442**	231,520
8,198	Deposits from banks	**6,519**	11,650
1,657	Deposits from the Government	**1,652**	1,999
237	Securities which were lent or sold under agreements to repurchase	**185**	1,508
20,818	Debentures and subordinated notes	**18,967**	18,627
29,759	Other liabilities	**26,016**	25,357
287,622	Total liabilities	**285,781**	290,661
430	Minority interests	**389**	933
18,795	Shareholders' equity	**18,986**	17,322
306,847	Total liabilities and shareholders' equity	**305,156**	308,916

* Reclassified.

The accompanying notes are an integral part of these condensed financial statements.

Dan Dankner
Chairman of the
Board of Directors

Zvi Ziv
President &
Chief Executive Officer

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Tel-Aviv, May 25, 2009.

Condensed Consolidated Statement of Profit and Loss
for the period ended March 31, 2009

(in millions of NIS)

Year ended December 31 2008 Audited		Three months ended March 31 2009 Unaudited	Three months ended March 31 2008 Unaudited
3,256	Profit (loss) from financing activities before provision for doubtful debts	**972**	(2,012)
1,520	Provision for doubtful debts	**314**	32
1,736	Profit (loss) from financing activities after provision for doubtful debts	**658**	(2,044)
	Operating and other income		
*4,654	Operating commissions	**1,101**	*1,264
(113)	Profits (losses) from investments in shares, net	**4**	(3)
*114	Other income	**57**	*23
4,655	Total operating and other income	**1,162**	1,284
	Operating and other expenses		
4,762	Salaries and related expenses	**1,122**	1,463
1,355	Maintenance and depreciation of buildings and equipment	**341**	343
2,030	Other expenses	**477**	462
8,147	Total operating and other expenses	**1,940**	2,268
(1,756)	Operating loss before taxes	**(120)**	(3,028)
(397)	Tax benefit on operating loss	**(140)**	(952)
(1,359)	Operating profit (loss) after taxes	**20**	(2,076)
(195)	Share in net, after-tax operating profits of equity basis investees	**3**	7
	Minority interests, in net after-tax operating (profits) losses		
85	of subsidiary companies	**(2)**	64
(1,469)	Net operating profit (loss)	**21**	(2,005)
574	Net profit (loss) from extraordinary transactions, after taxes	**21**	438
(895)	Net profit (loss)	**42**	(1,567)
	Earnings per share (in NIS):		
	Basic and Diluted earnings		
(1.13)	Net operating profit (loss)	**0.02**	(1.59)
0.44	Profit from extraordinary transactions	**0.01**	0.35
(0.69)	Net profit (loss) per share	**0.03**	(1.24)

* Reclassified.

The accompanying notes are an integral part of these condensed financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the period ended March 31, 2009

(in millions of NIS)

	For the three months ended March 31, 2009								
		Capital Reserves			Cumulative other comprehensive income				
	Share Capital and Premium	Capital fund inherent in share based payment transactions	Other Capital reserves	Total Capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments*	Net losses from cash flow hedging	Surplus	Total Shareholder's equity
	Unaudited								
Balance as at December 31, 2008	**8,033**	**151**	**5**	**8,189**	**28**	**(135)**	**(70)**	**10,783**	**18,795**
Net profit								**42**	**42**
Adjustments in respect of presentation of securities available for sale at fair value					**119**				**119**
Adjustments in respect of presentation of securities available for sale which were reclassified to the statement of profit and loss					**88**				**88**
Related tax effect					**(66)**				**(66)**
Benefit inherent in share based payment transactions		**11**		**11**					**11**
Realization of options to shares	**14**	**(13)**		**1**					**1**
Net losses in respect of cash flow hedging which was reclassified to the statement of profit and loss							**(1)**		**(1)**
Translation adjustments relating to equity basis investees*						**20**			**20**
Other adjustments relating to equity basis investees	**-**	**-**	**(23)**	**(23)**					**(23)**
Balance as at March 31, 2009	**8,047**	**149**	**(18)**	**8,178**	**169**	**(115)**	**(71)**	****10,825**	**18,986**

* Adjustments from translation of financial statements of autonomous units.
** Includes NIS 2,741 million that cannot be distributed as dividend.

The accompanying notes are an integral part of the financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the period ended March 31, 2009 (continued)

(in millions of NIS)

	For the three months ended March 31, 2008								
		Capital Reserves			Cumulative other comprehensive income				
	Share Capital and Premium	Capital fund inherent in share based payment transactions	Other Capital reserves	Total Capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments*	Net Profits (losses) from cash flow hedging	Surplus	Total Shareholder's equity
	Unaudited								
Balance as at December 31, 2007	7,259	137	7	7,403	(145)	(11)	(147)	11,678	18,778
Net profit		-		-				(1,567)	(1,567)
Adjustments in respect of presentation of securities available for sale at fair value				-	(149)			-	(149)
Adjustments in respect of presentation of securities available for sale which were reclassified to the statement of profit and loss				-	581			-	581
Related tax effect				-	(161)			-	(161)
Benefit inherent in share based payment transactions	-	6		6					6
Realization of options to shares	21	(21)		-					-
Net losses in respect of cash flow hedging				-			(191)	-	(191)
Related tax effect				-			70	-	70
Translation adjustments relating to equity basis investees*				-		(40)		-	(40)
Other adjustments relating to equity basis investees	-		(5)	(5)					(5)
Balance as at March 31, 2008	7,280	122	2	7,404	126	(51)	(268)	10,111	17,322

* Adjustments from translation of financial statements of autonomous units.

The accompanying notes are an integral part of the financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the period ended March 31, 2009 (continued)

(in millions of NIS)

	For the year ended December 31, 2008								
		Capital Reserves			Cumulative other comprehensive income				
	Share Capital and Premium	Capital fund inherent in share based payment transactions	Other Capital reserves	Total Capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments*	Net Profits (losses) from cash flow hedging	Surplus	Total Shareholder's equity
	Audited								
Balance as at December 31, 2007	7,259	137	7	7,403	(145)	(11)	(147)	11,678	18,778
Net profit	-			-				(895)	(895)
Share Issue	736		3	739					739
Adjustments in respect of presentation of securities available for sale at fair value				-	(400)			-	(400)
Adjustments in respect of presentation of securities available for sale which were reclassified to the statement of profit and loss				-	659			-	659
Related tax effect				-	(86)			-	(86)
Benefit inherent in share based payment transactions	-	52		52					52
Realization of options to shares	38	(38)	-	-					-
Net losses in respect of cash flow hedging				-			(11)	-	(11)
Net profit in respect of cash flow hedging which was reclassified to the statement of profit and loss							133		133
Related tax effect				-			(45)		(45)
Translation adjustments relating to equity basis investees*				-		(124)		-	(124)
Other adjustments relating to equity basis investees	-		(5)	(5)					(5)
Balance as at December 31, 2008	8,033	151	5	8,189	28	(135)	(70)	10,783	18,795

* Adjustments from translation of financial statements of autonomous units.

The accompanying notes are an integral part of the financial statements.

Condensed Statement of Cash Flows - Consolidated
(in millions of NIS)

for the period ended March 31, 2009

	For the three month period ended March 31 2009	For the year ended December 31 2008
Cash flows generated by operating activities		
Net profit (loss) for the year	**42**	(895)
Adjustments to reconcile net profit to net cash generated by operating activities:		
The bank's share in net equity basis investees including dividend received	**(3)**	243
Minority interests in net profits (losses) of consolidated companies	**2**	(85)
Depreciation	**162**	628
Other amortizations, net	**1**	46
Provision for doubtful debts	**314**	1,520
Loss (gain) from sale and adjustment of securities available for sale and held to maturity	**81**	7,896
Realized and unrealized loss (profit) from adjustments to fair value of securities held for trading	**(12)**	(35)
Loss (profit) from sale, decrease in value and change in holding rates in subsidiaries affiliates	**1**	(164)
Loss (gain) from sale of buildings and equipment	**-**	(12)
Provision for anticipated loss in respect of buildings designated for sale	**(2)**	-
Change in benefit inherent in share based transactions	**11**	59
Retirement compensation - Increase in excess accrued reserve over prepaid assets	**(19)**	627
Deferred taxes, net	**(166)**	(338)
Net cash inflow generated by operating activities	**412**	9,490
Cash flows used in activities in assets		
Deposits in banks, net	**4,162**	(1,510)
Acquisition of debentures held to maturity	**(3)**	(175)
Proceeds from redemption of debentures held to maturity	**1,569**	1,051
Acquisition of securities available for sale	**(5,644)**	(25,678)
Proceeds from sale of securities available for sale	**4,469**	33,942
Securities held for trading, net	**(825)**	1,598
Securities which were borrowed or bought under agreements to resell, net	**(19)**	471
Credit to the public, net	**951**	(24,587)
Credit to governments, net	**(63)**	134
Investment in capital notes of an equity-basis investee	**-**	(202)
Proceeds in respect of companies removed from consolidation (Addendum A)	**-**	(823)
Proceeds from sale of investment in equity-basis investees	**2**	-
Acquisition of buildings and equipment	**(128)**	(820)
Proceeds from sale of buildings and equipment	**1**	38
Other assets, net	**3,656**	(6,076)
Net cash inflow for activities in assets	**8,128**	(22,637)

The accompanying notes are an integral part of the financial statements.

Condensed Statement of Cash Flows - Consolidated
(in millions of NIS)

for the periods ended March 31, 2009 (continued)

	For the three month period ended March 31 2009	For the year ended December 31 2008
Cash flows generated by activities in liabilities and capital		
Deposits from the public, net	**5,489**	7,565
Deposits from banks, net	**(1,679)**	(3,229)
Deposits from the Government, net	**(5)**	(553)
Securities which were lent or sold under agreements to repurchase, net	**(52)**	(1,151)
Debentures and subordinated notes, net	**(1,851)**	2,006
Other liabilities, net	**(3,749)**	9,689
Issue of shares and options	**1**	739
Dividend paid to minority shareholders in subsidiaries	**(43)**	-
Net cash inflow generated by activities in liabilities and capital	**(1,889)**	15,066
Increase (decrease) in cash	**6,651**	1,919
Balance of cash at beginning of year	**29,919**	28,000
Balance of cash at end of year	**36,570**	29,919

Addendum A

	2009	2008
Consideration from realization of investments in subsidiaries that were consolidated in the past:		
Assets and Liabilities of the subsidiaries consolidated in the past, at the date of sale:		
Assets[(1)]	-	9,563
Liabilities	-	(10,121)
Minority interests	-	(429)
Capital gain from realization of investments in subsidiaries that were consolidated in the past	-	164
Cash flow from realization of investments in subsidiaries consolidated in the past	-	(823)

(1) In 2008: Excluding cash in the amount of NIS 1,516 million.

Note 1
Accounting Policy and the Effect of New Accounting Standards in the Period Prior to Implementation

A. Accounting Policy

The Condensed Financial Statements as at March 31, 2009 were prepared in accordance with the generally accepted accounting principles and in accordance with the guidelines and directives of the Supervisor of Banks. The accounting principles that were used in the preparation of these Financial Statements were implemented in accordance with the same accounting principles that were used in the preparation of the Audited Annual Financial Statements as at December 31, 2008, with the exception specified in section B below.

These reports should be perused in the context of the Annual Financial Statements as at December 31, 2008, and the accompanying Notes.

B. First-Time Implementation of New Accounting Standards:

In January 2009, the Israel Accounting Standards Board published the amended Accounting Standard No. 15, "Impairment of Assets" (hereinafter: the "Standard"), Clarification No. 10 - "Accounting Treatment of Impairment of an Investment in an Affiliated Company that is Not a Subsidiary," and a reformulation of Clarifications No. 1 and No. 6 on "Accounting Treatment of Impairment of an Investment in an Affiliated Company that is Not a Subsidiary" and on "Treatment of Impairment of Assets of an Affiliated Company that is Not a Subsidiary," respectively.

The Standard primarily changes the accounting treatment of the manner of consolidated allocation of goodwill to cash-generating units. Pursuant to the Standard, in order to examine impairment, goodwill acquired in the course of a joining of businesses is allocated as of the date of the acquisition to each of the cash-generating units or groups of cash-generating units of the acquiree, and to each of the cash-generating units or groups of cash-generating units of the acquirer, which are expected to benefit from the synergies of the joining, regardless of whether other assets or other liabilities of the acquired entity are assigned to those units or groups of units. The basis for allocation shall be according to the relative fair value of the units at the acquisition date. Thus, the impairment of goodwill is to be examined on a level reflecting the manner in which the entity administers its operations and to which the goodwill belongs. The Standard further stipulates that each unit or group of units to which goodwill has been allocated shall represent the lowest level at which goodwill is monitored for internal administration purposes, and shall not be larger than a segment, as determined under Accounting Standard No. 11, "Segmental Reporting." The Standard thereby cancelled the accounting treatment in the previous standard concerning the application of a two-stage test to examine the recognition of impairment ("top-down" and "bottom-up" tests).

Clarification No. 10 stipulates how a loss from impairment of an affiliated company that is not a subsidiary should be allocated, including the treatment of a cancellation of a loss from impairment recognized in previous periods.

According to the clarification, an entity must determine at each balance-sheet date whether signs exist to indicate impairment of an investment in an equity-basis investee. If such a sign exists, the entity must estimate the recoverable amount of the investment, in accordance with the directives of the Standard. If a loss from impairment is recognized, according to the Standard, this loss shall be allocated to the investment as a whole. The cancellation of a loss from impairment of the investment shall also be performed by examining the investment as a whole. Clarification No. 10 thereby cancels the rules set forth in Standard No. 15 prior to its amendment, whereby the allocation of a loss from impairment of an investment in an equity-basis investee was first allocated to goodwill in the investment account, and the balance of the loss was recorded against the investment as a whole.

The amendment of Clarification No. 1 has been adapted to the accounting treatment of impairment of investee companies, as stipulated in the Standard and in Clarification No. 10.

A letter from the Supervisor of Banks, distributed in April 2009, determined that banking corporations shall prepare their financial statements for periods beginning on January 1, 2009, or later, according to the amended Standard No. 15, including its related clarifications. Therefore, the Bank is implementing the directives of the standard, from this point forward, commencing from the first quarter of 2009. The implementation of this standard had no material impact on the financial statements of the Bank Group.

C. Effect of New Accounting Standards in the Period Prior to Implementation:

1. In July 2006, the Israel Accounting Standards Board published the Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" (hereinafter: the "Standard"). The Standard stipulates that entities subject to the Securities Law, 1968 and required to report under its regulations shall prepare their financial statements according to IFRS for periods starting as of January 1, 2008. The aforesaid does not apply to banking corporations whose financial statements are prepared according to the directives and guidelines of the Supervisor of Banks.

With regard to the manner of implementation of the Standard by banking corporations, the Supervisor of Banks has notified the banking corporations of the following:

a. The Supervisor of Banks intends to routinely set forth directives for the implementation of Israeli standards published by the Israel Accounting Standards Board based on IFRS that do not pertain to the core business of banking.

b. In the second half of 2009, the Supervisor of Banks will publish his decision regarding the implementation date of IFRS pertaining to the core business of banking, taking into consideration the results of the process of adoption of these standards in Israel, on one hand, and the progress of the convergence process between IFRS and American accounting standards, on the other hand.

Therefore, with regard to the core business of banking, financial statements of banking corporations prepared according to the directives and guidelines of the Supervisor of Banks shall continue to be prepared based on the American accounting standards as stipulated in the Public Reporting Directives.

Note 1
Accounting Policy and the Effect of New Accounting Standards in the Period Prior to Implementation (continued)

2. In December 2006, the Israel Accounting Standards Board issued Accounting Standard No. 23 concerning the accounting treatment of transactions between an entity and its controlling party (hereinafter: "Standard 23"). The standard replaces the Securities Regulations (Presentation ofTransactions between a Corporation and its Controlling Party in Financial Statements), -1996, as adopted in the Public Reporting Directives of the Supervisor of Banks. The standard stipulates that assets and liabilities in respect of which a transaction has been executed between an entity and its controlling party shall be measured at the date of the transaction at fair value, with the difference between the fair value and the consideration attributed in the transaction to be allocated to shareholders' equity. A negative difference essentially constitutes a dividend and therefore reduces the balance of surpluses. A positive difference essentially constitutes an owner's investment, and is therefore stated in a separate item under shareholders' equity: "capital fund from a transaction between an entity and its controlling party."

The standard addresses three issues related to transactions between an entity and its controlling party, as follows:

- Transfers of assets to the entity from the controlling party, or conversely, transfers of assets from the entity to the controlling party.
- Undertaking of a liability of the entity towards a third party, in full or in part, by the controlling party, or indemnification of the entity by its controlling party for expenses, or a waiver by the controlling party of a debt owed by the entity, in full or in part.
- Loans given to or received from the controlling party. In addition, the standard stipulates the disclosure to be made in the financial statements with regard to transactions between an entity and its controlling party during the period.

In May 2008 the Supervisor of Banks issued a letter stating that the rules that are to apply to banking corporations and credit-card companies with regard to the treatment of transactions between an entity and its controlling party are being reexamined. According to the letter, the Supervisor of Banks intends to apply the following rules to transactions between banking corporations or credit-card companies and their controlling parties, and to transactions between banking corporations and companies under their control:

a. International financial reporting standards.

b. In the absence of a specific reference in the international reporting standards, generally accepted accounting principles in the United States applicable to banking corporations in the U.S. shall be applied, provided that they do not conflict with international reporting standards.

c. In the absence of references in U.S. generally accepted accounting principles, parts of Standard 23 shall be applied, provided that they do not conflict with international reporting standards or with U.S. generally accepted accounting principles, as noted above.

As at the date of publication of the financial statements, the Supervisor of Banks has not yet issued a final directive with regard to the adoption of specific rules on this subject and with regard to the manner of the first-time implementation thereof.

3. Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses

A circular of the Supervisor of Banks on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses" (hereinafter: the "Circular" or the "Directive") was issued on December 31, 2007. The Circular is based, *inter alia*, on U.S. accounting standards (mainly FAS 5 and FAS 114) and the related regulatory directives of bank supervision agencies and the Securities and Exchange Commission in the United States. The fundamental guiding principles of the Circular represent a substantial departure from the current directives, which are detailed in Note 2F to the Annual Financial Statements for 2008, regarding the classification of problematic debts and the measurement of provisions for credit losses in respect of such debts.

According to the Circular, banking corporations are required to make provisions for credit losses at an appropriate level in order to cover estimated credit losses with respect to its credit portfolio. In addition to the aforesaid, according to the Circular, provisions must be made in a separate liability account at an appropriate level to cover estimated credit losses related to off-balance-sheet credit instruments, such as contractual engagements to provide credit and guarantees. The required provision to cover estimated credit losses with respect to the credit portfolio is to be assessed by one of two methods: "individual provisions" and "group provisions."

The Circular requires an individual examination of decline in value to be performed for all debts where the contractual balance (without deducting accounting write-offs that do not involve legal waivers, unrecognized interest, provisions for credit losses, and collateral) is NIS 1 million or more, and for other debts identified by the banking corporation for individual assessment and for which the provision for decline in value is not included in the group provision. The Bank has chosen to identify debts with a total contractual balance (as described above) aggregated at the customer level of NIS 1 million or more for individual examination. The individual provision for credit losses is to be assessed based on expected future cash flows, discounted at the original effective interest rate of the debt; or, for debts contingent upon collateral, or when the banking corporation determines that seizure of an asset is expected, according to the fair value of the collateral placed under lien to secure the credit.

Group provisions are to be calculated in order to reflect provisions for decline in value in respect of unidentified credit losses inherent in large groups of small debts with similar risk attributes, and in respect of debts identified for individual examination and found to be unimpaired. The provision for credit losses in respect of debts evaluated on a group basis, excluding residential loans, for which a minimum specific provision was calculated based on the extent of arrears, is to be calculated in accordance with the rules stipulated in the U.S. accounting standard FAS 5 - Accounting for Contingencies (hereinafter: "FAS 5"), based on statistical models. The required provision in respect of off-balance-sheet credit instruments is to be assessed in accordance with the rules stipulated in U.S. accounting standard FAS 5.

Note 1
Accounting Policy and the Effect of New Accounting Standards in the Period Prior to Implementation (continued)

The Directive stipulates various definitions and classifications of balance-sheet and off-balance-sheet credit risk, rules for the recognition of interest income from impaired debts, and rules for accounting write-offs of problematic debts. Among other things, the Circular states that a debt should be marked as impaired when the debt is identified for individual examination and the banking corporation estimates that it will be unable to collect the full amount owed to it according to the contractual terms of the debt agreement, including any debt identified for individual examination which is more than 90 days in arrears, any restructuring of problematic debt, and any debt in a current drawing account or in a current account charged with an addition of exceptional interest (as noted in Proper Conduct of Banking Business Directive No. 325). Further, according to the Circular, accounting write-offs should be performed for all individually examined debts thought to be uncollectible, in amounts of such low value that their retention as assets is unjustified, or debts in respect of which the banking corporation has carried out prolonged collection efforts. With regard to debts evaluated on a group basis, accounting write-off rules were established based on the period of arrears and other parameters. In addition, requirements regarding documentation and disclosure in financial statements of problematic debts were significantly expanded.

The Directive is to be implemented in the financial statements of banking corporations and credit-card companies from the statements dated January 1, 2010 (hereinafter: the "First Implementation Date") forward. The Directive is not to be implemented retroactively in financial statements for previous periods. At the First Implementation Date, banking corporations and credit card companies will be required, among other things, to:

- Perform accounting write-offs of all debts meeting the conditions for accounting write-offs on that date.
- Adjust the balance of the provision for credit losses in respect of credit to the public and in respect of off-balance-sheet credit instruments at the transition date to the requirements of the Directive.
- Classify all debts meeting the conditions for such classification as under special supervision, inferior, or impaired. Cancel all accrued unpaid interest income in respect of all debts meeting the relevant conditions on that date.
- Examine the need to adjust the balance of current and deferred taxes receivable and payable.

Adjustments of the balance of the provision for credit losses in respect of credit to the public and in respect of off-balance-sheet credit instruments to the requirements of the Directive at the First Implementation Date are to be included directly in the item, "surpluses" in shareholders' equity.

In this connection, it was clarified that despite the definition according to which restructured problematic debt is impaired debt, banking corporations and credit-card companies are not required to classify as impaired debts restructured prior to January 1, 2007, provided that the debt is not impaired based on the conditions stipulated in the restructuring agreement.

The Bank is required to implement the Circular as of January 1, 2010. The performance of provisions for credit losses pursuant to the Circular is materially different from that currently implemented in accordance with Public Reporting Directives and Proper Conduct of Banking Business No. 314 concerning the treatment of problematic debts and in respect of off-balance-sheet credit exposures, and may have a material impact on the reported results and financial position of the Bank. In addition, implementation of the Directive requires substantial preparations and changes to existing information systems, which are currently not adapted to reporting according to the proposed principles.

The Bank's preparations for the implementation of the Directive includes, inter alia, the establishment of a steering committee led by a member of the Board of Management; allocation of financial, computing, and human resources at the necessary level in order to comply with the requirements and timelines stipulated in the Directive; and the examination and change of processes, systems, controls, and procedures at the Bank related to credit risks.

As part of the implementation of the Directive, the Bank is developing and updating various IT tools and processes, primarily the following: preparation of suitable information infrastructures and management of new debt components; segmentation of credit by the different types of provisions; location and identification of problematic credit; calculation of group provisions; accounting write-offs; adaptation of systems to individual examinations of credit; and adaptation of accounting systems for the required accounting treatment and reporting. As at March 31, 2009, the Bank is at the stage of specifications, development and testing with regard to the preparation of suitable information infrastructures, accounting write-offs, and the adaptation of computer systems to individual examinations of credit. Most of the other processes listed above have been completed. Implementation of the system and the necessary training for relevant Bank personnel will be performed following the completion of development and testing, towards the end of 2009.

At this stage, prior to the completion of the required preparations at the Bank for the measurement of provisions for credit losses in accordance with the new Directive, the Board of Management of the Bank is unable to estimate the extent of the quantitative impact on the shareholders' equity of the Bank at the transition date and on its future financial results. At this stage, in light of the complex, prolonged implementation process of the Directive, the Board of Management of the Bank believes that it will not be possible to estimate the full extent of the quantitative impact on the shareholders' equity of the Bank at the transition date before the publication of the Financial Statements for the year 2009.

(in millions of NIS)

Note 2
Securities

Composition:

	as at March 31, 2009				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
1) Debentures held to maturity					
Debentures and bonds:					
Government	**74**	**74**	**1**	**(5)**	**70**
Of others	**645**	**645**	**48**	**(7)**	**686**
Total debentures held to maturity	**719**	**719**	**49**	**(12)**	**756**

	Book value	Amortized cost (in shares-cost)	Cumulative other comprehensive income: Profits	Cumulative other comprehensive income: Losses	Fair value*
2) Securities available for sale					
Debentures and bonds:					
Government	**15,510**	**15,191**	**385**	**(66)**	**15,510**
Of others	**6,615**	**6,934**	**74**	**(393)**	**6,615**
Total debentures available for sale	**22,125**	**22,125**	**459**	**(459)**	**22,125**
Shares:					
Of others**	**2,176**	**1,965**	**279**	**(68)**	**(1)2,176**
Total Securities available for sale	**24,301**	**24,090**	**(2)738**	**(2)(527)**	**(1)24,301**

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

** According to the directives of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for-sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale. These securities are presented at the fair value or the balance of the credit- the lower of the two.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 499 million.

(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

Notes:

(a) For details regarding Investments in Debentures- see Note 7.

(b) In January 2009 the Bank sold shares in Clal Insurance Holdings. Following the sale, the Bank's holdings in Clal Holdings. decreased to less than 10%. The Bank is not represented in the company's board of directors as of that date. As a result, the investment is now included in the 'available for sale' portfolio.

(in millions of NIS)

Note 2
Securities
(continued)

Composition (continued):

	as at March 31, 2009				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
3) Securities held for trading					
Debentures and bonds:					
Government	**2,484**	**2,450**	**34**	**-**	**2,484**
Of others	**61**	**61**	**1**	**(1)**	**61**
Total debentures held for trading	**2,545**	**2,511**	**35**	**(1)**	**2,545**
Shares:					
Of others	**22**	**22**	**2**	**(2)**	**22**
Total securities held for trading	**2,567**	**2,533**	**(1)37**	**(1)(3)**	**2,567**
Total securities	**27,587**	**27,342**	**824**	**(542)**	**27,624**

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.
(1) Attributed to the Statement of Profit and Loss.

Notes:
(a) For details regarding Investments in Debentures - see Note 7.
(b) In January 2009 the Bank sold shares in Clal Insurance Holdings. Following the sale, the Bank's holdings in Clal Holdings. decreased to less than 10%.The Bank is not represented in the company's board of directors as of that date. As a result, the investment is now included in the 'available for sale' portfolio.

4) Additional consolidated data regarding the asset-backed securities available for sale

	as at March 31, 2009				
		Cumulative other comprehensive profit			
	Amortized cost	Profits*	Losses*	Fair value	Decline in value of an other than temporary nature**
Mortgage backed securities (MBS)	**351**	**4**	**(31)**	**324**	**82**
Asset backed securities (ABS)					
Commercial and Industrial loans	**388**	**-**	**(41)**	**347**	**30**
Collateralized Debt Obligations (CDO)	**415**	**3**	**(59)**	**359**	**2**
Total Asset backed securities (ABS)	**803**	**3**	**(100)**	**706**	**32**
Total	**1,154**	**7**	**(131)**	**1,030**	**114**

* Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".
** Charged as a loss in the Statement of Profit and Loss during January-March 2009.

as at March 31, 2009 (in millions of NIS)

Note 2
Securities
(continued)

5) Further details regarding mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustments to fair value

	as at March 31, 2009					
	Less than 12 months		12 months and above		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Mortgage-Backed Securities (MBS)	**-**	**-**	**175**	**(31)**	**175**	**(31)**
Asset backed securities (ABS)						
Commercial and Industrial loans	**230**	**(40)**	**5**	**(1)**	**235**	**(41)**
Collateralized Debt Obligations (CDO)	**-**	**-**	**272**	**(59)**	**272**	**(59)**
Total Asset backed securities (ABS)	**230**	**(40)**	**277**	**(60)**	**507**	**(100)**
Total	**230**	**(40)**	**452**	**(91)**	**682**	**(131)**

(in millions of NIS)

Note 2
Securities
(continued)

Composition:

	as at March 31, 2008				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value**
1) Debentures held to maturity					
Debentures and bonds:					
Government	18	18	1	-	19
Of others	*2,997	*2,997	-	-	*2,997
Total debentures held to maturity	*3,015	*3,015	1	-	*3,016

	Book value	Amortized cost (in shares-cost)	Cumulative other comprehensive income: Profits	Cumulative other comprehensive income: Losses	Fair value**
2) Securities available for sale					
Debentures and bonds:					
Government	12,634	12,517	152	(35)	12,634
Of others	*21,174	*21,383	46	(255)	*21,174
Total debentures available for sale	*33,808	*33,900	198	(290)	*33,808
Shares:					
Of others***	1,812	1,518	305	(11)	(1)1,812
Total Securities available for sale	*35,620	*35,418	(2)503	(2)(301)	(1)*35,620

* Reclassified.

** Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

*** According to the directives of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for-sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale. These securities are presented at the fair value or the balance of the credit - the lower of the two.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 561 million.

(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

(in millions of NIS)

Note 2
Securities
(continued)

Composition (continued):

	as at March 31, 2008				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value**
3) Securities held for trading					
Debentures and bonds:					
Government	3,561	3,553	13	(5)	3,561
Of others	54	54	-	-	54
Total debentures held for trading	3,615	3,607	13	(5)	3,615
Shares:					
Of others	22	22	-	-	22
Total securities held for trading	3,637	3,629	(1)13	(1)(5)	3,637
Total securities	*42,272	*42,062	517	(306)	*42,273

* Reclassified.
** Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.
(1) Attributed to the Statement of Profit and Loss.

(in millions of NIS)

Note 2
Securities
(continued)

4) Additional consolidated data regarding the asset-backed securities available for sale(1)

	as at March 31, 2008				
		Cumulative other comprehensive profit			
	Amortized cost	Profits**	Losses**	Fair value	Decline in value of an other than temporary nature***
Mortgage backed securities (MBS)	10,016	-	(76)	9,940	3,113
Asset backed securities (ABS)					
Commercial and Industrial loans	*296	-	*(21)	*275	*28
Structured Investment Vehicles (SIV)	-	-	-	-	367
Collateralized Debt Obligations (CDO)	710	-	(57)	653	36
Commercial paper purchased in securitization transactions in which the Bank acted as sponsor	*1,892	-	-	*1,892	-
Total Asset backed securities (ABS)	2,898	-	(78)	2,820	431
Total	12,914	-	(154)	12,760	3,544

* Reclassified.
** Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".
*** Charged as a loss in the Statement of Profit and Loss during January-March 2008.
(1) For further details regarding activity in asset backed securities, see section "Developments in Balance-Sheet Items - Securities" in the Board of Directors Report.

as at March 31, 2009 (in millions of NIS)

Note 2
Securities
(continued)

5) Further details regarding mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustments to fair value

	as at March 31, 2008					
	Less than 12 months		12 months and above		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Mortgage-Backed Securities (MBS)	662	(67)	59	(9)	721	(76)
Asset backed securities (ABS)						
Commercial and Industrial loans	75	(14)	*47	*(7)	*122	*(21)
Collateralized Debt Obligations (CDO)	575	(57)	-	-	575	(57)
Total Asset backed securities (ABS)	650	(71)	47	(7)	697	(78)
Total	1,312	(138)	106	(16)	1,418	(154)

* Reclassified.

(in millions of NIS)

Note 2
Securities
(continued)

Composition:

	as at December 31, 2008				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
1) Debentures held to maturity					
Debentures and bonds:					
Government	74	74	-	(6)	68
Of others	1,971	1,971	-	(6)	1,965
Total debentures held to maturity	2,045	2,045	-	(12)	2,033

			Cumulative other comprehensive income		
	Book value	Amortized cost (in shares-cost)	Profits	Losses	Fair value*
2) Securities available for sale					
Debentures and bonds:					
Government	14,077	13,824	332	(79)	14,077
Of others	6,992	7,367	29	(404)	6,992
Total debentures available for sale	21,069	21,191	361	(483)	21,069
Shares:					
Of others**	1,813	1,644	207	(38)	(1)1,813
Total Securities available for sale	22,882	22,835	(2)568	(2)(521)	(1)22,882

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

** According to the directives of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for-sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale. These securities are presented as the fair value or the balance of the credit - the lower of the two.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 488 million.

(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

(in millions of NIS)

Note 2
Securities
(continued)

Composition (continued):

	as at December 31, 2008				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
3) Securities held for trading					
Debentures and bonds:					
Government	1,648	1,626	22	-	1,648
Of others	62	65	-	(3)	62
Total debentures held for trading	1,710	1,691	22	(3)	1,710
Shares:					
Of others	20	21	-	(1)	20
Total securities held for trading	1,730	1,712	(1)22	(1)(4)	1,730
Total securities	26,657	26,592	590	(537)	26,645

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.
(1) Attributed to the Statement of Profit and Loss.

4) Additional consolidated data regarding the asset-backed securities available for sale(1)

	as at December 31, 2008				
		Cumulative other comprehensive profit			
	Amortized cost	Profits*	Losses*	Fair value	Decline in value of an other than temporary nature**
Mortgage backed securities (MBS):	413	2	(40)	375	197
Asset backed securities (ABS)					
Commercial and Industrial loans	376	-	(34)	342	85
Structured Investment Vehicles (SIV)	-	-	-	-	367
Collateralized Debt Obligations (CDO)	563	-	(84)	479	74
Total Asset backed securities (ABS)	939	-	(118)	821	526
Total	1,352	2	(158)	1,196	723

* Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".
** Charged as a loss in the Statement of Profit and Loss as at December 31, 2008.
(1) For further details regarding activity in asset backed securities, see section "Developments in Balance-Sheet Items - Securities" in the Board of Directors Report.

(in millions of NIS)

Note 2
Securities
(continued)

5) Further details regarding mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustments to fair value

	as at December 31, 2008					
	Less than 12 months		12 months and above		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Mortgage backed securities (MBS):	18	(3)	260	(37)	278	(40)
Asset backed securities (ABS)						
Commercial and Industrial loans	178	(29)	28	(5)	206	(34)
Collateralized Debt Obligations (CDO)	107	(47)	290	(37)	397	(84)
Total Asset backed securities (ABS)	285	(76)	318	(42)	603	(118)
Total	303	(79)	578	(79)	881	(158)

Note 3
Composition of the Provision for Doubtful Debts

	Three months ended March 31							
	2009				2008			
	Specific provision*		Supplementary provision**	Total	Specific provision*		Supplementary provision**	Total
	According to the extent of arrears	Other			According to the extent of arrears	Other		
	Unaudited							
Provision balance as at the beginning of the period	**285**	**9,374**	**1,053**	**10,712**	300	9,073	1,088	10,461
Provisions during the period	**27**	**361**	**67**	**455**	30	317	-	347
Reduction of provisions	**(32)**	**(77)**	**(23)**	**(132)**	(33)	(132)	(40)	(205)
Recoveries of debts written-off in previous years	**-**	**(9)**	**-**	**(9)**	-	(110)	-	(110)
Provision charged to statement of profit and loss	**(5)**	**275**	**44**	**314**	(3)	75	(40)	32
Write-offs***	**-**	**(213)**	**-**	**(213)**	(1)	(194)	-	(195)
Provision balance as at the end of the period	**280**	**9,436**	**1,097**	**10,813**	296	8,954	1,048	10,298
Including: provision balance which was not deducted from the item "Credit to the public"	**-**	**97**	**20**	**117**	-	446	-	446

* In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debts in arrears. In other loans, not including provision for interest on doubtful debts after the debts were declared doubtful.
** Including a general provision for doubtful debts.
*** Excluding collection of debts which were written off in previous years.

as at March 31, 2009 (in millions of NIS)

Note 3
Composition of the Provision for Doubtful Debts (continued)

Details of the manner of calculation of the specific provision in housing loans:

	March 31, 2009					
				Amount of specific provision		
	Balance sheet credit balance(1)	Balance of debt(2)	Of which - amount in arrears(3)	By extent of arrears	Other	Total
Housing loans for which the provision must be calculated based on the extent of arrears	**28,301**	**803**	**168**	**280**	**-**	**280**
Large loans(4)	**2,078**	**64**	**30**	**-**	**15**	**15**
Other loans	**2,733**	**112**	**39**	**-**	**64**	**64**
Total	**33,112**	**979**	**237**	**280**	**79**	**359**

	March 31, 2008*					
				Amount of specific provision		
	Balance sheet credit balance(1)	Balance of debt(2)	Of which - amount in arrears(3)	By extent of arrears	Other	Total
Housing loans for which the provision must be calculated based on the extent of arrears	26,644	825	182	296	-	296
Large loans(4)	1,573	72	30	-	9	9
Other loans	2,598	59	44	-	114	114
Total	30,815	956	256	296	123	419

* Reclassified.
(1) Balance of housing credit, after deducting the balance of the specific provision for doubtful debts and the balance of the provision for interest on arrears.
(2) Balance of problematic credit (more than three months in arrears), after deducting the balance of provisions.
(3) Including interest on the amount in arrears, without deducting the balance of provisions.
(4) Housing loans, the balance of each of which exceeds approximately NIS 835 thousand (March 31, 2008: NIS 808 thousand).

(in millions of NIS)

Note 4
Capital Adequacy

Capital adequacy is calculated in accordance with the rules set forth in the Supervisor of Banks' Directive No. 311 ("Minimum Capital Ratio") and No. 341 ("Capital Allocations for Exposure to Market Risks").

A.

	March 31		December 31
	2009	2008	2008
	unaudited		audited
1. Capital for the purpose of calculating the capital to risk assets ratio			
Tier I Capital	**20,876**	19,543	20,873
Total Capital	**31,171**	27,672	30,625

	March 31, 2009		March 31, 2008		December 31, 2007	
	unaudited				audited	
	Balances**	Risk Balances	Balances*,**	Risk Balances*	Balances*,**	Risk Balances*
2. Weighted risk balances						
Credit risk						
Assets	**305,624**	**218,919**	309,421	227,280	307,479	223,201
Off-balance sheet instruments	**74,842**	**52,346**	79,248	56,427	73,440	52,136
Total credit risk assets	**380,466**	**271,265**	399,669	283,707	380,919	275,337
Market risk	**-**	**5,389**	-	6,489	-	5,189
Total risk assets	**380,466**	**276,654**	399,669	290,196	380,919	280,526

* Restated.
** Assets-balance sheet balances; off-balance sheet instruments-stated value calculated taking into account the conversion ratios to credit.

	March 31		December 31
	2009	2008	2008
	unaudited		audited
3. Ratio of capital to risk assets			
Ratio of Tier I capital to risk assets	**7.55%**	*6.73%	*7.44%
Total ratio of capital to risk assets	**11.27%**	*9.54%	*10.92%
Total minimum capital ratio as required by the Supervisor of Banks	**9.00%**	9.00%	9.00%

B. Subsidiaries abroad under Supervisor's directive to maintain minimum capital requirement

Bank Pozitif			
Ratio of Tier I capital to risk assets	**28.67%**	28.66%	32.80%
Total ratio of capital to risk assets	**29.45%**	29.47%	32.44%
Total minimum capital ratio as required by the Supervisor of Banks	**15.00%**	15.00%	15.00%

* Restated.

(in millions of NIS)

Note 5
Assets and Liabilities According to Linkage Basis

	as at March 31, 2009						
	Israeli currency		Foreign currency(1)				
	Unlinked	Linked to the CPI	U.S. Dollars	Euro	Other	Non-monetary items*	Total
Assets							
Cash on hand and deposits with banks	**13,673**	**182**	**24,656**	**1,376**	**1,192**	**-**	**41,079**
Securities	**12,291**	**3,032**	**6,477**	**2,130**	**1,510**	**2,147**	**27,587**
Securities which were borrowed or bought under agreement to resell	**7**	**-**	**-**	**-**	**12**	**-**	**19**
Credit to the public(2)	**109,842**	**54,483**	**37,104**	**9,500**	**9,853**	**77**	**220,859**
Credit to governments	**1**	**28**	**304**	**-**	**-**	**-**	**333**
Investments in equity basis investees	**-**	**-**	**-**	**-**	**-**	**118**	**118**
Buildings and equipment	**-**	**-**	**-**	**-**	**-**	**3,872**	**3,872**
Other assets	**3,062**	**983**	**5,298**	**720**	**769**	**457**	**11,289**
Total assets	**138,876**	**58,708**	**73,839**	**13,726**	**13,336**	**6,671**	**305,156**
Liabilities							
Deposits from the public	**118,315**	**21,723**	**69,523**	**15,964**	**6,840**	**77**	**232,442**
Deposits from banks	**1,392**	**1,908**	**2,041**	**851**	**327**	**-**	**6,519**
Deposits from the Government	**107**	**1,375**	**168**	**-**	**2**	**-**	**1,652**
Securities which were lent or sold under agreements to repurchase		**-**	**-**	**-**	**185**	**-**	**185**
Debentures and subordinated notes	**931**	**16,598**	**1,344**	**21**	**73**	**-**	**18,967**
Other liabilities	**15,997**	**801**	**7,239**	**714**	**870**	**395**	**26,016**
Total liabilities	**136,742**	**42,405**	**80,315**	**17,550**	**8,297**	**472**	**285,781**
Excess of assets (liabilities)	**2,134**	**16,303**	**(6,476)**	**(3,824)**	**5,039**	**6,199**	**19,375**
Effect of not hedging derivative:							
Derivative instruments (not including options)	**9,034**	**(14,837)**	**6,688**	**3,626**	**(4,511)**	**-**	
Options in the money, net (in terms of underlying assets)	**152**	**-**	**118**	**53**	**(323)**		
Options out of the money, net (in terms of underlying assets)	**(189)**	**-**	**94**	**124**	**(29)**		
Total	**11,131**	**1,466**	**424**	**(21)**	**176**	**6,199**	
Options in the money, net (nominal present value)	**212**	**-**	**187**	**(11)**	**(388)**		
Options out of the money, net (nominal present value)	**(247)**	**-**	**189**	**73**	**(15)**		

* Including derivative instruments whose underlying asset relates to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts-partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Note 5
Assets and Liabilities According to Linkage Basis (continued)

	as at March 31, 2008						
	Israeli currency		Foreign currency(1)				
	Unlinked	Linked to the CPI	U.S. Dollars	Euro	Other	Non-monetary items**	Total
Assets							
Cash on hand and deposits with banks	5,658	1,492	*25,688	2,543	1,435	-	*36,816
Securities	13,163	*2,089	*17,980	4,561	2,645	1,834	*42,272
Securities which were borrowed or bought under agreement to resell	131	-	799	-	32	-	962
Credit to the public(2)	97,698	*57,343	32,702	8,467	13,516	770	*210,496
Credit to governments	1	48	292	-	-	-	341
Investments in equity basis investees	-	-	-	-	-	677	677
Buildings and equipment	-	-	-	-	-	3,988	3,988
Other assets	5,188	758	4,398	719	1,801	500	13,364
Total assets	121,839	61,730	81,859	16,290	19,429	7,769	308,916
Liabilities							
Deposits from the public	111,695	23,195	69,181	15,971	10,708	770	231,520
Deposits from banks	3,746	930	6,069	493	412	-	11,650
Deposits from the Government	89	1,763	147	-	-	-	1,999
Securities which were lent or sold under agreements to repurchase	-	-	1,335	-	173	-	1,508
Debentures and subordinated notes	1,248	14,652	2,424	134	169	-	18,627
Other liabilities	15,884	1,714	4,503	890	2,001	365	25,357
Total liabilities	132,662	42,254	83,659	17,488	13,463	1,135	290,661
Excess of assets (liabilities)	(10,823)	19,476	(1,800)	(1,198)	5,966	6,634	18,255
Effect of hedging derivative:							
Derivative instruments (not including options)	-	-	85	(85)	-		
Effect of not hedging derivative:							
Derivative instruments (not including options)	18,997	(15,702)	350	1,340	(4,985)	-	
Options in the money, net (in terms of underlying assets)	748	-	(985)	(4)	241		
Options out of the money, net (in terms of underlying assets)	(218)	-	850	(278)	(354)	-	
Total	8,704	3,774	(1,500)	(225)	868	6,634	
Options in the money, net (nominal present value)	881	-	(756)	(269)	144		
Options out of the money, net (nominal present value)	333	-	478	(360)	(451)		

* Reclassified.
** Including derivative instruments whose underlying asset relates to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts-partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Note 5
Assets and Liabilities According to Linkage Basis (continued)

	as at December 31, 2008						
	Israeli currency		Foreign currency[1]				
	Unlinked	Linked to the CPI	U.S. Dollars	Euro	Other	Non-monetary items*	Total
Assets							
Cash on hand and deposits with banks	10,371	182	25,374	1,329	1,334	-	38,590
Securities	11,104	2,469	6,055	3,138	2,058	1,833	26,657
Credit to the public[2]	109,348	57,213	36,276	9,171	10,037	55	222,100
Credit to governments	1	30	239	-	-	-	270
Investments in equity basis investees	-	-	-	-	-	480	480
Buildings and equipment	-	-	-	-	-	3,905	3,905
Other assets	2,756	949	8,486	554	1,697	403	14,845
Total assets	133,580	60,843	76,430	14,192	15,126	6,676	306,847
Liabilities							
Deposits from the public	117,016	22,074	65,998	15,352	6,458	55	226,953
Deposits from banks	2,488	2,371	2,261	814	264	-	8,198
Deposits from the Government	43	1,461	153	-	-	-	1,657
Securities which were lent or sold under agreements to repurchase	-	-	-	-	237	-	237
Debentures and subordinated notes	1,144	16,996	2,437	129	112	-	20,818
Other liabilities	15,725	849	10,186	708	1,965	326	29,759
Total liabilities	136,416	43,751	81,035	17,003	9,036	381	287,622
Excess of assets (liabilities)	(2,836)	17,092	(4,605)	(2,811)	6,090	6,295	19,225
Effect of hedging derivative:							
Derivative instruments (not including options)	-	-	91	(91)	-		
Effect of not hedging derivative:							
Derivative instruments (not including options)	13,699	(15,548)	4,866	2,537	(5,554)	-	
Options in the money, net (in terms of underlying assets)	726	-	(1,208)	185	297		
Options out of the money, net (in terms of underlying assets)	34	(1)	181	(68)	(146)		
Total	11,623	1,543	(675)	(248)	687	6,295	
Options in the money, net (nominal present value)	875	-	(1,448)	233	340	-	
Options out of the money, net (nominal present value)	1,548	-	(624)	(735)	(189)	-	

* Including derivative instruments whose underlying asset relates to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts-partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments

	March 31		December 31
	2009	2008	2008
	Unaudited		Audited
A. Off-balance sheet financial instruments:			
Contract balances or nominal amounts -			
Transactions, the balance of which represents a credit risk:			
(1) Documentary credit	**1,501**	1,340	1,636
(2) Credit guarantees	**10,658**	13,791	10,785
(3) Guarantees to purchasers of apartments	**7,606**	7,065	7,590
(4) Other guarantees and liabilities	**16,774**	11,738	13,568
(5) Unutilized credit facilities for credit cards	**32,657**	*30,687	*28,995
(6) Unutilized revolving debitory facilities	**68,645**	65,332	69,374
(7) Irrevocable obligations to grant credit, which has been approved but is yet undrawn	**28,267**	34,538	28,400
(8) Obligations to issue guarantees	**3,482**	3,347	3,219
B. Contingent liabilities and other special commitments:			
(1) Construction and purchase of buildings and equipment	**34**	32	97
(2) Rent payable in future years for buildings and equipment in respect of commitments for periods longer than three years after balance sheet date:			
First year	**70**	91	90
Second year	**71**	91	91
Third year	**71**	91	91
Fourth year	**67**	87	86
Fifth year	**60**	79	77
Over five years	**456**	533	562
Total rent for buildings and equipment	**795**	972	997

* Restated.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates:
a. Nominal value of derivative instruments

	March 31, 2009					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Swaps	-	**11,398**	-	-	-	**11,398**
Total hedings derivatives	-	**11,398**	-	-	-	**11,398**
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	**2,852**	-	-	-	**2,852**
2. ALM derivatives*,**						
Futures contracts	-	**7,409**	**916**	-	-	**8,325**
Forward contracts	**13,940**	**46,495**	**70,645**	**38**	**1,468**	**132,586**
Other option contracts						
Options bought	-	-	**301**	-	-	**301**
Swaps	-	**122,547**	**18,678**	-	-	**141,225**
Total ALM derivatives	**13,940**	**176,451**	**90,540**	**38**	**1,468**	**282,437**
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	**65,576**	-	-	-	**65,576**

* Except for credit derivatives and foreign currency spot swap contracts.
** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Nominal value of derivative instruments (continued)

	March 31, 2009					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
3. Other derivatives*						
Futures contracts	-	**1,256**	-	-	-	**1,256**
Forward contracts	-	-	**6,449**	-	**251**	**6,700**
Option contracts traded on an exchange						
Options written	-	-	**2,120**	**5,255**	-	**7,375**
Options bought	-	-	**2,147**	**5,255**	-	**7,402**
Other option contracts						
Options written	-	**5,120**	**28,033**	**8,018**	**297**	**41,468**
Options bought	-	**5,496**	**26,332**	**2,425**	**297**	**34,550**
Swaps	-	**1,688**	**257**	**1,799**	-	**3,744**
Total other derivatives	-	**13,560**	**65,338**	**22,752**	**845**	**102,495**
4. Credit derivatives and spot swap foreign currency contracts						
Credit derivatives for which the banking corporation is a guarantor					**2,367**	**2,367**
Credit derivatives for which the banking corporation is a beneficiary					**231**	**231**
Spot swap foreign currency contracts			**27,572**		-	**27,572**
Total nominal value	**13,940**	**201,409**	**183,450**	**22,790**	**4,911**	**426,500**

* Except for credit derivatives and foreign currency spot swap contracts.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

b. Gross fair value of derivative instruments

	March 31, 2009					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Gross positive fair value	**-**	**210**	**-**	**-**	**-**	**210**
Gross negative fair value	**-**	**252**	**-**	**-**	**-**	**252**
2. ALM derivatives*,**						
Gross positive fair value	**169**	**4,653**	**2,070**	**5**	**189**	**7,086**
Gross negative fair value	**101**	**5,660**	**3,794**	**5**	**183**	**9,743**
3. Other derivatives*						
Gross positive fair value	**-**	**101**	**1,119**	**382**	**25**	**1,627**
Gross negative fair value	**-**	**108**	**1,030**	**328**	**25**	**1,491**
4. Credit derivatives						
Credit derivatives for which the banking corporation is a guarantor:						
Gross negative fair value					**463**	**463**
Credit derivatives for which the banking corporation is a beneficiary:						
Gross positive fair value					**1**	**1**
Total gross positive fair value	**169**	**4,964**	**3,189**	**387**	**215**	**8,924**
Total gross negative fair value	**101**	**6,020**	**4,824**	**333**	**671**	**11,949**

* Except for credit derivatives.
** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Nominal value of derivative instruments

	March 31, 2008					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Swaps	-	19,762	148	-	-	19,910
Total hedings derivatives	-	19,762	148	-	-	19,910
2. ALM derivatives*,**						
Futures contracts	-	4,075	1,112	-	-	5,187
Forward contracts	8,742	55,384	77,347	93	2,564	144,130
Option contracts traded on an exchange						
Options written	-	-	36	-	-	36
Options bought	-	-	36	-	-	36
Other option contracts						
Options bought	-	784	282	52	-	1,118
Swaps	-	91,961	12,452	-	-	104,413
Total ALM derivatives	8,742	152,204	91,265	145	2,564	254,920
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	46,749	-	-	-	46,749

* Except for credit derivatives and foreign currency spot swap contracts.
** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):
a. Nominal value of derivative instruments (continued)

	March 31, 2008					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
3. Other derivatives*						
Futures contracts	-	124	-	-	-	124
Forward contracts	-	-	14,270	-	-	14,270
Option contracts traded on an exchange						
Options written	-	-	1,964	8,109	-	10,073
Options bought	-	-	1,978	8,109	-	10,087
Other option contracts						
Options written	-	5,005	42,954	11,763	2,194	61,916
Options bought	-	5,005	41,683	2,589	2,146	51,423
Swaps	-	4,324	2,436	2,569	-	9,329
Total other derivatives	-	14,458	105,285	33,139	4,340	157,222
4. Credit derivatives and spot swap foreign currency contracts						
Credit derivatives for which the banking corporation is a guarantor					4,622	4,622
Credit derivatives for which the banking corporation is a beneficiary					635	635
Spot swap foreign currency contracts			21,953			21,953
Total nominal value	8,742	186,424	218,651	33,284	12,161	459,262

* Except for credit derivatives and foreign currency spot swap contracts.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):
b. Gross fair value of derivative instruments

	March 31, 2008					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Gross positive fair value	-	223	-	-	-	223
Gross negative fair value	-	476	63	-	-	539
2. ALM derivatives*,**						
Gross positive fair value	36	2,315	2,805	16	226	5,398
Gross negative fair value	93	2,355	3,277	13	225	5,963
3. Other derivatives*						
Gross positive fair value	-	66	2,234	818	162	3,280
Gross negative fair value	-	75	2,307	591	163	3,136
4. Credit derivatives						
Credit derivatives for which the banking corporation is a guarantor:						
Gross positive fair value					3	3
Gross negative fair value					244	244
Credit derivatives for which the banking corporation is a beneficiary:						
Gross positive fair value					11	11
Gross negative fair value					2	2
Total gross positive fair value	36	2,604	5,039	834	402	8,915
Total gross negative fair value	93	2,906	5,647	604	634	9,884

* Except for credit derivatives.
** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):
a. Nominal value of derivative instruments

	December 31, 2008					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Swaps	-	11,179	140	-	-	11,319
Total hedings derivatives	-	11,179	140	-	-	11,319
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	2,287	-	-	-	2,287
2. ALM derivatives*,**						
Futures contracts	-	4,376	307	-	-	4,683
Forward contracts	13,184	42,202	73,501	34	4,883	133,804
Option contracts traded on an exchange						
Options written	-	-	19	-	-	19
Options bought	-	-	19	-	-	19
Other option contracts						
Options bought	-	296	294	-	-	590
Swaps	-	115,351	16,640	-	-	131,991
Total ALM derivatives	13,184	162,225	90,780	34	4,883	271,106
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	57,021	-	-	-	57,021

* Except for credit derivatives and foreign currency spot swap contracts.
** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Nominal value of derivative instruments (continued)

	December 31, 2008					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
3. Other derivatives*						
Futures contracts	-	285	-	-	-	285
Forward contracts	-	-	6,837	136	-	6,973
Option contracts traded on an exchange						
Options written	-	-	1,073	4,010	-	5,083
Options bought	-	-	1,074	4,010	-	5,084
Other option contracts						-
Options written	-	7,549	35,967	8,290	5,214	57,020
Options bought	-	7,215	35,624	2,452	5,214	50,505
Swaps	-	2,848	109	2,824	-	5,781
Total other derivatives	-	17,897	80,684	21,722	10,428	130,731
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	(76)	-	-	-	(76)
4. Credit derivatives and spot swap foreign currency contracts						
Credit derivatives for which the banking corporation is a guarantor					2,164	2,164
Credit derivatives for which the banking corporation is a beneficiary					209	209
Spot swap foreign currency contracts			14,383		-	14,383
Total nominal value	13,184	191,301	185,987	21,756	17,684	429,912

* Except for credit derivatives and foreign currency spot swap contracts.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):
b. Gross fair value of derivative instruments

	December 31, 2008					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Gross positive fair value	-	203	-	-	-	203
Gross negative fair value	-	257	49	-	-	306
2. ALM derivatives*,**						
Gross positive fair value	226	4,553	1,986	4	447	7,216
Gross negative fair value	110	5,411	3,848	4	440	9,813
3. Other derivatives*						
Gross positive fair value	-	336	2,856	384	847	4,423
Gross negative fair value	-	353	2,806	274	847	4,280
4. Credit derivatives						
Credit derivatives for which the banking corporation is a guarantor:						
Gross negative fair value					442	442
Credit derivatives for which the banking corporation is a beneficiary:						
Gross positive fair value					1	1
Total gross positive fair value	226	5,092	4,842	388	1,295	11,843
Total gross negative fair value	110	6,021	6,703	278	1,729	14,841

* Except for credit derivatives.
** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

c. Credit risk in respect of derivative instruments, according to transaction counterparty

	March 31, 2009					
	Exchanges	Banks	Dealers/ Brokers	Governments and central banks	Others	Total
	Unaudited					
Positive gross fair value of derivative instruments(1)	**299**	**4,668**	**709**	**1**	**3,247**	**8,924**
Less: netting agreements	**-**	**-**	**-**	**-**	**1,250**	**1,250**
Balance sheet balances of assets deriving from derivative instruments(2)	**299**	**4,668**	**709**	**1**	**1,997**	**7,674**
Off balance sheet credit risk in respect of derivative instruments(3)	**4**	**21,878**	**2,834**	**155**	**10,929**	**35,800**
Total credit risk in respect of derivative instruments	**303**	**26,546**	**3,543**	**156**	**12,926**	**43,474**

	March 31, 2008					
	Exchanges	Banks	Dealers/ Brokers	Governments and central banks	Others	Total
	Unaudited					
Positive gross fair value of derivative instruments(1)	374	4,202	1,139	2	3,198	8,915
Balance sheet balances of assets deriving from derivative instruments(2)	374	4,202	1,139	2	3,198	8,915
Off balance sheet credit risk in respect of derivative instrumenst(3)	2	22,772	4,062	211	9,886	36,933
Total credit risk in respect of derivative instruments	376	26,974	5,201	213	13,084	45,848

	December 31, 2008					
	Exchanges	Banks	Dealers/ Brokers	Governments and central banks	Others	Total
	Audited					
Positive gross fair value of derivative instruments(1)	163	5,956	708	-	5,016	11,843
Balance sheet balances of assets deriving from derivative instruments(2)	163	5,956	708	-	5,016	11,843
Off balance sheet credit risk in respect of derivative instrumenst(3)	-	21,337	2,450	193	11,645	35,625
Total credit risk in respect of derivative instruments	163	27,293	3,158	193	16,661	47,468

(1) Of which positive gross value of embedded derivative instruments is NIS 23 million. (March 31,2008: NIS 57 million , December 31, 2008: NIS 36 million)
(2) Of which the balance sheet balance of freestanding derivative instruments is NIS 7,651 million included in other assets. (March 31, 2008: NIS 8,858 million, December 31, 2008: NIS 11,807 million).
(3) Off balance sheet credit risk in respect of derivative instruments (including derivative instruments with negative value) as calculated for the purpose of restrictions on the liability of a single borrower.

as at March 31, 2009 (in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):
d. Maturity dates (Nominal value amounts)

	March 31, 2009				
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	Over 5 years	Total
	Unaudited				
Interest rate contracts					
NIS-CPI	**1,530**	**6,887**	**5,454**	**69**	**13,940**
Other	**38,625**	**49,184**	**62,078**	**51,522**	**201,409**
Currency contracts	**116,728**	**47,879**	**7,122**	**11,721**	**183,450**
Share related contracts	**12,159**	**3,773**	**5,451**	**1,407**	**22,790**
Commodity and other contracts (including credit derivatives)	**2,033**	**1,315**	**621**	**942**	**4,911**
Total	**171,075**	**109,038**	**80,726**	**65,661**	**426,500**

	March 31, 2008				
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	Over 5 years	Total
	Unaudited				
Total	203,735	128,191	65,902	61,434	459,262

	December 31, 2008				
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	Over 5 years	Total
	Audited				
Total	198,026	95,226	78,226	58,434	429,912

Note 6
Contingent Liabilities and Special Commitments (continued)

D. Legal Claims

The Bank Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including petitions to certify class actions, taken against it by its customers, former customers, and various third parties, who deem themselves injured or harmed by the Bank Group's operations during the normal course of its business. The causes of the claims against the Bank Group are various and wide-ranging. In the opinion of the Bank's Board of Management, based on legal opinions with regard to the likely outcome of pending claims, including petitions to certify class actions, the financial statements include sufficient provisions, in accordance with generally accepted accounting principles, to cover possible damages resulting from all claims, where such provisions are necessary.

The additional exposure in respect of claims filed against the Bank Group on various matters that have a "reasonably possible" chance of materialization amounts to approximately NIS 156 million as at March 31, 2009.

A. For details concerning claims and petitions to certify claims as class actions in material amounts, see Note 21C(3)(a) to the Financial Statements as at December 31, 2008.

As at the date of publication of the Financial Statements, there have been no material changes with regard to claims against the Bank Group relative to the description in the aforesaid Financial Statements, except for the following:

1. On March 3, 2009, an originating summons was filed with the District Court of Tel-Aviv-Jaffa against the Bank in a petition for a declaratory judgment, according to which the Bank is holding funds in the amount of USD 1,300,000,000 (approximately NIS 5 billion) which are owed to the claimants, as of February 6, 2007, in accounts maintained under their names with a branch of the Bank, unlawfully and without the claimants' consent.

According to the claimants, two accounts were opened under their names with a branch of the Bank (hereinafter: the "Accounts"), and various sums were transferred to these Accounts through Swift, in several transfers, in a total amount of USD 1,300,000,000. The claimants allege that on February 22, 2007, all of the transfers successfully appeared in the Accounts; however, since that time the Bank has refused to provide them with information concerning the Accounts.

In addition to the declaratory remedy, the claimants are petitioning the Court to require the Bank to give them detailed account statements regarding the Accounts.

Prior to the originating summons, the claimants contacted the Bank, and the matter was examined by Internal Audit at the Bank, in cooperation with the Swift company. The examination indicated that the documents presented by the claimants, which allegedly document certifications of the transfer of funds from overseas through Swift, are forged, and that no funds whatsoever were received in favor of the claimants in any account at the Bank. The Bank has also filed a complaint with the police on the suspicion of severe forgery and fraud.

2. On May 14, 2008, a claim and a petition to certify the claim as a class action against the Bank and against Bank Leumi LeIsrael Ltd. were filed with the District Court of Tel-Aviv-Jaffa, as detailed in Note 21C(3)(B)6 to the Financial Statements as at December 31, 2008. The amount of the class action stipulated in the claim statement is NIS 3.4 billion.

The cause of the claim is the non-payment of interest on positive balances in customers' current accounts at the respondent banks. The claimant alleges in the claim that billions of shekels are deposited each day in customers' accounts at the respondent banks, which do not generate any interest for their owners, despite the fact that, according to the claimant, the respondent banks make use of these funds, lend them, invest them, and reap profits from them, acquiring unjust enrichment at the expense of their customers. The claimant argues that the respondent banks must credit their customers with interest on positive balances, just as they charge interest for every day on which the accounts have a negative balance, also pursuant to the Trust Law and the Guards Law.

According to the claimant, the respondent banks are engaging in monopolistic conduct; violating the provisions of the Banking Ordinance, 1941 and the Banking Order (Inactive Deposits), -2000, enacted under its power; and the Bank is also violating the disclosure duty established in the Banking Law (Service to Customers), -1981.

3. A claim and a petition to certify and process the claim as a class action are pending against the Bank, which were filed on August 4, 2008 with the District Court of Jerusalem against the Bank and against Poalim Mutual Funds Ltd. (the "Manager"), a company controlled by the Bank, which managed mutual funds; Almagor-Brightman Mutual Ltd.; and the Israel Securities Authority as a formal respondent, as detailed in Note 21C(3)(B)3 to the Financial Statements as at December 31, 2008. The amount of the class-action suit stated in the claim statement is approximately NIS 834 million.

The claimant alleges that the consideration received from the transfer of control of assets of mutual funds, the management thereof, and the trusteeship thereof from the Manager to other management companies belongs to the mutual funds and to the owners of units therein, rather than to any of the defendants who received such consideration.

Note 6
Contingent Liabilities and Special Commitments (continued)

D. Legal Claims (continued)

4. A claim and a petition to certify and process the claim as a class action are pending against the Bank, were filed on August 4, 2008 with the District Court of Jerusalem against the Bank, and against Kovetz Provident Fund Management Company Ltd. and Gad Gmulim Provident Fund Management Company Ltd. (the "Managers"), both companies are controlled by the Bank, and which managed mutual funds, and against the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance as a formal respondent, as detailed in Note 21C(3)(B)4 to the Financial Statements as at December 31, 2008. The amount of the class-action suit stated in the claim statement is approximately NIS 1,270 million.

The claimants allege that the consideration received from the transfer of control of assets of provident funds from the Managers to other management companies, as required by the Law for Increasing Competition and Reducing Concentration and Conflicts of Interest in the Capital Market in Israel (Legislative Amendments) 5765-2005, belongs to the provident funds and to the members thereof, rather than to any of the defendants who received such consideration.

B. Also pending against the Bank and its subsidiary are claims, including petitions to certify class actions, as detailed below. In the opinion of the Bank's Board of Management, based on legal opinions, at this stage it is not possible to assess the chances of these legal proceedings; accordingly, no provision has been made in respect thereof.

1. On April 27, 2009, a claim statement and a petition to certify and process the claim as a class action, were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi LeIsrael Ltd., Discount Bank Ltd., Mizrahi-Tefahot Bank Ltd., and First International Bank of Israel Ltd., in the amount of NIS 1 billion.

The applicants, who allege that they are customers of the Respondent Banks, are attempting to attribute to the Respondents a restrictive arrangement regarding the scale of charges for their fees. The applicants allege that due to a collusive policy of the Respondent Banks, which, according to them, was characterized by prohibited cooperation among them and by intentional and systematic exchanges of information, the competitiveness of the market, according to them, was affected and it became possible for the Respondent Banks to maintain a uniform (and high) level of fees; so that the applicants and the members of the group which they seek to represent, paid excessive amounts for the services they received.

The claim is based on a decision issued by the Antitrust Commissioner pursuant to Section 43(A)(1) of the Restrictive Trade Practices Law, 5748-1988, entitled "Regarding: Restrictive arrangements between Bank Hapoalim, Bank Leumi, Discount Bank, Mizrahi Bank, and FIBI concerning the transfer of information pertaining to fees."

According to the applicants, the amount of the claim was calculated strictly based on an estimated assessment, for the purpose of placing the claim under the jurisdiction of the District Court.

2. On October 7, 2008, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel Aviv against Isracard. The amount of the personal claim stated in the claim statement is NIS 87 and the amount of the class-action suit "cannot be estimated at this stage," according to the claimant.

Claimant No. 1, who is the holder of a credit card issued by Isracard, alleges that when he sought to pay his National Insurance fees at the Postal Bank, he was obliged to make the payment via a "Credit" transaction, which entails taking a loan from Isracard. According to the claimant, by this action Isracard violated the prohibition on making a service contingent upon another service, established in the Banking Law (Service to Customers), -1981.

The claimant (and another claimant who holds a credit card issued by Leumi Card Ltd.) seek to represent holders of credit cards issued by Isracard who "borrowed money from the respondents because the respondents required them to do so as a condition of making a particular payment by credit card." The remedy requested is to allow customers who were not interested in such a loan to cancel the loan contract, while refunding any payments made to Isracard in respect of this contract, including the interest and fee paid to Isracard.

Following submission of Isracard's response, and in light of this response, the representatives of the claimants gave notice of their intention to withdraw from the petition for class-action status. The withdrawal motion has not yet been filed.

3. On September 28, 2008, a claim and a petition to certify and administer the claim as a class action in the amount of approximately NIS 672 million were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi LeIsrael Ltd., Bank Otsar Hahayal, Israel Discount Bank Ltd., and Effective Investment Portfolio Management Ltd. as a formal respondent.

The cause of the claim, according to the claimants, is a fee unlawfully collected by the respondent banks from customers who trade in the market in "options on the TA-25 index" through independent portfolio managers such as the formal respondent. This fee, known as the "realization fee," is allegedly charged in secrecy, in addition to the buying and selling fees of the options, which are known and disclosed, in contravention of the agreement and of any lawful right.

Note 6
Contingent Liabilities and Special Commitments (continued)

D. Legal Claims (continued)

4. On June 30, 2008, a claim statement and a petition to certify and administer the claim as a class action in the amount of NIS 3 billion were filed against the Bank, Bank Leumi LeIsrael Ltd., and Israel Discount Bank Ltd. with the District Court of Tel-Aviv-Jaffa.

The cause of the claim, according to the claimants, is binding arrangements allegedly made by the respondent banks over a consecutive period of approximately ten years, or more, allegedly based on coordination of prices of various operational fees collected by the respondent banks from their private customers during the period relevant to the claim. The claim statement alleges that the respondent banks coordinated the timing of increases and/or reductions of fee prices as well as the rates of the fees, and that as a result, the claimants and the members of the group which they seek to represent paid an unfair, unreasonable, uneconomic price that was substantially higher than the price which they would have paid under conditions of free competition. The claimants allege that the banks thereby obtained unjust enrichment at the expense of their customers.

5. On April 29, 2008, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against directors, the CEO, and controlling shareholders of the Bank. The class action suit did not stipulate an amount.

The claimant alleges that the defendants violated the provisions of the Securities Law and the regulations enacted on the basis thereof, by unlawfully failing to publish, on the required date according to the claimant (August 30, 2007), the full material information regarding the condition of the Bank, in all matters related to the Bank's investments in financial instruments and its consequent exposure to risks (hereinafter: the "Information Regarding the Bank's Investments").

The claim concerns the monetary damages caused, according to the claimant, to the claimant himself and to the other members of the group, as a result of the fact that they purchased shares of the Bank during the period from September 1, 2007 to January 10, 2008 (hereinafter: the "Determinant Period"), without possessing the Information Regarding the Bank's Investments. According to the claimant, the price of the Bank's share gradually decreased during the Determinant Period on each date when Information Regarding the Bank's Investments was released to the public, and decreased at a total rate of approximately 9% during the Determinant Period. As a result, he claims that the members of the group paid an excessive price for the shares which they purchased, which they would not have had to pay, if the defendants had made public the full Information Regarding the Bank's Investments at the appropriate time. On November 11, 2008, the court decided to approve an agreement reached between the claimant and the defendants to expunge the directors, the CEO, and the controlling shareholders of the Bank from the claim.

6. With regard to the third-party complaints filed with the court in New York, mentioned in Note 21C(3)(B)8 to the Financial Statements as at December 31, 2008, the court in New York accepted the Bank's position and dismissed in limine all of the third-party complaints filed by Arab Bank against the Bank and others.s

(in millions of NIS)

Note 7
Profit (loss) from Financing Activities Before Provision for Doubtful Debts

	Three months ended March 31	
	2009	2008
A. In respect of assets:*		
From credit to the public	**5,784**	451
From credit to governments	**38**	(22)
From deposits with banks	**1,926**	(1,362)
From deposits with the Bank of Israel and from cash	**1,071**	(142)
From securities which were borrowed or bought under agreements to resell	**(1)**	(46)
From debentures***	**844**	(1,104)
From other assets	**22**	5
	9,684	(2,220)
B. In respect of liabilities:*		
On deposits from the public	**(7,512)**	3,491
On deposits from the Government	**(20)**	(15)
On deposits from the Bank of Israel	**-**	(16)
On deposits from banks	**(301)**	444
On securities which were lent or sold under agreements to repurchase	**(6)**	87
On debentures and subordinated notes	**(454)**	(152)
On other liabilities	**(22)**	36
	(8,315)	3,875
C. In respect of derivative instruments and hedging activities:		
Net income (expenses) in respect of ALM derivative instruments****	**(515)**	(357)
Net income (expenses) in respect of other derivative instruments	**21**	(83)
	(494)	(440)
D. Other:**		
Commissions from financing transactions	**74**	71
Profits (losses) from sale of debentures available for sale, net	**16**	(3,554)
Realized and unrealized profits from adjustments to fair value of debentures held for trading, net	**6**	19
Other financing income	**136**	185
Other financing expenses	**(135)**	52
	97	(3,227)
Total profit (loss) from financing activities before provision for doubtful debts	**972**	(2,012)
Of which, exchange rate differences, net	**(147)**	(123)

* Including effective component in hedging relations.
** Ineffectiveness deriving from fair value hedges.
*** Includes interest and positive exchange rate differentials resulting from mortgage backed securities (MBS) in the amount of NIS 41 million. (January-March 2008: negative exchange rate differentials in the amount of NIS 918 million).
**** Derivative instruments constituting part of the bank's ALM network that are not designated for hedging relations.

(in millions of NIS)

Note 7
Profit (loss) from Financing Activities Before Provision for Doubtful Debts (continued)

	Three months ended March 31	
	2009	2008
E. Details of net effect of hedging derivative instruments on profit (loss) from financing activities:		
Financing income (expenses) in respect of assets	**15**	(23)
Financing expenses from liabilities	**181**	215

Note 8
Profit (loss) from Investments in Shares, net

	For the three months period ended March 31	
	2009	2008
Profit from the sale of shares available for sale	**-**	3
Losses from the sale of shares available for sale(1)	**(2)**	(10)
Realized and unrealized profits (losses) from adjustments to the fair value of shares held for trading, net	**6**	1
Dividend from shares available for sale and held for trading	**-**	3
Total profits (losses) from investmenst in shares, net	**4**	(3)

(1) Including provision for decline in value.

Note 9
Operating Segments Information

	Three months ended March 31,2009							
	Households segment	Private banking segment	Small business segment	Commercial segment	Corporate segment	Financial Management segment	Others and adjustments	Total
Profit (loss) from financing activities before provision for doubtful debts								
- From externals	**273**	**(3,321)**	**(248)**	**86**	**4,404**	**(222)**	**-**	**972**
- Inter-segmental	**152**	**3,607**	**461**	**84**	**(3,807)**	**(497)**	**-**	**-**
Operating and other income:								
- From externals	**295**	**364**	**128**	**41**	**130**	**8**	**196**	**1,162**
- Inter-segmental	**(12)**	**(49)**	**(14)**	**(5)**	**-**	**-**	**80**	**-**
Total income (expenses)	**708**	**601**	**327**	**206**	**727**	**(711)**	**276**	**2,134**
Provision for doubtful debts	**63**	**14**	**48**	**31**	**158**	**-**	**-**	**314**
Net profit (loss)	**36**	**93**	**38**	**55**	**252**	**(438)**	**6**	**42**
Return on equity**	**5.0%**	**29.9%**	**13.6%**	**22.0%**	**16.2%**	**(31.5%)**		**0.9%**

* Reclassified.
** Calculated based on the capital allocated to the segment, according to the risk assets which were attributed to it.

(in millions of NIS)

Note 9
Operating Segments Information (continued)

	Three months ended March 31, 2008*							
	Households segment	Private banking segment	Small business segment	Commercial segment	Corporate segment	Financial Management segment	Others and adjustments	Total
Profit (loss) from financing activities before provision for doubtful debts								
- From externals	837	1,521	618	346	142	(5,476)	-	(2,012)
- Inter-segmental	(352)	(1,168)	(364)	(293)	76	2,101	-	-
Operating and other income:								
- From externals	394	432	150	48	131	(3)	132	1,284
- Inter-segmental	(15)	(44)	(13)	(6)	(1)	-	79	-
Total income	864	741	391	95	348	(3,378)	211	(728)
Provision for doubtful debts	31	5	34	42	(80)	-	-	32
Net profit	270	215	78	(29)	145	(2,259)	13	(1,567)
Return on equity**	45.8%	61.2%	35.2%	(11.2%)	10.4%	(92.6%)		(29.8%)

	Year ended December 31, 2008							
	Households segment	Private banking segment	Small business segment	Commercial segment	Corporate segment	Financial Management segment	Others and adjustments	Total
Profit (loss) from financing activities before provision for doubtful debts								
- From externals	3,329	(296)	1,376	1,387	4,137	(6,677)	-	3,256
- Inter-segmental	(1,359)	1,616	(395)	(880)	(2,431)	3,449	-	-
Operating and other income:								
- From externals	1,392	1,520	560	176	311	41	655	4,655
- Inter-segmental	(50)	(168)	(52)	(26)	(2)	-	298	-
Total income	3,312	2,672	1,489	657	2,015	(3,187)	953	7,911
Provision for doubtful debts	206	59	189	119	947	-	-	1,520
Net profit	567	463	256	95	240	(2,590)	74	(895)
Return on equity**	20.6%	32.8%	25.1%	9.0%	4.0%	(49.0%)		(4.8%)

* Reclassified.
** Calculated based on the capital allocated to the segment, according to the risk assets which were attributed to it.



Bank Hapoalim B.M.
Head Office 50 Rothschild Blvd.
Tel Aviv 66883, Israel
Tel. 972 3 5673333
Fax. 972 3 5607028
www.bankhapoalim.com

bank hapoalim